     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1999


                                            REGISTRATION STATEMENT NO. 333-67065
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       INTERSTATE HOTELS MANAGEMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MARYLAND                            7011                           75-2767215
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)

                      680 ANDERSEN DRIVE, FOSTER PLAZA TEN
                         PITTSBURGH, PENNSYLVANIA 15220
                                 (412) 937-0600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                THOMAS F. HEWITT
                       INTERSTATE HOTELS MANAGEMENT, INC.
                      680 ANDERSEN DRIVE, FOSTER PLAZA TEN
                         PITTSBURGH, PENNSYLVANIA 15220
                                 (412) 937-0600
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)
                           -------------------------

                                   COPIES TO:

                            CARLA S. MORELAND, ESQ.
                             JOHN P. BOHLMANN, ESQ.
                     C/O PATRIOT AMERICAN HOSPITALITY, INC.
                             1950 STEMMONS FREEWAY
                         SUITE 6001 DALLAS, TEXAS 75207
                                 (214) 863-1000
                             TIMOTHY Q. HUDAK, ESQ.
                       INTERSTATE HOTELS MANAGEMENT, INC.
                      680 ANDERSEN DRIVE, FOSTER PLAZA TEN
                         PITTSBURGH, PENNSYLVANIA 15220
                                 (412) 937-0600

                           -------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           -------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY   , 1999


                                9,221,743 SHARES
                       INTERSTATE HOTELS MANAGEMENT, INC.

                                DISTRIBUTION BY
                       PATRIOT AMERICAN HOSPITALITY, INC.

                          TO ITS SHAREHOLDERS OF UP TO
                        9,221,743 SHARES OF COMMON STOCK
                     OF INTERSTATE HOTELS MANAGEMENT, INC.
                           -------------------------


     We are sending you this Information Statement/Prospectus to describe the spin-off of 92% of Interstate Hotels Management, Inc. from Patriot American Hospitality, Inc., and the business and financial condition of Interstate Management following the spin-off. When the spin-off is accomplished, you will receive one share of common stock of Interstate Management for every 19.57 shares of Patriot common stock, Patriot Series A Preferred Stock, Wyndham International, Inc. Series A and Series B Preferred Stock, Patriot American Hospitality Partnership, L.P. common and preferred limited partnership units, and Wyndham International Operating Partnership, L.P. Class A and Class C preferred limited partnership units you own.



     Patriot signed a merger agreement on December 2, 1997 pursuant to which it was to acquire Interstate Hotels Company. In March 1998, prior to the closing of the merger, Marriott International, Inc. sued Interstate Hotels Company seeking to block the transaction, and the merger was preliminarily enjoined in April 1998 pending a trial on the merits of Marriott's claims. On May 27, 1998, Patriot/Wyndham, Interstate Hotels Company and Marriott reached a settlement allowing the Patriot/Interstate Hotels Company merger to close on June 2, 1998. As part of the settlement agreement, Patriot agreed to effect the spin-off of Interstate Management, which operates and has a 45% managing member interest in the third-party hotel management business Patriot acquired from Interstate Hotels Company. Interstate Management has been a subsidiary of Patriot since the Interstate Hotels Company acquisition. The spin-off achieves two goals: you will continue to own an equity stake in Interstate Hotels Company's third-party hotel management business, but Wyndham, shares of which are paired and trade together as a single unit with Patriot's shares and which is a major competitor of Marriott's, will not have a direct operational relationship with Marriott or any
Marriott hotels. If you are a holder of record of Patriot securities on May   ,
1999, you will receive your Interstate Management shares automatically. You do not need to take any further action. We intend to apply to have the Interstate Management shares listed on the New York Stock Exchange under the trading symbol "IHC."


                           -------------------------


WE URGE YOU TO READ THIS INFORMATION STATEMENT/PROSPECTUS CAREFULLY SINCE IT CONTAINS INFORMATION THAT IS IMPORTANT TO YOU. PLEASE PAY PARTICULAR ATTENTION TO THE "RISK FACTORS" BEGINNING ON PAGE 11.

                           -------------------------

NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
                           -------------------------


The date of this Information Statement/Prospectus is May   , 1999.


THE INFORMATION IN THIS INFORMATION STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS INFORMATION STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Questions and Answers about the Spin-off and Interstate
  Management................................................    1
Summary.....................................................    3
Summary Financial and Other Data............................    7
Recent Developments.........................................    9
Risk Factors................................................   11
The Spin-off................................................   18
Business....................................................   23
Selected Financial and Other Data...........................   34
Pro Forma Financial Data....................................   36
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   44
Management..................................................   53
Certain Relationships and Related Transactions..............   61
Security Ownership of Certain Beneficial Owners and
  Management................................................   63
Description of Capital Stock................................   63
Where You Can Find More Information.........................   68
Index to Combined Financial Information.....................  F-1



In addition to historical information, this Information Statement/Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and information based on our current views of our business and our assumptions concerning future events. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimates," "projects" or similar expressions are intended to identify these forward-looking statements. These statements are subject to risks and uncertainties that could cause our actual operations and results of operations to differ materially from those reflected in our forward-looking statements.



Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on trends which we anticipate in the lodging industry and the effect on those trends of such factors as industry capacity, the seasonal nature of the lodging industry, product demand and pricing and the other matters referred to in the "Risk Factors" section of this document. Accordingly, you are cautioned not to place undue reliance on our forward-looking statements.



This Information Statement/Prospectus contains trademarks and trade names of companies other than Interstate Hotels Management, Inc.

       QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND INTERSTATE MANAGEMENT


These questions and answers are qualified by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Information Statement/Prospectus. References to "we," "us," and "Interstate Management" mean Interstate Hotels Management, Inc. and its subsidiaries, references to "Interstate Hotels, LLC" mean Interstate Hotels, LLC and its subsidiaries, references to "Patriot" mean Patriot American Hospitality, Inc. and its subsidiaries, references to "Wyndham" mean Wyndham International, Inc. and its subsidiaries, references to "Patriot/Wyndham" mean Patriot and its subsidiaries together with Wyndham and its subsidiaries, references to "Old Interstate" mean Interstate Hotels Company, references to "Interstate Management stock" and "Interstate Management shares" mean the common stock of Interstate Management, and references to "Patriot securities" mean common stock and Series A Preferred Stock of Patriot, Series A and Series B Preferred Stock of Wyndham, common and preferred limited partnership units of Patriot American Hospitality Partnership, L.P. and Class A and Class C Preferred limited partnership units of Wyndham International Operating Partnership, L.P. All statistics are as of December 31, 1998, unless otherwise noted, and relate to Interstate Management's portfolio of hotels for which management contracts or leases were in place as of April 15, 1999 and/or which we expect to be operated by Interstate Management following the spin-off.


Q: WHAT WILL HAPPEN IN THE SPIN-OFF?


A: In the spin-off, Patriot/Wyndham will separate from its hotel business Old
   Interstate's third-party hotel management business and equity interests in The Charles Hotel Complex, a hotel, retail and office complex located in Cambridge, Massachusetts, to create a separate publicly traded company. We expect that our interests in The Charles Hotel Complex (other than our interest in the manager of The Charles Hotel) will be sold shortly following the spin-off. Patriot/Wyndham acquired the assets being included in the spin-off through Patriot's merger with Old Interstate. "Third-party hotel management business" refers to the management, leasing and related services we perform for hotels that we do not own.


Q: WHAT WILL I RECEIVE IN THE SPIN-OFF?


A: You will receive one Interstate Management share for every 19.57 Patriot
   securities you own on May   , 1999, the record date for the spin-off. We will
   not issue any fractional shares. Instead, you will receive cash based on the market value of any fractional shares.


   Example: If you own 100 Patriot securities, then after the spin-off you will receive five Interstate Management shares and a check for the market value of the fractional interest.

Q: WHAT DO I HAVE TO DO TO PARTICIPATE IN THE SPIN-OFF?


A: Nothing. No proxy or vote is necessary for the spin-off. If you own Patriot
   securities as of the close of business on May   , 1999, Interstate Management
   shares will be mailed to you or credited to your brokerage account. You do not need to mail in any stock certificates.


Q: WHAT WILL MY SPIN-OFF SHARES BE WORTH?

A: Based on information we have received from Patriot, we have estimated the
   initial value of the Interstate Management shares to be      per share. The
   actual trading value of the Interstate Management shares may be higher or lower than the estimated value and will depend on many factors. Until an orderly trading market develops, the market price for the Interstate Management shares may fluctuate significantly. Please obtain current quotations prior to deciding whether to purchase or sell Interstate Management shares.

Q: WILL I HAVE TO PAY TAXES ON THE SHARES I RECEIVE IN THE SPIN-OFF?


A: Yes. The fair market value at the time of the spin-off of the Interstate
   Management shares you receive in the spin-off with respect to your shares of Patriot stock and the cash you receive in lieu of fractional shares will be taxable to you. The distribution will be treated as a dividend and taxable as ordinary income if it is paid out of Patriot's earnings and profits. Any amount of the distribution in excess of earnings and profits will first reduce your tax basis in your Patriot common stock and then will be taxable
   to you as capital gain. We have assigned an estimated value of        per
   share to the Interstate Management shares, but the actual value of the
   spin-off distribution could be between        and        per share. The final
   value of the spin-off distribution cannot be determined until after the distribution is completed. We will make a public announcement of the amount of the distribution promptly after it is determined and will furnish to you the required IRS information as promptly as we can. For a more detailed description of the tax consequences to you of the spin-off, see page 18.



   If you receive a distribution of Interstate Management shares with respect to Patriot securities other than Patriot stock, different rules will apply. These rules are summarized on page 21.


Q: WHEN WILL I RECEIVE MY INTERSTATE MANAGEMENT SHARES?

A: Patriot will deliver the Interstate Management shares to which you are entitled as promptly as it can following the spin-off. Patriot will either mail a stock certificate to you or arrange for your shares to be credited electronically to your brokerage account.

Q: WHEN WILL I BE ABLE TO BUY AND SELL INTERSTATE MANAGEMENT SHARES?

A: You may buy and sell Interstate Management shares once the spin-off occurs.

Q: WHERE WILL THE INTERSTATE MANAGEMENT SHARES TRADE?


A: Interstate Management intends to apply to have its shares listed on the New
   York Stock Exchange under the trading symbol "IHC."


Q: WILL DIVIDENDS BE PAID ON THE INTERSTATE MANAGEMENT SHARES?


A: We do not plan to pay dividends on the Interstate Management shares in the foreseeable future. We are not a REIT and thus are not required to pay any dividends. We plan to retain our earnings to fund the development of our business.


Q: WHOM SHOULD I CALL WITH QUESTIONS ABOUT THE SPIN-OFF AND INTERSTATE
   MANAGEMENT?

A: If you have questions about the spin-off or Interstate Management or if you would like additional copies of this Information Statement/Prospectus or any document we refer to in this Information Statement/ Prospectus, you should contact Lisa O'Connor at Interstate Management at (412) 937-0600.

                                    SUMMARY

This summary highlights selected information from this Information Statement/Prospectus and does not contain all of the information that may be important to you. For a more complete description of the spin-off, you should read this entire Information Statement/Prospectus as well as the additional documents we refer to under the heading "Where You Can Find More Information."

THE SPIN-OFF


When the spin-off is consummated, Patriot will distribute to you one Interstate
Management share for every 19.57 Patriot securities you own on May   , 1999, the
record date for the spin-off. At the time of the spin-off, Marriott will also purchase four percent of the outstanding Interstate Management shares for
approximately $2.1 million. We expect the spin-off to occur on May   , 1999.


REASONS FOR THE SPIN-OFF


Before Patriot/Wyndham agreed to acquire Old Interstate in December 1997, Patriot/Wyndham negotiated a non-binding letter of intent with Marriott to address Marriott's concerns regarding the acquisition of Old Interstate, their largest franchisee, by a competitor, Patriot/Wyndham. Despite lengthy and intensive negotiations, Patriot/Wyndham and Marriott were unable to reach a definitive agreement prior to the planned closing of the Old Interstate merger and Marriott filed suit in March 1998 seeking to block the merger. Patriot/Wyndham, Old Interstate and Marriott reached a settlement on May 27, 1998 which allowed the Old Interstate merger to close on June 2, 1998. A major component of the settlement agreement was the transfer of operations consisting principally of Old Interstate's third-party hotel management business to a newly created subsidiary of Patriot/Wyndham, Interstate Management, and the subsequent spin-off of Interstate Management from Patriot/Wyndham.


OWNERSHIP OF INTERSTATE MANAGEMENT FOLLOWING THE SPIN-OFF


At the time of the spin-off, Marriott will purchase four percent of our outstanding shares for approximately $2.1 million. In the spin-off,
               Interstate Management shares will be distributed to the counterparties of forward equity contracts into which Patriot/Wyndham has entered. The Interstate Management shares distributed to the counterparties, however, will be exchanged immediately following the spin-off for shares of paired common stock of Patriot/Wyndham of equivalent value, and these Interstate Management shares will then be cancelled. Following the spin-off and these transactions, holders of Patriot securities will own 92% of our shares, Marriott will own four percent of our shares and Patriot/ Wyndham will own four percent of our shares. This ownership structure was a negotiated part of the settlement agreement reached with Marriott and will allow each of Patriot/Wyndham and Marriott to maintain an equal interest in Interstate Management. This structure, in addition to rights to elect directors held by Wyndham and Marriott, will allow both Patriot/Wyndham and Marriott to have an influence on the management of our affairs.


OUR CORPORATE STRUCTURE


After the spin-off, we will initially have two principal subsidiaries, Interstate Hotels, LLC and IHC II, LLC. We will own a 45% managing member interest in Interstate Hotels, LLC and a 99.99% interest in IHC II, LLC. Patriot will retain a 55% non-controlling ownership interest in Interstate Hotels, LLC and Marriott will own the remaining .01% interest in IHC II, LLC. Interstate Hotels, LLC is the entity that will operate the third-party hotel management business that Patriot/Wyndham acquired from Old Interstate, as well as own equity interests representing in the aggregate an approximate 50.3% non-controlling interest in The Charles Hotel Complex. We expect that our interests in The Charles Hotel Complex (other than our interest in the manager of The Charles Hotel) will be sold shortly following the spin-off. Upon consummation of the spin-off, substantially all of our assets will be held through Interstate Hotels, LLC. Because we own only 45% of Interstate Hotels, LLC, our shareholders will benefit from only 45% of the revenues deriving from these assets. IHC II, LLC will enter into arrangements under which Marriott will submanage eleven Marriott hotels acquired by Patriot/Wyndham from Old Interstate. IHC II, LLC is not expected to make a profit on these arrangements, but rather will serve to insulate having a direct operational relationship with each other. Summary diagrams of our structure both prior to and immediately following the spin-off are set forth below.

Included here in the printed version of this Information
Statement/Prospectus are two graphics which depict, using boxes to represent entities and arrows to represent ownership interests, the ownership structure of Interstate Management immediately prior to and immediately following the spin-off.

The first graphic, which depicts the ownership structure of Interstate Management immediately prior to the spin-off, shows that:

     o Patriot will own 99% of Interstate Management and PAH-Interstate Holdings, Inc., a subsidiary owned 99% by Patriot and one percent by Wyndham Operating Partnership (itself a subsidiary of which Wyndham owns at least 85%), will own one percent of Interstate Management;

     o    Interstate Management will own 100% of IHC II, LLC;

     o Interstate Management will own 45% of Interstate Hotels, LLC and PAH-Interstate Holdings, Inc. will own 55% of Interstate Hotels, LLC;

     o Interstate Hotels, LLC will own 99% of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., and several entities owning interests in leaseholds, and PAH-Interstate Member, Inc., a wholly-owned subsidiary of Interstate Management, will own one percent of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., and several entities owning interests in leaseholds;

     o Interstate Hotels, LLC will own 100% of both Colony Hotels and Resorts Company and Northridge Insurance Company; and

     o Interstate Hotels, LLC will own 50.3% in the aggregate of several entities owning equity interests in The Charles Hotel Complex.

The second graphic, which depicts the ownership structure of Interstate Management immediately following the spin-off, shows that:

     o Marriott will own four percent of Interstate Management, the holders of Patriot securities will own 92% of Interstate Management, Wyndham will own three percent of Interstate Management, and PAH-Interstate Holdings, Inc., a subsidiary owned 99% by Patriot and one percent by Wyndham Operating Partnership (itself a subsidiary of which Wyndham owns at least 85%), will own one percent of Interstate Management;

     o Interstate Management will own 99.99% of IHC II, LLC and Marriott will own .01% of IHC II, LLC;

     o Interstate Management will own 45% of Interstate Hotels, LLC and PAH-Interstate Holdings, Inc. will own 55% of Interstate Hotels, LLC;

     o Interstate Hotels, LLC will own 99% of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., and several entities owning interests in leaseholds, and PAH-Interstate Member, Inc., a wholly-owned subsidiary of Interstate Management, will own one percent of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., and several entities owning interests in leaseholds;

     o Interstate Hotels, LLC will own 100% of both Colony Hotels and Resorts Company and Northridge Insurance Company; and

     o Interstate Hotels, LLC will own 50.3% in the aggregate of several entities owning equity interests in The Charles Hotel Complex.

MANAGEMENT


There initially will be six persons on our Board of Directors. Thomas F. Hewitt is our Chief Executive Officer and the Chairman of our Board of Directors.


Our principal executive offices are located at 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220. Our telephone number is (412) 937-0600.

                        SUMMARY FINANCIAL AND OTHER DATA


We are providing the following summary financial information to aid you in your analysis of the financial aspects of the spin-off. The table sets forth summary historical financial data for Interstate Management, prior to the merger of Old Interstate with Patriot, as the predecessor, as of and for the years ended December 31, 1994, 1995, 1996 and 1997 and for the period from January 1, 1998 to June 1, 1998, and for Interstate Management, subsequent to the merger of Old Interstate with Patriot, as the successor, as of December 31, 1998 and for the period from June 2, 1998 to December 31, 1998. In addition, we have provided a combined 1998 column which combines the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998. We believe that this presentation is informative to the reader. In addition, summary pro forma financial data for the year ended December 31, 1998 is presented.


            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND HOTEL DATA)

                                                          PREDECESSOR                               SUCCESSOR
                                 --------------------------------------------------------------   -------------
                                             YEAR ENDED DECEMBER 31,               JAN. 1, 1998   JUNE 2, 1998
                                 -----------------------------------------------     THROUGH         THROUGH
                                   1994        1995         1996         1997      JUNE 1, 1998   DEC. 31, 1998
                                 --------   ----------   ----------   ----------   ------------   -------------
STATEMENT OF INCOME DATA:
Revenues:
  Lodging revenues.............        --           --   $    9,979   $  167,855    $   78,769     $  115,153
  Management and related
    fees.......................  $ 36,726   $   45,018       53,733       62,562        27,994         33,241
                                 --------   ----------   ----------   ----------    ----------     ----------
      Total revenues...........    36,726       45,018       63,712      230,417       106,763        148,394
Expenses:
  Lodging expenses.............        --           --        6,126       85,631        39,834         60,790
  Operating expenses and
    other(3)...................    20,708       24,934       39,931       34,673        16,623         14,870
  Lease expense................        --           --        3,477       73,283        34,515         51,165
  Depreciation and
    amortization...............     3,659        4,188        4,385        4,845         2,152         10,659
  Interest, net................       (30)        (146)        (501)        (498)         (204)          (390)
                                 --------   ----------   ----------   ----------    ----------     ----------
Income before income tax
  expense......................    12,389       16,042       10,294       32,483        13,843         11,300
Income tax expense(4)..........        --           --        4,117       12,986         5,528          4,436
                                 --------   ----------   ----------   ----------    ----------     ----------
Income before minority
  interest.....................    12,389       16,042        6,177       19,497         8,315          6,864
Minority interest..............        --           --           --           18            24            209
                                 --------   ----------   ----------   ----------    ----------     ----------
Net income.....................  $ 12,389   $   16,042   $    6,177   $   19,479    $    8,291     $    6,655
                                 ========   ==========   ==========   ==========    ==========     ==========
Pro forma net income per common
  share(5):
  Basic........................
  Diluted......................
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents......  $  6,702   $   14,035   $   11,168   $    2,432                   $    1,652
Total assets...................    30,741       38,420       88,204      118,185                      161,157
Long-term debt.................     3,890        1,270          541          370                           --
Total equity...................    18,858       24,345       56,886       80,730                       92,607
OTHER FINANCIAL DATA:
EBITDA (6).....................                          $   14,178   $   36,812    $   15,767     $   21,360
Net cash provided by operating
  activities...................                              15,331       12,517        18,359          9,593
Net cash (used in) provided by
  investing activities.........                              (4,338)     (35,707)        2,674        (27,707)
Net cash (used in) provided by
  financing activities.........                             (13,860)      14,454       (19,298)        15,599
TOTAL HOTEL DATA (7)
Total hotel revenues...........  $858,986   $1,056,279   $1,326,581   $1,600,958
Number of hotels (8)...........       136          150          212          223
Number of rooms (8)............    31,502       35,044       43,178       45,329

                                       YEAR ENDED
                                      DECEMBER 31,
                                 -----------------------
                                  COMBINED    PRO FORMA
                                  1998(1)      1998(2)
                                 ----------   ----------
STATEMENT OF INCOME DATA:
Revenues:
  Lodging revenues.............  $  193,922   $  193,922
  Management and related
    fees.......................      61,235       46,736
                                 ----------   ----------
      Total revenues...........     255,157      240,658
Expenses:
  Lodging expenses.............     100,624      100,624
  Operating expenses and
    other(3)...................      31,493       30,023
  Lease expense................      85,680       85,680
  Depreciation and
    amortization...............      12,811       18,184
  Interest, net................        (594)      (1,169)
                                 ----------   ----------
Income before income tax
  expense......................      25,143        7,316
Income tax expense(4)..........       9,964        1,317
                                 ----------   ----------
Income before minority
  interest.....................      15,179        5,999
Minority interest..............         233        4,024
                                 ----------   ----------
Net income.....................  $   14,946   $    1,975
                                 ==========   ==========
Pro forma net income per common
  share(5):
  Basic........................               $     0.20
  Diluted......................               $     0.20
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents......  $    1,652   $   30,442
Total assets...................     161,157      173,604
Long-term debt.................          --           --
Total equity...................      92,607       64,372
OTHER FINANCIAL DATA:
EBITDA (6).....................  $   37,127   $   10,949
Net cash provided by operating
  activities...................      27,952       26,853
Net cash (used in) provided by
  investing activities.........     (25,033)     (11,533)
Net cash (used in) provided by
  financing activities.........      (3,699)      (2,079)
TOTAL HOTEL DATA (7)
Total hotel revenues...........  $1,546,926   $1,062,531
Number of hotels (8)...........         176          159
Number of rooms (8)............      35,214       29,869

-------------------------

(1) Represents the summation of the balances from the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998.

(2) Reflects the spin-off and other adjustments described in "Pro Forma Financial Data."


(3) Includes a non-recurring expense of $11,896 for the year ended December 31, 1996, relating to the issuance of 785,533 shares of common stock to executives and key employees of Old Interstate in consideration for the cancellation of stock options issued by one of Old Interstate's predecessors in 1995.



(4) Prior to 1996, Old Interstate and its predecessors were organized as S corporations, partnerships and limited liability companies and, accordingly, were not subject to federal or significant state income taxes.


(5) Based on 10,002,035 shares of common stock outstanding on a pro forma basis on the spin-off date.


(6) EBITDA represents earnings before interest, income tax expense, depreciation and amortization. The 1998 pro forma EBITDA represents Interstate Management's 45% share of total EBITDA. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA, as calculated by Interstate Management, may not be consistent with computations of EBITDA by other companies. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under generally accepted accounting principles for purposes of evaluating Interstate Management's results of operations.



(7) Represents all hotels, including the leased hotels, which Interstate Management operated.



(8) As of the end of the periods presented. The 1998 pro forma number of hotels and number of rooms excludes 14 hotels with 2,335 rooms that have opened in 1999 or that are scheduled to open in 1999 and that are currently or are expected to be managed by Interstate Hotels, LLC.

                              RECENT DEVELOPMENTS



SETTLEMENT OF EQUITY INNS DISPUTE



We were engaged in a dispute with Equity Inns Partnership, L.P. regarding, among other matters, the status of leases for 79 hotels we lease from Equity Inns or its affiliates. The principal issue in the dispute was whether we or Equity Inns were responsible for funding capital improvements required under the property improvement plans which were issued, as a result of Patriot's merger with Old Interstate, by franchisors under whose brand names we operate the leased hotels. We recently settled this dispute and entered into a consolidated amendment to our lease agreements and master agreement with Equity Inns. Under the terms of the consolidated amendment:



     - We have agreed to nominate and recommend one appointee of Equity Inns to our initial Board of Directors.



     - Equity Inns acknowledged that we are not responsible for funding the capital improvements required under the property improvement plans issued as a result of the Patriot/Old Interstate merger.



     - Equity Inns' obligation to offer us the right to lease and manage any hotel property acquired or developed by Equity Inns prior to November 2001 has been extinguished with the exception of two listed hotels.



     - Our obligation to offer Equity Inns the option to acquire all mid-scale, upper economy, economy or budget hotels which we develop and sell prior to November 2001 has been extinguished.



     - We have granted to Equity Inns a right of first offer in the event we desire to sell all of the leases or 75% or more of the direct equity interests in all of the lessees.



     - Patriot/Wyndham, which had guaranteed all of the leases, has been released from its guarantees on a majority of the leases and, upon receipt of third-party consents, will be released from the remainder of its guarantees.



     - We have agreed to indemnify Patriot/Wyndham in the event Patriot/Wyndham is required to make any payments in respect of the lease guarantees under which it remains liable and, in order to secure our indemnification obligation, we will pledge to Patriot/Wyndham our equity interests in one of the lessees.



     - As guarantor of the leases, we are subject to a minimum net worth covenant.



     - We are subject to performance standards with respect to the leased hotels, including requirements to maintain (i) room revenue per available room and expenditures to within specified percentages of the amounts targeted in the hotels' operating budgets and (ii) continuity in management personnel at the hotels.



     - Equity Inns agreed to enter into a long-term lease for a hotel we currently operate under a short-term management contract, and we agreed to terminate a short-term management contract for a separate Equity Inns hotel.



     - We made a one-time additional incentive rent payment (funded by Patriot/Wyndham) for the 1999 lease year in the amount of $2.0 million to Equity Inns.



     - As guarantor of the leases, we agreed that, so long as either we fail to meet the minimum net worth covenant or there is a monetary default under any lease, we will not be permitted to declare or pay dividends or other distributions.

PROPOSED SALE OF EQUITY INTERESTS IN THE CHARLES HOTEL



In connection with the spin-off, Patriot/Wyndham will contribute to us several equity interests relating to The Charles Hotel Complex in Cambridge, Massachusetts, consisting of:



- A general partnership interest in the manager of The Charles Hotel; and



- The general partnership interest and a limited partnership interest in Intercarp Limited Partnership, which is a general partner in the managing general partner of the ground lessee of The Charles Hotel Complex.



Patriot/Wyndham and we have reached a tentative agreement under which the partnership interests in Intercarp Limited Partnership will be sold to another limited partner in Intercarp Limited Partnership. Interstate Hotels, LLC will receive an aggregate purchase price for this sale of $19.3 million, consisting of $13.5 million in cash and $5.8 million in the form of a secured promissory note. The $5.8 million secured promissory note is a three year note which pays interest only (at a rate of 10% annually) until the maturity date. As part of the tentative agreement, we would assume Patriot/Wyndham's obligation to indemnify the proposed buyer of the partnership interests. In connection with this obligation, we will be required to indemnify the proposed buyer and its affiliates against claims brought by third parties (including other limited partners in The Charles Hotel Complex) arising out of Old Interstate's and Patriot/Wyndham's purchase of interests in The Charles Hotel Complex, as well as claims arising out of the sale contemplated by the agreement.



After the spin-off and the sale, Interstate Hotels, LLC will continue to manage The Charles Hotel through Cambridge Hotel Associates, the manager of The Charles Hotel, in which it has a general partnership interest. In connection with the sale, however, the management agreement under which Cambridge Hotel Associates manages The Charles Hotel will be amended to include terms generally similar to the existing agreement, but for a new ten year term. In exchange for the extension of the term to ten years, Interstate Hotels, LLC will receive a lower portion of the management fees payable to Cambridge Hotel Associates. On a pro forma basis for the year ended December 31, 1998, the management fees would equal $1.2 million (rather than the $1.5 million Interstate Hotels, LLC earned in 1998 under the existing arrangements). Also in connection with the extension of the management agreement term, Interstate Hotels, LLC will make a $2.5 million unsecured loan to the owner of The Charles Hotel. This loan will bear interest at 10% and mature in three years. We expect that these transactions will be consummated in the third quarter of 1999.

                                  RISK FACTORS

You should carefully read and evaluate the risk factors listed below as well as the other information contained in this Information Statement/Prospectus.

OUR MANAGEMENT AGREEMENTS MAY EXPIRE OR BE TERMINATED


Almost all of our revenues for the foreseeable future will come from the operation of hotels for third-party owners. Hotel management agreements will expire and be terminated and renegotiated in the ordinary course of our business. Typically, our hotel management agreements may be terminated for many reasons, including default by us or sale of, or foreclosure on, the underlying property.



- Twenty-three of our management agreements (which generated 16.5% of our 1998 pro forma net management fees) may be terminated without cause and without the payment of a penalty by either party upon thirty to ninety days' notice.



- An additional 20 management agreements (which generated 14.2% of our 1998 pro forma net management fees) may be terminated without cause upon thirty to ninety days' notice with the payment of a termination fee.



- We have been notified by third-party owners of six hotels (which generated 15.4% of our 1998 pro forma net management fees) that such hotels are currently for sale.



- Sixteen of our management agreements (which generated 22.3% of our 1998 pro forma net management fees) expire by the end of 1999, 19 agreements (which generated 13.7% of our 1998 pro forma net management fees) expire by the end of 2000, and eight agreements (which generated 7.3% of our 1998 pro forma net management fees) expire by the end of 2001.



- Since the closing of the Patriot/Old Interstate merger, 35 of our management agreements have been terminated (excluding management agreements that were transferred to Wyndham in connection with the Patriot/Old Interstate merger) and we have acquired 13 new management agreements, for a net loss of 22 management agreements.


In aggregate, we estimate the average remaining life of our hotel management agreements to be approximately five years. We cannot be sure that any of these management agreements will be renewed or extended or that the terms of any renewals or extensions will be as favorable to us as the terms of the existing agreements. We also cannot be sure that we will be able to obtain new third-party hotel management agreements or that the terms of any new management agreements will be as favorable to us as the typical terms of our existing agreements. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Background and General" for a more detailed discussion.


OUR BUSINESS HAS BEEN DISRUPTED BY THE OLD INTERSTATE MERGER AND PLANS FOR THE SPIN-OFF



There has been significant disruption to our business caused by the Old Interstate merger with Patriot, the lengthy and intensive negotiations regarding the Marriott settlement, the consideration of possible alternatives to the spin-off including the private sale of Interstate Management to a third party, and the preparations for the spin-off. In addition, Old Interstate's operations were required to be divided between those to be retained by Patriot/Wyndham and those which would be contributed to us in connection with the spin-off. We were required to expend a substantial amount of resources, particularly the time and attention of senior management, in order to achieve that division of operations. The diversion of senior management's attention and the uncertainty with respect to our future operations caused by these distractions has disrupted our relationships with hotel owners and adversely affected our financial results. Since the closing of the Patriot/Old Interstate merger, there has been a net reduction in our business of 22 management agreements. In addition, the disruption to our business has reduced employee morale, increased employee turnover and caused us to be unable to actively pursue new business. If, following the spin-off, we cannot rectify the disruption in our relationships with hotel owners and successfully address the other issues described above, the current negative trend in our business and financial results will continue.


OUR MANAGEMENT CONTRACTS ON LEASED HOTELS MAY BE TERMINATED IF THE LEASED HOTELS ARE SOLD


Equity Inns, the owner of substantially all of our 80 leased hotels, has the right under our lease agreements to sell any or all of the leased hotels from time to time without our consent. Our leases and management agreements with respect to these hotels could be terminated upon such a sale. If Equity Inns were to sell a substantial number of the leased hotels and the new owners did not continue our management agreements, our results would be negatively affected. Equity Inns has advised us that it is currently marketing twelve of the leased hotels for sale.



WE MAY BE REQUIRED TO ASSUME PATRIOT/WYNDHAM'S OBLIGATION TO INDEMNIFY OUR JOINT VENTURE PARTNER IN THE CHARLES HOTEL COMPLEX



Patriot/Wyndham and we have reached a tentative agreement under which all of our equity interests in The Charles Hotel Complex, with the exception of our general partnership interest in the entity which manages The Charles Hotel, will be sold. For a more detailed discussion of the proposed sale transaction, see page
10. As part of the tentative agreement, we would assume Patriot/Wyndham's obligation to indemnify the proposed buyer of the partnership interests. In connection with this obligation, we will be required to indemnify the proposed buyer and its affiliates against claims brought by third parties (including other limited partners in The Charles Hotel Complex) arising out of Old Interstate's and Patriot/Wyndham's purchase of interests in The Charles Hotel Complex, as well as claims arising out of the sale contemplated by the agreement.



WE MAY BE OBLIGATED TO PURCHASE OUR JOINT VENTURE PARTNER'S INTEREST IN THE MANAGER OF THE GROUND LESSEE OF THE CHARLES HOTEL COMPLEX



Should Patriot/Wyndham and we fail to complete the sale of our equity interests in The Charles Hotel Complex for any reason, we would continue to own the interests in The Charles Hotel Complex which we will own at the spin-off, and we will remain obligated under the existing agreements with respect thereto. Under the existing agreement governing our general partnership interest in the entity which manages the ground lessee of The Charles Hotel Complex, our joint venture partner has the right to require us to purchase its 45% interest after October 2, 1999 or earlier upon the occurrence of circumstances set forth in our joint venture agreement. If our joint venture partner exercises this right, we would be obligated to (i) purchase its interest for approximately $11.5 million or
(ii) dissolve the ground lessee (and its general partner) and sell its assets to a third party. Either of such developments could adversely affect our financial condition or results of operations.



OUR NET INCOME WILL BE NEGATIVELY AFFECTED BY SIGNIFICANT DEPRECIATION AND AMORTIZATION EXPENSE



A portion of the purchase price of the Patriot/Old Interstate merger was allocated to the management and lease contracts for hotels that Interstate Hotels, LLC is expected to operate following the spin-off. The costs allocated to these contracts have been stated at their estimated fair market values and are being amortized using the straight-line method over five years for management contracts and 11 and 13.5 years for lease contracts. The resulting amortization expense will have a significant impact on our net income for the foreseeable future. Depreciation and amortization expense was $18.2 million on a pro forma basis for the year ended December 31, 1998 ($17.1 million of which was attributable to amortization of these management and lease contracts.)


WE COMPETE FOR THIRD-PARTY HOTEL MANAGEMENT AGREEMENTS AND RELATED BUSINESS


We compete for third-party hotel management agreements with international, national, regional and local hotel management and franchise companies. We compete with these companies on factors such as relationships with hotel owners and investors, access to capital, financial performance, contract terms, name recognition, marketing support and the willingness to provide funds in connection with new management arrangements. Many of our competitors have substantially greater financial resources and better name recognition than we do. In order for us to expand our hotel management business, we may be required to offer more attractive terms to hotel owners than those contained in our existing management agreements and we may be required to make debt or equity investments in hotel properties. We currently have limited capital available to make such investments and, therefore, we may be required to obtain financing to provide the necessary funds. We cannot assure you that we could obtain such financing on commercially reasonable terms.


THIRD-PARTY HOTEL OWNERS ARE NOT REQUIRED TO USE THE ANCILLARY SERVICES WE
PROVIDE


In addition to traditional hotel management services, we offer to third-party hotel owners several ancillary services such as purchasing, project management, insurance and risk management. We received approximately 33.7% of our 1998 pro forma management and related fees from the provision of these services. Our management contracts do not obligate third-party hotel owners to utilize these services, and the failure of a substantial number of third-party hotel owners to utilize these services could adversely affect our overall revenues.



OUR LEASE ARRANGEMENTS SUBJECT US TO RISKS



PAYMENT OF RENT IS UNCONDITIONAL. We lease 80 hotels, including 79 which are leased from Equity Inns Partnership, L.P. Rent payments under the leases are comprised of minimum base rent, which is fixed, and incentive rent, which fluctuates in relation to the leased hotels' revenues. In some cases, income from operations from a particular hotel may be insufficient to pay the rent on the hotel. In such an event we would be obligated to provide the difference from other sources of cash. During 1998, nine of the hotels were unable to generate sufficient income to make rent payments, and we expended approximately $781,000 in rent in respect of such hotels.



PERFORMANCE STANDARDS. We are subject to performance standards with respect to the leased hotels, including requirements to maintain (i) room revenue per available room and expenditures to within specified percentages of the amounts targeted in the hotels' operating budgets and (ii) continuity in management personnel at the hotels. If we fail to meet the performance standards, we would be in default under the leases.



PLEDGE OF OUR EQUITY INTEREST IN A LESSEE. We must obtain the consent of third parties to release Patriot/ Wyndham and substitute Interstate Management as a guarantor of 25 of the Equity Inns leases. If we cannot obtain such consent, Patriot/Wyndham will remain the guarantor of such leases. We have agreed to indemnify Patriot/Wyndham in the event that Patriot/Wyndham is required to make any payments in respect of its guarantees of these leases. In order to secure our indemnification obligation, we have agreed to pledge to Patriot/Wyndham our equity interests in the entity which is the tenant under 23 of the leases.



NET WORTH COVENANT. We guarantee the 54 leases in respect of which Patriot/Wyndham is not the guarantor, and will become the guarantor of the remaining 25 leases if we obtain the third parties' consents to release Patriot/Wyndham. As guarantor, we are subject to a minimum net worth covenant. In the event that we are unable to maintain the required minimum net worth, we would be forced to either obtain a letter of credit or other third-party obligation in order to comply with the covenant. If we are unable to obtain credit upon such an event, we would be in breach of our guaranty of the leases.


WE DEPEND ON A SMALL NUMBER OF HOTEL OWNERS


We derived 51.8% of our 1998 pro forma net management fees from hotels owned by seven owners, none of which contributed more than 10% individually. Should any of these owners decide to terminate their relationship with us, our financial results would be negatively affected.



OUR ABILITY TO EFFECT A CHANGE OF CONTROL IS LIMITED BY OUR FRANCHISE AGREEMENTS AND OUR CHARTER AND BYLAWS



The terms of the franchise agreements under which we operate most of our hotels contain provisions that may restrict, or require franchisor consent for, transactions resulting in a change of control of Interstate Management. These provisions, together with our shareholder rights plan and the provisions of our charter providing for the staggering of the terms of the Class A Directors and the ability of our Board of Directors to issue preferred stock without stockholder consent, may discourage acquisition proposals, delay or prevent a change in control, and hinder the removal of incumbent directors. This may limit the price that investors might be willing to pay in the future for Interstate Management shares. See "Description of Capital Stock" for a more complete description of these charter and bylaw provisions.



WE ARE OBLIGATED TO SATISFY UNFUNDED CLAIMS UNDER OUR HEALTH AND WELFARE PLAN AND RELATED TRUST



We provide group insurance benefits to our employees under a self-insured health and welfare plan and related trust. Based on actuarial valuation studies, we attempt to estimate the amount of claims that will be incurred but not reported during a particular period and charge premiums in amounts sufficient to fund the anticipated claims. We are obligated to make up any deficiency between actual claims and the amount of premiums received. In connection with the spin-off and the related transfer of hotels to either Patriot/ Wyndham or Marriott, many of our current employees will become employees of Patriot/Wyndham or Marriott. As such, we will be responsible for satisfying claims incurred but not reported by any of these employees during the period that they were employed by us, but not reported by such employees until after they become employees of Patriot/Wyndham or Marriott.



OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY



There is currently no public trading market for our shares. We cannot predict what the market price for our shares might be. Until an orderly trading market develops, the market price for our shares may fluctuate significantly. You should not view historical trading prices of shares of Old Interstate's (or Patriot/ Wyndham's) stock as a reflection of what the trading price of our shares might be. Following the spin-off, we will be significantly smaller than Old Interstate was prior to its merger with Patriot.



Some of the Patriot securityholders who receive Interstate Management shares in the spin-off may decide that they do not want to own these shares, and may sell their shares. We believe that some Patriot securityholders may not be interested in owning the stock of a comparatively smaller company which does not own a substantial amount of real estate. Additionally, we believe that a number of Patriot's current stockholders may be arbitrageurs or other short-term investors who do not intend to hold shares of a lodging company for the long term. Under the terms of the Marriott settlement, some of our larger stockholders will be contractually bound, under a Voting Agreement, to sell portions of their Interstate Management shares within one year after the spin-off in an attempt to reduce the holdings of Interstate Management shares by affiliates of Patriot/Wyndham to less than 9.9% of the outstanding Interstate Management shares by the first anniversary of the spin-off. These mandatory sales may depress the trading price of Interstate Management shares. The Voting Agreement is discussed in more detail on page 61.


THE HOTEL INDUSTRY INVOLVES RISKS

OPERATING RISKS. The hotels we operate are subject to all of the operating risks common to the hotel industry, such as:


     - overbuilding of hotels, and the corresponding oversupply of hotel rooms, in a particular geographic area. In Florida, for example, where 12.4% of the hotel rooms which we manage are located, there was a 3.8% increase in the supply of hotel rooms during 1998 with no change in demand for hotel rooms over the same period. In California, where 13.5% of the hotel rooms which we manage are located, there was a 1.4% increase in the supply of hotel rooms during 1998 but only a corresponding 0.9% increase in demand for hotel rooms over the same period;


     - changes in travel patterns due to increases in travel expenses and other factors; and

     - changes in national, regional and local economic conditions.

All of these risks could adversely affect our average occupancy and average daily room rates. Such effects on average occupancy and average daily room rates could reduce our revenues since our management fees are calculated as a percentage of revenues and profits of hotels.

COMPETITION. Each of the hotels that we manage or lease competes with the other hotels in its geographic area. Additional hotel rooms have been or may be built in many of the geographic areas in which we manage or lease hotels, which could adversely affect our average occupancy and average daily room rates in these areas. In addition, the overall supply of hotel rooms in the United States as a whole has increased substantially over the past several years. All of the hotels that we operate face competition on factors such as room rates, quality of accommodations, name recognition, service levels, convenience of location and the quality and scope of other amenities including food and beverage facilities.

GOVERNMENT REGULATION. As a hotel management company, we are subject to extensive governmental regulation, including laws which relate to the licensing of hotels and restaurants, the preparation and sale of food and beverages, the adaptation of public accommodations for use by the disabled, general building and zoning requirements and the disposal of hazardous waste. We are also subject to laws relating to our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Although third-party hotel owners are generally responsible for paying all costs, expenses and liabilities incurred in the operation of the hotels we manage, including compliance with laws (including environmental laws), we may be contingently liable for liabilities for which we do not maintain insurance, including claims arising under the Americans With Disabilities Act of 1990.

OUR FOREIGN HOTELS EXPOSE US TO RISKS


Five of the hotels we manage are located in Canada and Russia. These hotels accounted for 10.7% of our 1998 pro forma net management fees. Interstate Hotels, LLC is amortizing, over the life of the contracts, costs incurred in obtaining the management contracts on the three hotels located in Russia. Current unamortized costs amount to $1.7 million. If our contracts are terminated, the unamortized costs would become due from the owner of these hotels. In addition, pursuant to the management contracts for the three hotels located in Russia, Interstate Hotels, LLC agreed to fund loans to the hotel owners. Interstate Hotels, LLC has loans outstanding in the amount of $3.5 million to these owners and currently is obligated to fund up to an additional $186,000 in aggregate. We cannot be certain of the effect that changing political climates and economic conditions could have on hotel operations in such countries and on our ability to collect on our loans to third-party owners in Russia.

WE DEPEND ON FRANCHISORS


Most of the hotels we manage, lease or for which we perform related services are operated under franchise licenses, including franchise licenses for the AmeriSuites, Colony, Comfort Inn, Courtyard by Marriott, Embassy Suites, Fairfield Inn by Marriott, Hampton Inn, Hilton, Holiday Inn, Homewood Suites, Marriott, Radisson, Residence Inn by Marriott, Sheraton and Westin brands. Any significant decline in the reputation of any of our franchisors could adversely affect our results of operations.

OUR BUSINESS IS CONCENTRATED IN A SINGLE INDUSTRY

Our business is almost entirely hotel related. In the event of a general downturn in the hotel industry, the adverse effect on us may be greater than on a more diversified company with assets or activities outside of the hotel industry.

WE WILL INITIALLY HAVE LIMITED FINANCIAL RESOURCES


Following the spin-off, we may have difficulty obtaining financing on favorable terms because our asset base will be smaller than Old Interstate's was prior to its merger into Patriot and we will not initially own any hotels to provide collateral for such financing. Accordingly, we will not necessarily be able to rely on Old Interstate's or Patriot's prior relationships with lenders.



WE RELY ON KEY PERSONNEL


We will be dependent on the efforts of our senior management team. Our future success and our ability to manage future growth depends in large part on the efforts of our senior management and on our ability to attract and retain these key executives and other qualified personnel. Competition for such personnel is intense, and we cannot assure you that we will succeed in attracting and retaining such personnel.

HOTEL INVESTMENT AND DEVELOPMENT ACTIVITIES INVOLVE RISKS

We expect to make investments in hotels in the future, and these hotels may fail to perform in accordance with our expectations. We also may develop new hotels selectively. New project development is subject to risks such as market or site deterioration after acquisition and the possibility that regulatory approvals, inclement weather, labor or material shortages, work stoppages and the lack of continued availability of construction or permanent financing may lead to construction delays or cost overruns. We cannot be sure that we will be able to successfully integrate these new hotels into our existing operations or that these new hotels will achieve revenue and profitability levels comparable to our existing hotels.

OUR PLAN FOR GROWTH EXPOSES US TO RISKS

We intend to pursue a growth-oriented business strategy focusing primarily on adding significantly to our hotel portfolio. Our ability to pursue new growth opportunities successfully will depend on a number of factors, including our ability to:

     - identify suitable growth opportunities;

     - finance acquisitions;

     - integrate new contracts into our operations;

     - adapt to competition; and

     - access sufficient capital on commercially reasonable terms.

We cannot assure you that our systems, procedures and controls, and management, financial and other resources will be adequate to support such expansion.

OUR REAL ESTATE OWNERSHIP, LEASING AND INVESTMENT ACTIVITIES EXPOSE US TO RISKS


At April 20, 1999, we operated 80 hotels under leases, 79 of which were long-term leases. As of the spin-off, we will own equity interests representing in the aggregate an approximate 50.3% non-controlling interest in The Charles Hotel Complex. We also intend to make investments in hotels, which will subject us to risks generally related to owning or leasing real estate, such as:


     - changes in national, regional and local economic conditions;

     - local real estate market conditions;

     - changes in interest rates and in the availability, cost and terms of financing;

     - liability for long-term lease obligations;

     - the potential for uninsured casualty and other losses;

     - the impact of environmental legislation and compliance with environmental laws; and

     - adverse changes in zoning laws and other regulations.

In addition, real estate investments in general are relatively illiquid, which could limit our ability to adapt the portfolio of hotels we may own or lease in response to changes in economic and other conditions.

                                  THE SPIN-OFF

BACKGROUND OF THE SPIN-OFF


On December 2, 1997, Patriot/Wyndham and Old Interstate entered into a merger agreement providing for the acquisition of Old Interstate by Patriot/Wyndham. Before signing the Old Interstate merger agreement, Patriot negotiated with Marriott a non-binding letter of intent which outlined the terms of a proposed agreement which was intended to address Marriott's concerns regarding the acquisition of their largest franchisee by a competitor, Patriot/Wyndham. Despite lengthy and intensive negotiations, Patriot/Wyndham and Marriott were not able to reach a definitive agreement prior to the planned closing of the Old Interstate merger and Marriott filed suit seeking to block the merger. Marriott obtained a preliminary injunction against the merger pending a trial on its claims.



Following entry of the preliminary injunction against the Old Interstate merger, the parties began simultaneously to prepare for trial and to negotiate a settlement. An agreement for settlement was reached on May 27, 1998, allowing the Old Interstate merger to close on June 2, 1998.



The principal focus of the settlement agreement is a set of arrangements designed to prevent Patriot/ Wyndham from having a direct operational relationship with Marriott or any Marriott branded hotels. For example, the settlement agreement provides that nine of the Marriott hotels which were owned by Old Interstate will be converted to the Wyndham brand and ten other Marriotts previously owned by Old Interstate will convert to Marriott management. The other major component of the settlement agreement is the spin-off, which addresses the Marriott hotels and other hotels which were managed or leased by Old Interstate on behalf of their third-party owners. Patriot/Wyndham agreed to separate this business from the rest of Old Interstate's hotel operations and spin it off as a new, publicly traded company. Patriot/Wyndham agreed with Marriott that each would initially own four percent of the outstanding shares of the new company and that the remaining 92% would be distributed to Patriot's shareholders.



The settlement agreement, including the terms of the spin-off, was approved by special committees of the Boards of Directors of Patriot and Wyndham. The special committees recognized that the spin-off would be taxable to you based on the fair market value of the Interstate Management shares distributed to you on the date of the spin-off with respect to your Patriot common stock. However, the special committees believed that the benefits of the spin-off, and the related closing of the Old Interstate merger, outweighed any negative tax consequences to you from the spin-off.


Based on information we have received from Patriot, we have estimated the value of the Interstate Management shares you will receive in the spin-off to be per share. The final value of the spin-off distribution cannot be determined until after the distribution is completed. We will make a public announcement of the amount of the distribution promptly after it is determined and will furnish to you the required IRS information as early as we can so that you can complete your tax returns.

The actual trading value of the Interstate Management shares may be higher or lower than the estimated value and will depend on many factors. Until an orderly trading market develops, the market price for the Interstate Management shares may fluctuate significantly. Please obtain current market quotations prior to deciding whether to purchase or sell Interstate Management shares.

DISTRIBUTION OF INTERSTATE MANAGEMENT SHARES


Each holder of Patriot securities as of the close of business on May   , 1999
will receive one Interstate Management share for every 19.57 Patriot securities he or she owns.



In anticipation of the spin-off, immediately following the Old Interstate merger Patriot/Wyndham contributed to Interstate Management a 35% interest in Interstate Hotels, LLC, the entity holding Old Interstate's third-party hotel management business. The remaining 65% interest was contributed to a subsidiary owned 99% by Patriot and 1% by Wyndham. Patriot and Interstate Management have since adjusted their respective ownership percentages to the current 55% and 45% levels.


Patriot/Wyndham has entered into forward equity contracts with three counterparties. Patriot/Wyndham is required to settle these forward equity contracts either in cash or by issuing to the counterparties additional paired
shares of their common stock in lieu of cash. As of             , 1999, the
counterparties held           paired shares of Patriot/Wyndham. In addition,
Patriot/Wyndham has issued an additional           of their paired shares as
collateral in connection with the forward equity contracts.



In the spin-off, Interstate Management shares will be distributed in respect of both the paired shares presently held by the counterparties and those shares issued by Patriot/Wyndham as collateral. The counterparties have agreed to return for cancellation all shares of Interstate Management they receive in the spin-off, however, in exchange for Patriot/Wyndham paired shares of equivalent value.



Thus, while                shares are being registered with the Commission in
connection with the spin-off,           of these shares will immediately be
returned by the counterparties and cancelled. As a result, only the shares of Interstate Management listed on the cover page of this Information Statement/ Prospectus will remain outstanding after giving effect to these transactions.


We will not issue fractional shares in the spin-off. The distribution agent will distribute cash to you in lieu of such fractional shares.

DISTRIBUTION AGREEMENT

We intend to enter into a Distribution Agreement with Patriot on or before the date of the spin-off. The Distribution Agreement is intended to allocate assets and liabilities between Interstate Management and Patriot and to ease our transition from a subsidiary of Patriot to an independent publicly traded company.

The Distribution Agreement will outline the principal arrangements between Interstate Management and Patriot related to the spin-off. The Distribution Agreement will obligate us to indemnify Patriot for liabilities arising out of or related to our assets (including assets to be contributed to us by Patriot). This indemnification will apply to liabilities arising both before and after the spin-off. Patriot will provide similar indemnification to us in respect of liabilities arising out of the assets which it retains.


The Distribution Agreement will also provide that Patriot will generally be responsible for the tax liabilities and be the beneficiary of the tax benefits arising out of our operations prior to the spin-off.



ALLOCATION OF SHARED EXPENSES



The amended and restated limited liability company agreement of Interstate Hotels, LLC contains provisions designed to allocate between Interstate Hotels, LLC and Interstate Management those costs and expenses relating to services provided by one party in whole or in part for the benefit of the other. Such costs and expenses will be allocated between Interstate Hotels, LLC and Interstate Management based on generally accepted accounting principles, on the basis of which party benefited from the expenditure. To the extent that the allocation of any such costs and expenses, including general and administrative expenses, cannot be fairly apportioned, Interstate Hotels, LLC and Interstate Management will allocate such costs and expenses based upon their respective gross revenues, so that each party's profit margins are substantially the same for similar services.


DISTRIBUTION AGENT

The distribution agent for the spin-off will be American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005 (Telephone: (800) 937-5449). You may contact them if you have any questions regarding delivery of your Interstate Management shares and cash in lieu of fractional shares in the spin-off.

FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

The following discussion summarizes the material United States federal income tax consequences of the spin-off to you. We have not attempted to comment on all United States federal income tax consequences of the spin-off that may be relevant to you. We based this summary upon current provisions of the tax code, existing temporary and final treasury regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. The IRS could disagree with our summary of these provisions. We do not intend to obtain a private letter ruling regarding the spin-off from the IRS or any other taxing authority.

Our discussion below is for general information only, and is not intended to provide legal or tax advice to any particular holder of Interstate Management shares. The discussion may not apply to particular stockholders who are subject to special treatment under the tax code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations and non-U.S. stockholders. You should consult your personal tax advisor to determine the specific tax consequences to you of the spin-off, including any state, local or other tax consequences, in light of your particular investment circumstances.


PATRIOT'S STATUS AS A REIT. Patriot has conducted business and continues to conduct business in a manner designed to permit it to qualify as a REIT under the Internal Revenue Code of 1986, as amended. On March 1, 1999, Patriot announced that it had signed an agreement with an investor group, including affiliates of Thomas H. Lee Equity Fund IV, L.P., Apollo Real Estate Management III, L.P., Apollo Management IV, L.P., Beacon Capital Partners, L.P., and Rosen Consulting Group, providing for an equity investment of up to $1 billion in Wyndham. In connection with this investment, Patriot would become a subsidiary of Wyndham, and convert from a REIT to a C corporation. The consummation of this investment is subject to numerous conditions, including approval by Patriot shareholders. Since this investment would occur after the date of the spin-off, the spin-off and related transactions are being accounted for assuming Patriot qualifies as a REIT. However, if the investment is subsequently consummated in 1999, Patriot's REIT status would be retroactively terminated effective January 1, 1999. Therefore, the following discussion describes the federal income tax consequences of the spin-off in both scenarios, i.e., assuming that Patriot is a C corporation at the time of the spin-off and assuming that Patriot qualifies as a REIT at the time of the spin-off.


TAX CONSEQUENCES OF THE SPIN-OFF TO PATRIOT. Upon consummation of the spin-off, Patriot will recognize taxable gain equal to the difference between the fair market value of the Interstate Management shares distributed and Patriot's tax basis in such shares. Based on information provided by Patriot, we currently
estimate that the amount of gain will be approximately $          million, based
on an estimate that the fair market value of the Interstate Management shares
distributed will be $     per share, or $          million in the aggregate.
However, the final value of the Interstate Management shares cannot be determined until after the spin-off is completed. In addition, the determination of the amount of gain is a factual issue that is subject to challenge by the IRS.


Patriot will recognize this taxable gain regardless of whether it is a C corporation or a REIT as of the date of the spin-off. If Patriot qualifies as a REIT as of such date, Patriot will be subject to tax at the highest regular corporate rate applicable, pursuant to Treasury Regulations not yet promulgated, to the extent of the "built-in-gain" of Interstate Management's assets at the time of the Old Interstate merger. Such tax will apply to Patriot as a REIT because the assets of Interstate Management were acquired on a tax-free basis by a REIT from a C corporation. In determining the amount Patriot must distribute annually to shareholders in order to maintain REIT qualification, Patriot will take into account the excess of the amount of recognized built-in-gain over the amount of tax paid. The value of the Interstate Management shares distributed to Patriot shareholders will apply towards the annual distribution requirement.


RECEIPT OF INTERSTATE MANAGEMENT SHARES. If you receive Interstate Management shares with respect to your shares of Patriot common or preferred stock, the spin-off will be taxable to you for federal income tax purposes based on the fair market value of the Interstate Management shares (and cash in lieu of fractional shares) you receive as of the date of the spin-off. You will acquire an initial tax basis in your Interstate Management shares equal to their value on the date of the spin-off, and your holding period for such shares will begin on such date.



Assuming that Patriot qualifies as a REIT, distributions such as the spin-off made to Patriot's shareholders out of Patriot's current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account as ordinary income. If Patriot is a C corporation as of the date of the spin-off, these distributions made to Patriot's corporate shareholders may be eligible for the dividends-received deduction. However, if Patriot qualifies as a REIT as of such date, such distributions made to Patriot's corporate shareholders will not be eligible for the dividends-received deduction. Regardless of whether Patriot is a C corporation or a REIT as of the date of the spin-off, any amount of the distribution in excess of earnings and profits will first reduce your tax basis in your Patriot stock and then will be taxable to you as capital gain. The characterization of the distribution as a dividend will depend on the amount of Patriot's current and accumulated earnings and profits allocable to the distribution, which cannot be determined with certainty at this time. However, we expect that a portion of the distribution may be in excess of earnings and profits. If Patriot qualifies as a REIT as of the date of the spin-off, Patriot's ability to designate the distribution of Interstate Management shares as a capital gain distribution may be limited and will depend on a variety of factors, and we cannot be sure that the distribution will be so designated.


After the spin-off, Patriot will determine the fair market value of the shares distributed based on a number of factors. Patriot will provide to you the information necessary to determine the amount and character of the distribution to you, and Patriot will report the amount received by you to the IRS. We cannot be sure that the IRS or any court will agree that the amount received by you is equal to the amount determined by Patriot. If the IRS were to challenge the value or character of the distribution reportable by you on your federal income tax return, you would have to bear the expense and effort of defending against or otherwise resolving such challenge.


Different rules will apply if you receive Interstate Management shares with respect to Wyndham preferred stock or interests in the Patriot or Wyndham operating partnerships. A distribution of Interstate Management shares with respect to your Wyndham stock will be taxable as a dividend to the extent made out of Wyndham's current or accumulated earnings and profits, and will generally be eligible for the dividends-received deduction for corporations. A distribution in excess of Wyndham's current and accumulated earnings and profits will first reduce the tax basis of your Wyndham stock and then will be taxable to you as capital gain.



If you receive a distribution of Interstate Management shares with respect to your interest in the Patriot or Wyndham operating partnership, then under the rules applicable to distributions by partnerships of marketable securities, you will generally be treated as if you received a cash distribution equal to the value of the Interstate Management shares distributed, and you will recognize gain to the extent that the value of the distributed shares, plus any cash received in lieu of fractional shares, exceeds your basis in your partnership interest immediately before the distribution. Your basis in the Interstate Management shares will be equal to their fair market value on the date of the distribution, and your basis in your partnership interest will generally be reduced, but not below zero, by the fair market value of the Interstate Management shares.

BACKUP WITHHOLDING. Patriot generally will be required to withhold 31% of the Interstate Management shares to be distributed to you with respect to Patriot or Wyndham stock if (i) you fail to furnish or certify a taxpayer identification number to Patriot, (ii) the IRS notifies Patriot that the taxpayer identification number furnished by you is incorrect, (iii) the IRS notifies Patriot that you have underreported interest and/or dividend income, or (iv) you fail to certify to Patriot that you are not subject to withholding for underreporting interest or dividend income. Any amounts withheld from you under these backup withholding rules will be allowed as a credit against your federal income tax liability or as a refund.

                                    BUSINESS

GENERAL


We are one of the largest independent hotel management companies in the United States based on total portfolio hotel revenues, number of guestrooms and number of properties managed. Following the spin-off, we will control and have a 45% economic interest in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by Old Interstate prior to its merger into Patriot. Since all of the assets being contributed to us by Patriot/Wyndham in connection with the spin-off will be owned by Interstate Hotels, LLC, our shareholders will only be entitled to 45% of any economic benefit deriving from this business. Interstate Hotels, LLC will operate 173 hotels containing approximately 32,200 rooms. Interstate Hotels, LLC will manage, lease or perform related services for hotels in all market segments. Its hotels are geographically dispersed in 37 states in the United States, and in Canada, the Caribbean and Russia. Interstate Hotels, LLC will operate these hotels under a variety of major brand names, including AmeriSuites, Colony, Comfort Inn, Courtyard by Marriott, Embassy Suites, Fairfield Inn by Marriott, Hampton Inn, Hilton, Holiday Inn, Homewood Suites, Marriott, Radisson, Residence Inn by Marriott, Sheraton and Westin. Following the spin-off, in addition to conducting Old Interstate's former third-party hotel management business through our 45% interest in Interstate Hotels, LLC, we will own an equity interest in The Charles Hotel Complex. We expect that the equity interest in The Charles Hotel Complex (other than our general partnership interest in the manager of The Charles Hotel) will be sold shortly after the spin-off. To facilitate the management of our diverse portfolio of hotels, we have divided the hotels into two separate operating divisions--Interstate, which operates luxury and upscale hotels, and Crossroads, which operates mid-scale, upper economy and budget hotels.



As part of our business strategy, we plan to pursue future opportunities to manage or lease hotels on behalf of third-party owners as well as other business opportunities, such as selective hotel investments and the formation of strategic alliances. Any new business will be managed, leased or owned directly by us, not through Interstate Hotels, LLC. Because we have an agreement with Interstate Hotels, LLC that prevents it from expanding its business beyond its existing contracts, you will have the full economic benefit of any new business we acquire, even business we obtain through relationships with the owners of hotels currently managed by Interstate Hotels, LLC. We intend to attract future business both through our existing relationships with third-party owners and through the development of relationships with additional third-party owners.



Our senior management team consists of our Chief Executive Officer Thomas F. Hewitt, who has more than 30 years of experience in the hospitality industry, and former Old Interstate executive officers who, together with Mr. Hewitt, have an average of 24 years of experience in the hospitality industry. In addition, we employ substantially all of Old Interstate's employees who were a part of Old Interstate's third-party hotel management business. We intend to capitalize on this extensive experience, together with our corporate infrastructure and the diversity of our portfolio of hotels, to obtain future third-party hotel management contracts and take advantage of other hotel-related opportunities.


BACKGROUND


Old Interstate was founded in 1961 to own and operate a single motor lodge in northwestern Pennsylvania. Throughout the 1960s and 1970s, Old Interstate built a portfolio of hotel management contracts and developed its reputation as an experienced hotel management company. In the late 1980s and early 1990s, Old Interstate continued to aggressively pursue third-party hotel management opportunities at a time when financial distress existed within the hotel industry. By providing experienced hotel management to hotel owners, many of which were financial institutions which had assumed ownership of hotels through foreclosure, Old Interstate was able to rapidly expand its portfolio of managed hotels during this time period. During the five years prior to Old Interstate's merger with Patriot, Old Interstate continued to expand its management portfolio while it pursued a growth strategy focused largely on acquiring and investing in hotels and hotel leaseholds, as a result of management's belief that the real estate market was appreciating rapidly and that significant value could be created through the ownership of hotel assets. During this time period, Old Interstate completed an initial public offering, the acquisition of controlling interests in 40 hotels, the development and construction of four limited-service hotels and the acquisition of the hotel management and leasing business affiliated with Equity Inns, Inc.


BUSINESS AND GROWTH STRATEGY

We intend to pursue two core business strategies to take advantage of opportunities in the lodging industry: (i) improving investment value for hotel owners by increasing the revenues and the profitability of the hotels we operate for them; and (ii) expanding our hotel portfolio by adding new management contracts and long-term hotel operating leases, selectively investing in hotels and forming strategic alliances with real estate partners to increase the range of hotel investment and management opportunities available to us.


IMPROVING INVESTMENT VALUE FOR HOTEL OWNERS. Because our profits from hotel management contracts and leases are generally based on the revenues and profitability of our hotels, our financial interests are aligned with those of the owners of the hotels we operate. Our ongoing system of investigation, prioritization and immediate action is designed to ensure that we maintain high quality facilities and customer service at the hotels we operate while implementing effective cost controls. In addition, we provide incentives to regional and general managers to achieve revenue and operating goals at the hotels for which they are responsible. We believe these measures, in turn, will provide greater value for our hotel owners.


EXPANDING HOTEL PORTFOLIO. We plan to expand our hotel portfolio through implementing the following principal strategies:


     ADDITION OF NEW HOTEL MANAGEMENT AGREEMENTS AND LONG-TERM OPERATING
LEASES. Through the efforts of our business development staff, we seek to add new hotel management agreements and long-term hotel operating leases that are suitable for integration into our portfolios. We intend to capitalize on Old Interstate's historical relationships with institutional hotel investors and franchisors and its reputation for integrity, its track record of delivering superior financial returns for hotel owners and investors and its willingness to structure key terms of hotel management agreements and leases to satisfy hotel owner objectives.



There has been a recent increase in new hotel construction activity which we hope will provide us with third-party hotel management opportunities. New hotels are often built by developers and institutional investors who do so for purposes of real estate investment and who often lack hotel management expertise. These types of developers typically look to third-party management companies such as Interstate Management to manage their hotels.


We intend to continue to operate hotels in multiple segments of the lodging industry, which we believe will increase our opportunities to compete for new hotel management agreements and long-term operating leases. While we will participate in each segment of the lodging industry, we believe that the greatest opportunities for expansion exist in the luxury and upscale segment.


We hope that our existing relationships with owners outside the United States and our experience in managing their hotels will lead to other international management opportunities. We believe that our international management experience will position us to take advantage of growing opportunities in the international hotel market and enhance our reputation both internationally and domestically.

     SELECTIVE HOTEL INVESTMENTS. We intend to make strategic investments in hotel properties with business partners or through equity contributions or secured loans. We may selectively make strategic investments in order to achieve high returns on capital and to secure new management contracts. We believe that our in-house management expertise, as well as our extensive hotel, real estate and finance industry contacts, will facilitate our ability to identify, evaluate and negotiate potential hotel investment opportunities. We may selectively participate in the development of new hotels in the future when we believe the competitive environment favors such development.


     STRATEGIC ALLIANCES. In the past, Old Interstate aligned itself with institutional investors, such as Blackstone Real Estate Advisors, L.P., and REITs, such as Equity Inns. These strategic alliances provided to Old Interstate opportunities to acquire and invest in hotels and hotel leaseholds, obtain new management contracts and acquire small hotel management companies with proportionally smaller capital investments. In light of Old Interstate's success with these alliances and our belief that we can significantly grow our management business through hotel and real estate investments, we will seek to form these types of alliances in the future.



COMPETITION


The hotel management industry is highly competitive. We compete for both limited-service and full-service third-party hotel management contracts and leaseholds with several hundred companies, including international, national, regional and local franchise companies and independent hotel management companies. Within the highly fragmented limited-service hotel management industry, we compete with a large and diverse group of competitors including hotel franchise companies, owner-operators, and a number of independent operators. Within the full-service hotel management industry we compete with a smaller number of more experienced competitors, primarily consisting of franchise companies and independent full-service operators. In both industry segments, we compete on such factors as relationships with hotel owners and investors, access to capital, financial performance, contract terms, brand name recognition, marketing support and the willingness to make debt or equity investments in connection with new management arrangements. In addition, strategic alliances between hotel owners, including REITs, and our competitors within the hotel management industry limit the number of management contracts available to us.

Each of the hotels we operate competes with other hotels in its geographic area. Like the hotel management business, the lodging industry, in general, is highly competitive. The supply of hotel rooms in the United States has increased substantially over the past several years, and we expect that it will continue to grow. The hotels we operate will compete with other hotels on factors such as room rates, quality of accommodations, name recognition, service levels, convenience of location and the quality and scope of other amenities including food and beverage facilities.


In addition to the factors on which we compete discussed above, we encounter competitive disadvantages, including the facts that



     - our relationships with hotel owners have been disrupted by Old Interstate's merger with Patriot, the lengthy and intensive negotiations regarding the Marriott settlement, the consideration of possible alternatives to the spin-off including the private sale of Interstate Management to a third party, and the preparations for the spin-off;


     - unlike hotels operated by many of the franchisors with whom we compete, the branded hotels we operate must pay a franchise fee in addition to our management fee; and

     - we generally will have less access to capital than larger companies and companies that own a substantial amount of real estate.

OPERATIONS

We provide a wide variety of services to our hotels. We offer specialized support services, such as purchasing, project management and insurance and risk management services as well as those services traditionally provided by other major hotel operating companies, such as sales and marketing support, rooms services, food and beverage services, human resources and training programs, financial planning and reporting, management information systems, engineering services and legal support.

Our services are provided by hotel associates who we employ and who are trained and supported by our experienced corporate personnel. We provide most of these services in consideration of the management fees payable to us, which are based upon a percentage of gross revenues and/or operating profits. Hotel owners are generally responsible for all operating expenses, capital expenditures and working capital requirements related to the hotels we manage. We earn incremental revenues from third-party owners for services such as purchasing, project management and insurance and risk management services. The following is a brief description of the services we generally provide to our hotels:


PURCHASING. We assist our hotels with purchases of a wide variety of goods and services, including perishable food, consumable supplies, dry goods, linens, cable television systems, audio-visual services, telephone systems, advertising agency services, independent marketing services, consulting services, printing services, furniture, fixtures and equipment. Our purchasing service is a key element of our operating system and our ability to improve the profitability of our hotels. We offer our purchasing services at a fee based on merchandise value.


PROJECT MANAGEMENT. We assist and advise our hotels on all aspects of renovation and construction projects, including design, budgeting, scheduling, purchasing, systems, materials and contracting. We are actively involved in each stage of a project, from planning through completion of construction. The project management services we provide are offered on a contracted fee basis.


INSURANCE AND RISK MANAGEMENT. Through our subsidiary, Northridge Insurance Company, we offer our hotels reinsurance and risk management services. We purchase insurance from major insurance carriers at attractive rates due to our high volume purchasing and the excellent claims history we inherited from Old Interstate. We then provide our hotels the opportunity to participate in the policy at prices and coverages that we believe are more advantageous than third-party hotel owners could otherwise obtain. Northridge also provides direct insurance coverage to Interstate Management in connection with its self-insured health care program. In conjunction with our risk management services and in order to minimize our operating liabilities, we set policies regarding the standards of operation to which all of our hotels and their employees must adhere.


SALES AND MARKETING SUPPORT. We provide our hotels with traditional sales and marketing support, as well as customized assistance, to identify and attract potential business, leisure and convention guests. We employ a systematic approach toward identifying and targeting segments of demand for our hotels in order to maximize market penetration. We support the local sales efforts of our hotels with corporate sales executives who develop new marketing concepts and monitor and respond to specific market needs and preferences. We employ revenue yield management systems to manage our hotels' use of the various distribution channels in the lodging industry.

ROOMS SERVICES. We assist our hotels in developing quality standard and operating procedures for room operations, while focusing on controlling expenses and maximizing profits. Such assistance includes:

     - Developing the concept, design and staffing requirements for the front office, housekeeping, property maintenance, laundry, valet, telecommunications, garage and other guest services departments;

     - Establishing quality standards for products and services and evaluating performance against these standards;

     - Conducting training conferences and workshops for rooms department employees at all levels;

     - Creating operating procedures, training manuals, training programs and reference guides;

     - Developing, maintaining and auditing front office software applications and training staff in their proper usage; and

     - Selecting equipment and supplies such as linens, guest room amenities and uniforms.

FOOD AND BEVERAGE SERVICES. We assist our hotels in developing high quality, profitable food and beverage operations as well as innovative approaches to food and beverage concepts and designs. Such assistance includes:

     - Providing educational and technical training materials and seminars to improve the skills of our employees;

     - Establishing quality levels and management guidelines for new and existing food and beverage facilities in accordance with area market expectations;

     - Providing ongoing research and development of systems and equipment;

     - Creating and implementing system-wide promotional programs to enhance hotel revenues;

     - Conducting business audits that analyze current financial performance against industry norms, providing a detailed review of existing procedures and programs and setting a plan for achieving goals in business growth and cost containment; and

     - Providing low cost access to the freshest and highest quality food products and beverages available in the market through contracts with national and regional vendors.


HUMAN RESOURCES AND TRAINING PROGRAMS. Our human resources department is responsible for designing the employee selection process, creating competitive compensation programs and developing appropriate training programs at all levels. Our training programs focus on such areas as supervisory development, middle management training, career planning, technical training and executive development. In addition, our employees are required to attend outside courses developed by a variety of managerial and technical organizations both within and outside the industry.


FINANCIAL PLANNING AND REPORTING. We provide to our hotels a wide variety of accounting, financial reporting and financial planning services that assist the hotel owners in making informed decisions.

MANAGEMENT INFORMATION SYSTEMS. We provide to our hotels access to key operating information and technologies as well as on-going systems support. Access to key information enables our hotels to set operating objectives and measure their operating performance on a daily basis.

ENGINEERING SERVICES. We provide to our hotels expertise in physical plant systems such as mechanical, plumbing, electrical, fire and life safety and swimming pools.

LEGAL SUPPORT. Our in-house legal department provides to our hotels legal support with respect to employment law issues, liquor licensing and various vendor and service contract negotiations.

LODGING INDUSTRY


The hotel industry has experienced profitability gains over the past several years following a strong recovery from the industry slowdown in the late 1980s and early 1990s. Moderate growth in the national economy, increased travel and tourism, a low interest rate environment and improved hotel operating efficiencies have contributed to increased profitability. According to Smith Travel Research, 1998 is estimated to have surpassed 1997 as the hotel industry's most profitable year with an estimated range of aggregate industry pre-tax income of $20.1 to $22.4 billion.

Hotel industry profits have resulted, in part, from increased room revenue per available room over the last several years. According to Smith Travel Research, room revenue per available room for the industry grew 3.6%, 5.3% and 7.4% in 1998, 1997 and 1996, respectively. Smith Travel Research estimates that room revenue per available room will continue to grow through 2000, but at a slower rate due to slower growth in average daily room rates and a continued decline in average occupancy. According to Smith Travel Research, average daily room rates increased 4.4%, 6.1% and 7.6% in 1998, 1997 and 1996, respectively. Smith Travel Research predicts that average daily room rates will increase 3.8% and 4.0% in 1999 and 2000, respectively. Despite the trend in average daily room rates, average occupancy rates have declined each year since achieving a peak of 65.2% in 1995. According to Smith Travel Research, occupancy percentage declined 0.8%, 0.9% and 0.2% in 1998, 1997 and 1996, respectively. Smith Travel Research predicts that the occupancy rate will decline 1.1% in 1999 while remaining steady at 63.3% in 2000. This decline is largely attributed to an increase in new construction projects during the period from 1997 to 1999.

HOTEL PORTFOLIO


The following tables set forth information as of December 31, 1998 with respect to management contracts and leases of the two operating divisions of Interstate Hotels, LLC in effect as of April 15, 1999 and/or expected to be operated by Interstate Hotels, LLC following the spin-off.


                              INTERSTATE DIVISION


                            NUMBER OF                         AVERAGE
       HOTEL BRAND           HOTELS      NUMBER OF ROOMS    OCCUPANCY(1)    ADR(1)     REVPAR(1)(2)
       -----------          ---------    ---------------    ------------    -------    ------------
Marriott(3)(4)(5)               20            6,710            73.6%        $123.24      $ 90.72
Independent(6)                   9            2,281            76.8%        $154.36      $118.63
Westin                           1            1,354            67.6%        $ 92.43      $ 62.47
Embassy Suites(7)                4            1,101            75.0%        $134.19      $100.64
Colony                           2              888            78.2%        $ 92.66      $ 72.41
Hilton(8)                        2              815            69.9%        $113.12      $ 79.04
Radisson(8)                      3              795            69.2%        $ 93.39      $ 64.62
Sheraton                         1              598            87.8%        $ 85.17      $ 74.77
Holiday Inn                      1              498            84.0%        $ 99.72      $ 83.73
Crowne Plaza                     1              415            83.7%        $113.20      $ 94.79
Delta                            1              374            76.9%        $120.18      $ 92.36
AmeriSuites(9)                   1              128             0.0%        $  0.00      $  0.00
                               ---           ------            -----        -------      -------
          Total/Average         46           15,957            74.7%        $119.88      $ 89.52
                               ===           ======


-------------------------


 (1) Operating statistics represent results for the year ended December 31, 1998 for the hotels that were open in 1998. ADR represents average daily room rate.


 (2) REVPAR represents total room revenues divided by total available rooms.

 (3) Includes one hotel currently managed by Wyndham.

 (4) Includes five hotels which owners have notified us are for sale.


 (5) Includes one hotel that is currently under contract to be sold.



 (6) Includes one hotel which the owner has notified us is for sale.



 (7) Includes three hotels currently managed by Wyndham.



 (8) Includes two hotels currently managed by Wyndham.



 (9) Represents one hotel with respect to which there is insufficient data because it opened in December 1998.

                              CROSSROADS DIVISION


                        NUMBER OF                         AVERAGE
     HOTEL BRAND         HOTELS      NUMBER OF ROOMS    OCCUPANCY(1)    ADR(1)     REVPAR(1)(2)
     -----------        ---------    ---------------    ------------    -------    ------------
Hampton Inn(3)(4)           65            8,069            67.0%        $ 69.21      $ 46.40
Residence Inn by
  Marriott(5)               12            1,539            77.9%        $ 92.83      $ 72.30
Homewood Suites(6)           9            1,293            72.8%        $ 91.53      $ 66.59
Holiday Inn                  6              956            66.2%        $ 69.81      $ 46.24
Courtyard by
  Marriott(7)                7              868            70.1%        $ 98.47      $ 69.03
Independent                  5              703            54.6%        $ 67.65      $ 36.94
Hilton Garden Inn(8)         3              668             0.0%        $  0.00      $  0.00
Comfort Inn(9)               4              487            74.4%        $ 87.32      $ 64.95
Colony                       4              409            42.8%        $113.85      $ 48.72
Fairfield Inn by
  Marriott                   4              328            75.2%        $ 55.61      $ 41.83
Radisson(10)                 2              236            25.0%        $ 95.01      $ 23.75
Doubletree                   1              155            55.8%        $ 86.11      $ 48.07
Days Inn                     1              148            56.6%        $ 41.59      $ 23.55
Country Inn and
  Suites(11)                 1              120             0.0%        $  0.00      $  0.00
Best Western                 1              102            68.7%        $ 58.13      $ 39.95
Super 8                      1               86            70.5%        $ 51.47      $ 36.30
Sleep Inn                    1               80            57.0%        $ 54.75      $ 31.22
                           ---           ------            -----        -------      -------
         Total/Average     127           16,247            67.5%        $ 75.45      $ 50.94
                           ===           ======


-------------------------


 (1) Operating statistics represent results for the year ended December 31, 1998 for the hotels that were open in 1998. ADR represents average daily room rate.


 (2) REVPAR represents total room revenues divided by total available rooms.


 (3) Includes three hotels with scheduled openings of May 15, 1999, June 15, 1999 and July 1, 1999.


 (4) Includes two hotels that are currently under contract to be sold.

 (5) Includes one hotel with a scheduled opening of November 1, 1999.

 (6) Includes two hotels with scheduled openings of June 1, 1999.

 (7) Includes one hotel currently managed by Wyndham.


 (8) Includes two hotels with scheduled openings of June 1, 1999 and November 15, 1999 and one hotel that opened March 16, 1999.



 (9) Includes one hotel currently under contract to be sold.



(10) Includes one hotel with a scheduled opening of July 1, 1999.



(11) Includes one hotel with a scheduled opening of December 1, 1999.

The geographic diversification of our hotel portfolio reflects our belief that such diversification helps to insulate the portfolio from local market fluctuations that are typical for the lodging industry. The following table sets forth the geographic distribution of our hotel portfolio.


                       NUMBER OF     NUMBER
      LOCATION          HOTELS      OF ROOMS
      --------         ---------    --------
California(1)(2)(3)        13         4,357
Florida(4)(5)(6)           16         4,002
New York                   10         2,236
Pennsylvania(2)(7)         10         2,012
Illinois(8)(9)              7         1,663
Texas                      10         1,384
Tennessee                  10         1,326
Canada                      2         1,091
North Carolina              7           982
Colorado(3)(10)             6           972
Arizona(3)                  6           958
Connecticut(2)              6           925
Ohio(3)                     6           884
Michigan(3)                 5           876
New Jersey(3)               3           814
Russia                      3           746
Vermont                     6           595
Washington                  2           576
Massachusetts               4           571
Missouri                    3           544
West Virginia               4           455



                       NUMBER OF     NUMBER
      LOCATION          HOTELS      OF ROOMS
      --------         ---------    --------
Georgia                     4           443
Alabama(6)                  4           424
Mississippi(6)              5           420
South Carolina              3           404
Rhode Island(6)             1           345
Oklahoma                    2           332
Virginia                    2           267
Kansas                      2           254
Hawaii                      1           171
Oregon                      1           168
New Mexico(11)              1           131
Indiana                     1           129
Arkansas                    1           123
Minnesota                   1           120
Kentucky                    1           119
Maryland                    1           115
Virgin Islands              1           110
Nebraska                    1            80
Wisconsin                   1            80
                          ---        ------
     Total                173        32,204
                          ===        ======


-------------------------


 (1) Includes two hotels with scheduled openings of May 15, 1999 and June 15, 1999.



 (2) Includes one hotel which the owner has notified us is for sale.


 (3) Includes one hotel currently managed by Wyndham.

 (4) Includes two hotels which owners have notified us are for sale.

 (5) Includes three hotels with scheduled openings of June 1, 1999, July 1, 1999 and December 1, 1999.


 (6) Includes one hotel currently under contract to be sold.


 (7) Includes one hotel with a scheduled opening of November 1, 1999.

 (8) Includes two hotels with scheduled openings of June 1, 1999 and November 15, 1999.

 (9) Includes three hotels currently managed by Wyndham.


(10) Includes one hotel with a scheduled opening of June 1, 1999.



(11) Includes one hotel with a scheduled opening of July 1, 1999.


EMPLOYEES

Most of the employees at our leased and managed hotels, as well as those at our corporate offices, will be employed by either Interstate Hotels, LLC or Crossroads Hospitality. Third-party hotel owners, however, reimburse us or incur the expense for all of the wages and benefits for all the employees in their hotels.

Following the spin-off, we will have approximately 13,500 employees, approximately 13,300 of whom will be employees of specific hotels.

Currently, eight of the properties in our hotel portfolio employ approximately 1,500 workers in the aggregate who are subject to labor union contracts. We have not experienced any union strikes or other material labor disruptions.

GOVERNMENT REGULATION

The lodging industry is subject to extensive government regulation, including laws which regulate the licensing of hotels and restaurants, the sale of food and liquor and the disposal of hazardous waste. We are also subject to laws regarding our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Under the ADA, all public accommodations are required to meet federal requirements relating to access and use by disabled persons. We believe that our hotels are substantially in compliance with the requirements of the ADA. However, a determination that our hotels are not in compliance with the ADA could result in liability for fines and damages. Third-party hotel owners are generally responsible for paying all costs, expenses and liabilities incurred in the operation of our managed hotels, including compliance with laws such as the ADA and environmental laws. We could be contingently liable, however, for liabilities for which we do not maintain insurance, including claims arising under the ADA.

ENVIRONMENTAL MATTERS

Various laws impose liability for the costs of removal or remediation of hazardous or toxic substances on the properties we operate, regardless of whether we knew of or were responsible for the presence of such hazardous or toxic substances. Depending on the circumstances, we could also be liable for personal injury associated with exposure to asbestos-containing materials. Environmental laws also may restrict the manner in which property may be used or businesses may be operated, and these restrictions may result in expenditures and require interruption of such businesses. Equity Inns, the owner of substantially all of our leased hotels, has agreed to indemnify us from environmental liabilities relating to the leased hotels, except to the extent caused by our gross negligence. In addition, most of our currently leased and managed hotels have been inspected to determine the presence of asbestos-containing materials. While asbestos-containing materials could be present in our properties, operations and maintenance programs for maintaining such asbestos-containing materials have been or are in the process of being designed and implemented, or the asbestos-containing materials have been scheduled to be or have been abated at such hotels. We believe that the presence of asbestos-containing materials in our leased and managed hotels will not have a material adverse effect on our financial condition or results of operations, but we cannot be sure that this will be the case.

LEGAL PROCEEDINGS

In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents at the hotels we operate. In order to limit our exposure in such matters, we:

- maintain liability insurance;

- require hotel owners to maintain adequate insurance coverages; and

- are generally entitled to indemnity from third-party hotel owners for lawsuits and damages against us in our capacity as a hotel manager.

FACILITIES

Our principal executive offices in Pittsburgh, Pennsylvania are under a lease expiring December 31, 2003. In addition, we maintain offices in Orlando, Florida, under a lease expiring July 31, 2005, and Scottsdale, Arizona, under a lease expiring July 31, 2000.

INTELLECTUAL PROPERTY

Generally, the third-party owners of our hotels, rather than Interstate Management, are parties to the franchise agreements to use the trade names under which the hotels are operated. We are a party, however, to franchise agreements with Bass Hotels & Resorts, Inc., Choice Hotels International, Inc., Marriott and Promus Hotels, Inc. Our franchise agreements to use these trade names expire at varying times, generally ranging from 2000 to 2015. The franchisors under whose brand names we operate hotels have not endorsed or approved the spin-off or any of the financial results of the hotels set forth in this Information Statement/ Prospectus. A grant of franchise licenses for our hotels is not intended as, and should not be interpreted as, an express or implied approval or endorsement by any such franchisor or licensor (or any of their respective affiliates, subsidiaries or divisions) of Interstate Management or its stock.

We have registered, or have applied with the United States Patent Office for registration of, a number of trademarks and service marks incorporating the word "Colony," as well as many other trademarks and service marks used in our business. While we utilize our trademarks and service marks (including "Colony" marks) in connection with managing and leasing hotels, we do not believe that the loss or expiration of any or all of our marks would have a material adverse effect on our business. The registrations for our marks expire at varying times, generally ranging from 2000 to 2011.

                       SELECTED FINANCIAL AND OTHER DATA


We are providing the following selected financial information to aid you in your analysis of the financial aspects of the spin-off. The table sets forth selected historical financial data for Interstate Management, prior to the merger of Old Interstate with Patriot, as the predecessor, as of and for the years ended December 31, 1994, 1995, 1996 and 1997 and for the period from January 1, 1998 to June 1, 1998, and for Interstate Management, subsequent to the merger of Old Interstate with Patriot, as the successor, as of December 31, 1998 and for the period from June 2, 1998 to December 31, 1998. In addition, we have provided a combined 1998 column which combines the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998. We believe that this presentation is informative to the reader. In addition, selected pro forma financial data for the year ended December 31, 1998 is presented.


            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND HOTEL DATA)

                                                          PREDECESSOR                               SUCCESSOR
                                 --------------------------------------------------------------   -------------
                                             YEAR ENDED DECEMBER 31,               JAN. 1, 1998   JUNE 2, 1998
                                 -----------------------------------------------     THROUGH         THROUGH
                                   1994        1995         1996         1997      JUNE 1, 1998   DEC. 31, 1998
                                 --------   ----------   ----------   ----------   ------------   -------------
STATEMENT OF INCOME DATA:
Lodging revenues:
  Rooms........................        --           --   $    9,258   $  158,343    $   74,265     $  108,698
  Other departmental...........        --           --          721        9,512         4,504          6,455
Net management fees............  $ 22,284   $   27,022       33,023       39,136        18,018         22,763
Other fees.....................    14,442       17,996       20,710       23,426         9,976         10,478
                                 --------   ----------   ----------   ----------    ----------     ----------
      Total revenues...........    36,726       45,018       63,712      230,417       106,763        148,394
Lodging expenses:
  Rooms........................        --           --        2,334       36,919        17,173         26,567
  Other departmental...........        --           --          591        5,487         2,674          3,962
  Property costs...............        --           --        3,201       43,225        19,987         30,261
General and administrative.....     8,302        9,811       10,369       13,212         6,115          5,822
Payroll and related benefits...    12,420       15,469       17,666       21,892        10,982         10,439
Non-cash compensation (3)......        --           --       11,896           --            --             --
Lease expense..................        --           --        3,477       73,283        34,515         51,165
Depreciation and
  amortization.................     3,659        4,188        4,385        4,845         2,152         10,659
                                 --------   ----------   ----------   ----------    ----------     ----------
Operating income...............    12,345       15,550        9,793       31,554        13,165          9,519
Other income (expense):
  Interest, net................        30          146          501          498           204            390
  Other, net...................        14          346           --          431           474          1,391
                                 --------   ----------   ----------   ----------    ----------     ----------
Income before income tax
  expense......................    12,389       16,042       10,294       32,483        13,843         11,300
Income tax expense (4).........        --           --        4,117       12,986         5,528          4,436
                                 --------   ----------   ----------   ----------    ----------     ----------
Income before minority
  interest.....................    12,389       16,042        6,177       19,497         8,315          6,864
Minority interest..............        --           --           --           18            24            209
                                 --------   ----------   ----------   ----------    ----------     ----------
Net income.....................  $ 12,389   $   16,042   $    6,177   $   19,479    $    8,291     $    6,655
                                 ========   ==========   ==========   ==========    ==========     ==========
Pro forma net income per common
  share(5):
  Basic........................
  Diluted......................
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents......  $  6,702   $   14,035   $   11,168   $    2,432                   $    1,652
Total assets...................    30,741       38,420       88,204      118,185                      161,157
Long-term debt.................     3,890        1,270          541          370                           --
Total equity...................    18,858       24,345       56,886       80,730                       92,607
OTHER FINANCIAL DATA:
EBITDA (6).....................                          $   14,178   $   36,812    $   15,767     $   21,360
Net cash provided by operating
  activities...................                              15,331       12,517        18,359          9,593
Net cash (used in) provided by
  investing activities.........                              (4,338)     (35,707)        2,674        (27,707)
Net cash (used in) provided by
  financing activities.........                             (13,860)      14,454       (19,298)        15,599
TOTAL HOTEL DATA (7)
Total hotel revenues...........  $858,986   $1,056,279   $1,326,581   $1,600,958
Number of hotels (8)...........       136          150          212          223
Number of rooms (8)............    31,502       35,044       43,178       45,329

                                       YEAR ENDED
                                      DECEMBER 31,
                                 -----------------------
                                  COMBINED    PRO FORMA
                                  1998(1)      1998(2)
                                 ----------   ----------
STATEMENT OF INCOME DATA:
Lodging revenues:
  Rooms........................  $  182,963   $  182,963
  Other departmental...........      10,959       10,959
Net management fees............      40,781       30,995
Other fees.....................      20,454       15,741
                                 ----------   ----------
      Total revenues...........     255,157      240,658
Lodging expenses:
  Rooms........................      43,740       43,740
  Other departmental...........       6,636        6,636
  Property costs...............      50,248       50,248
General and administrative.....      11,937       12,399
Payroll and related benefits...      21,421       17,450
Non-cash compensation (3)......          --           --
Lease expense..................      85,680       85,680
Depreciation and
  amortization.................      12,811       18,184
                                 ----------   ----------
Operating income...............      22,684        6,321
Other income (expense):
  Interest, net................         594        1,169
  Other, net...................       1,865         (174)
                                 ----------   ----------
Income before income tax
  expense......................      25,143        7,316
Income tax expense (4).........       9,964        1,317
                                 ----------   ----------
Income before minority
  interest.....................      15,179        5,999
Minority interest..............         233        4,024
                                 ----------   ----------
Net income.....................  $   14,946   $    1,975
                                 ==========   ==========
Pro forma net income per common
  share(5):
  Basic........................               $     0.20
  Diluted......................               $     0.20
BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash and cash equivalents......  $    1,652   $   30,442
Total assets...................     161,157      173,604
Long-term debt.................          --           --
Total equity...................      92,607       64,372
OTHER FINANCIAL DATA:
EBITDA (6).....................  $   37,127   $   10,949
Net cash provided by operating
  activities...................      27,952       26,853
Net cash (used in) provided by
  investing activities.........     (25,033)     (11,533)
Net cash (used in) provided by
  financing activities.........      (3,699)      (2,079)
TOTAL HOTEL DATA (7)
Total hotel revenues...........  $1,546,926   $1,062,531
Number of hotels (8)...........         176          159
Number of rooms (8)............      35,214       29,869

-------------------------

(1) Represents the summation of the balances from the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998.

(2) Reflects the spin-off and other adjustments described in "Pro Forma Financial Data."


(3) Represents a non-recurring expense relating to the issuance of 785,533 shares of common stock to executives and key employees of Old Interstate in consideration for the cancellation of stock options issued by one of Old Interstate's predecessors in 1995.



(4) Prior to 1996, Old Interstate and its predecessors were organized as S corporations, partnerships and limited liability companies and, accordingly, were not subject to federal or significant state income taxes.


(5) Based on 10,002,035 shares of Common Stock outstanding on a pro forma basis on the spin-off date.


(6) EBITDA represents earnings before interest, income tax expense, depreciation and amortization. The 1998 pro forma EBITDA represents Interstate Management's 45% share of total EBITDA. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA, as calculated by Interstate Management, may not be consistent with computations of EBITDA by other companies. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under generally accepted accounting principles for purposes of evaluating Interstate Management's results of operations.



(7) Represents all hotels, including the leased hotels, which Interstate Management operated.



(8) As of the end of the periods presented. The 1998 pro forma number of hotels and number of rooms excludes 14 hotels with 2,335 rooms that have opened in 1999 or are scheduled to open in 1999 and that are currently or are expected to be managed by Interstate Hotels, LLC.

                            PRO FORMA FINANCIAL DATA


The following unaudited pro forma financial data of Interstate Management assumes that Patriot/Wyndham has separated the third-party hotel management business they acquired through the merger of Old Interstate into Patriot on June 2, 1998 to create Interstate Management. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 1998, is presented as if this spin-off and the proposed sale of the ownership interest in The Charles Hotel Complex had occurred on that date. The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1998 is presented as if the spin-off and the proposed sale of the ownership interest in The Charles Hotel Complex had occurred on January 1, 1998. The adjustments required to reflect the spin-off and related transactions are discussed in the accompanying notes. In management's opinion, all material adjustments necessary to reflect the effect of these transactions have been made.



The following unaudited pro forma financial data and notes thereto of Interstate Management have been derived from and should be read in conjunction with the historical combined financial statements and notes thereto of Interstate Management contained elsewhere in this Information Statement/Prospectus. The historical combined financial statements of Interstate Management have been carved out of Old Interstate and Patriot and principally include those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business of Old Interstate that will succeed to Interstate Management. The unaudited pro forma financial data is presented for informational purposes only. The data may not reflect the future results of operations and financial position of Interstate Management, or be necessarily indicative of what the actual results of operations and financial position of Interstate Management would have been had the spin-off occurred as of the dates indicated.

                       INTERSTATE HOTELS MANAGEMENT, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                          PRO FORMA
                                                       HISTORICAL (A)    ADJUSTMENTS    PRO FORMA
                                                       --------------    -----------    ---------
                       ASSETS
Current assets:
  Cash and cash equivalents..........................     $  1,652        $ 28,790(B)   $ 30,442
  Accounts receivable, net...........................       16,816              --        16,816
  Deferred income taxes..............................          615              --           615
  Net investment in direct financing leases..........          827              --           827
  Prepaid expenses and other assets..................          741              --           741
  Related party receivables -- management
     contracts.......................................        1,085          (1,085)(C)        --
                                                          --------        --------      --------
          Total current assets.......................       21,736          27,705        49,441
Restricted cash......................................        2,201              --         2,201
Marketable securities................................        2,609              --         2,609
Property and equipment, net..........................        4,076              --         4,076
Officers and employees notes receivable..............        2,803              --         2,803
Affiliate receivables................................        3,381              --         3,381
Net investment in direct financing leases............        1,680              --         1,680
Investment in hotel real estate......................       22,150         (21,735)(D)       415
Intangibles and other assets.........................      100,521           5,750(D)    106,271
                                                          --------        --------      --------
          Total assets...............................     $161,157        $ 11,720      $172,877
                                                          ========        ========      ========
           LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Accounts payable -- trade..........................        2,413              --         2,413
  Accounts payable -- health trust...................        1,785              --         1,785
  Accounts payable -- related parties................       18,597         (18,597)(B)        --
  Accrued payroll and related benefits...............        6,120              --         6,120
  Accrued rent.......................................        5,043              --         5,043
  Accrued merger costs...............................        9,344              --         9,344
  Other accrued liabilities..........................        9,236              --           236
                                                          --------        --------      --------
          Total current liabilities..................       52,538         (18,597)       33,941
Deferred income taxes................................       11,053             558(E)     11,611
Deferred compensation................................        2,609              --         2,609
                                                          --------        --------      --------
          Total liabilities..........................       66,200         (18,039)       48,161
                                                          --------        --------      --------
Minority interest....................................        2,350          57,994(E)     60,344
Commitments and contingencies........................           --              --            --
Owners' equity:
  Common stock, $0.01 par value......................           --             100(F)        100
  Paid-in capital....................................           --          64,272(F)     64,272
  Owners' equity.....................................       92,607         (92,607)(F)        --
                                                          --------        --------      --------
          Total owners' equity.......................       92,607         (28,235)       64,372
                                                          --------        --------      --------
          Total liabilities and owners' equity.......     $161,157        $ 11,720      $172,877
                                                          ========        ========      ========


The accompanying notes are an integral part of this Pro Forma Combined Balance Sheet.

                       INTERSTATE HOTELS MANAGEMENT, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                     PERIOD FROM
                             ----------------------------
                             JAN. 1, 1998   JUNE 2, 1998      COMBINED                     PRO FORMA
                                  TO             TO          YEAR ENDED                    YEAR ENDED
                             JUNE 1, 1998   DEC. 31, 1998   DECEMBER 31,    PRO FORMA     DECEMBER 31,
                                 (A)             (A)            1998       ADJUSTMENTS        1998
                             ------------   -------------   ------------   -----------    ------------
Lodging revenues:
  Rooms....................    $ 74,265       $108,698        $182,963            --        $182,963
  Other departmental.......       4,504          6,455          10,959            --          10,959
Net management fees........      18,018         22,763          40,781      $ (9,786)(B)      30,995
Other fees.................       9,976         10,478          20,454        (4,713)(C)      15,741
                               --------       --------        --------      --------        --------
                                106,763        148,394         255,157       (14,499)        240,658
Lodging expenses:
  Rooms....................      17,173         26,567          43,740            --          43,740
  Other departmental.......       2,674          3,962           6,636            --           6,636
  Property costs...........      19,987         30,261          50,248            --          50,248
General and
  administrative...........       6,115          5,822          11,937           462(D)       12,399
Payroll and related
  benefits.................      10,982         10,439          21,421        (3,971)(E)      17,450
Lease expense..............      34,515         51,165          85,680            --          85,680
Depreciation and
  amortization.............       2,152         10,659          12,811         5,373(F)       18,184
                               --------       --------        --------      --------        --------
Operating income...........      13,165          9,519          22,684       (16,363)          6,321
Other income (expense):
  Interest, net............         204            390             594           575(G)        1,169
  Other, net...............         474          1,391           1,865        (2,039)(H)        (174)
                               --------       --------        --------      --------        --------
Income before income tax
  expense..................      13,843         11,300          25,143       (17,827)          7,316
Income tax expense.........       5,528          4,436           9,964        (8,647)(I)       1,317
                               --------       --------        --------      --------        --------
Income before minority
  interest.................       8,315          6,864          15,179        (9,180)          5,999
Minority interest..........          24            209             233         3,791(J)        4,024
                               --------       --------        --------      --------        --------
Net income.................    $  8,291       $  6,655        $ 14,946      $(12,971)       $  1,975
                               ========       ========        ========      ========        ========
Basic net income per common
  share....................                                                                 $   0.20(K)
                                                                                            ========
Diluted net income per
  common share.............                                                                 $   0.20(K)
                                                                                            ========


-------------------------

The accompanying notes are an integral part of this Pro Forma Combined Statement of Operations.

                       INTERSTATE HOTELS MANAGEMENT, INC.

                  NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS:

(A) Reflects the historical combined balance sheet of Interstate Management as of December 31, 1998. The historical balance sheet reflects the historical carrying amounts recorded on the books of Patriot.

(B) Adjustments to reflect the net increase in cash and cash equivalents as follows:


Cash contribution from Patriot to Interstate Hotels, LLC to
  fund working capital......................................    $ 18,887
Repayment of amounts owed to Wyndham to meet Interstate
  Management's short-term cash requirements.................     (18,597)
Cash proceeds of Marriott's purchase of a 4% ownership
  interest in Interstate Management.........................       2,057
Cash contribution from Patriot to Interstate Management to
  provide $15.0 million of working capital at the spin-off
  date......................................................      12,943
Cash received by Interstate Hotels, LLC for the sale of the
  ownership interest in The Charles Hotel Complex...........      13,500
                                                                --------
                                                                $ 28,790
                                                                ========



(C) Represents adjustments to eliminate management fees and other fee income receivables related to hotels formerly owned and managed by Old Interstate. Interstate Management will not manage these hotels subsequent to the spin-off.



(D) Adjustments to reflect the net decrease in investment in hotel real estate due to proceeds from the sale of the ownership interest in The Charles Hotel
    Complex:



Reduction in investment for cash received by Interstate
  Hotels, LLC (as discussed in Note (B) above)..............    $(13,500)
Reduction in investment for a promissory note received by
  Interstate Hotels, LLC in lieu of cash. The note is a
  three year note and pays interest only at a rate of 10%
  annually until the maturity date..........................      (5,750)
Elimination of third-party minority interest associated with the ownership interest in The Charles Hotel Complex. The
  third-party minority interest partners will be transferred
  to the purchaser..........................................      (2,350)
Loss recognized on sale.....................................        (135)
                                                                --------
                                                                $(21,735)
                                                                ========



(E) Represents Patriot's 55% non-controlling ownership interest in Interstate Hotels, LLC, based on 55% of the historical recorded carrying amount of Interstate Management on the books of Patriot. Subsequent to the spin-off, Interstate Management will have two principal subsidiaries. Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by Old Interstate prior to its merger into Patriot, will own substantially all of the assets of Interstate Management immediately after the spin-off, as well as own equity interests representing in the aggregate an approximate 50.3% non-controlling interest in The Charles Hotel Complex. Interstate Management will own a 45% managing member interest in Interstate Hotels, LLC, and therefore will control Interstate Hotels, LLC. Interstate Management's second subsidiary, IHC II, LLC, will contract with Wyndham to manage ten Marriott

                       INTERSTATE HOTELS MANAGEMENT, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               ------------------

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS--(CONTINUED)

    franchise hotels that were owned and managed by Old Interstate, and one hotel that was owned by Old Interstate and managed by Marriott, prior to the merger with Patriot. Marriott will submanage these hotels for IHC II, LLC.



    Patriot/Wyndham and Interstate Management have reached a tentative agreement under which all of the equity interests in The Charles Hotel Complex, with the exception of our general partnership interest in Cambridge Hotel Associates, the manager of The Charles Hotel, will be sold to an existing joint venture partner in several of these equity interests. Interstate Hotels, LLC will receive an aggregate purchase price for this sale of $19.3 million, consisting of $13.5 million in cash and $5.8 million in the form of a secured promissory note. The $5.8 million secured promissory note is a three year note which pays interest only (at a rate of 10% annually) until the maturity date.



    After the spin-off and the sale, Interstate Hotels, LLC will continue to manage The Charles Hotel. In connection with the sale, however, Interstate Hotels, LLC will amend the management agreement to include terms generally similar to the existing agreement, but for a new ten year term. In exchange for the extension of the term to ten years, Interstate Hotels, LLC will receive a lower portion of the management fees payable to Cambridge Hotel Associates.



Historical book value of owners' equity.....................    $ 92,607
Adjustments to eliminate management fees and other fee
  income receivables related to hotels formerly owned and
  managed by
  Old Interstate that will not be managed by Interstate
     Hotels, LLC,
  (as discussed in Note (C) above)..........................      (1,085)
Loss on the sale of the ownership interest in The Charles
  Hotel Complex allocated to Interstate Hotels, LLC (as
  discussed in Note (D) above)..............................        (135)
Elimination of deferred tax asset related to the investment
  in The Charles Hotel Complex..............................        (558)
Funding of working capital by Patriot.......................      18,887
                                                                --------
                                                                 109,716
Patriot's minority interest ownership percentage............         55%
                                                                --------
Patriot's minority interest.................................      60,344
Elimination of third-party minority interest associated with the ownership interest in The Charles Hotel Complex. The
  third-party minority interest partners will be transferred
  to the purchaser..........................................      (2,350)
                                                                --------
                                                                $ 57,994
                                                                ========

                       INTERSTATE HOTELS MANAGEMENT, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               ------------------

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS--(CONTINUED)

(F) Represents adjustments to reflect the issuance of shares of common stock, par value $0.01, of Interstate Management in connection with the spin-off, net of the effect of the sale of the ownership interest in The Charles Hotel Complex, as follows:



                              NUMBER OF     COMMON    PAID-IN    OWNERS'
                                SHARES      STOCK     CAPITAL     EQUITY
                              ----------    ------    -------    --------
Shares distributed to
  Patriot's shareholders....   9,221,743     $ 92     $59,627    $     --
Shares retained by
  Patriot...................     390,146        4       2,592          --
Shares purchased by
  Marriott..................     390,146        4       2,053          --
Eliminate historical owners'
  equity....................          --       --          --     (92,607)
                              ----------     ----     -------    --------
          Total.............  10,002,035     $100     $64,272    $(92,607)
                              ==========     ====     =======    ========



    In connection with the merger of Old Interstate into Patriot, operations consisting principally of the third-party hotel management business, along with other assets and liabilities, will be transferred to Interstate Management. Ninety-two percent of the shares of Interstate Management will be distributed to Patriot's shareholders. Patriot will retain a 4% ownership interest in Interstate Management's common stock.



    In connection with the spin-off of Interstate Management from Patriot, Marriott will purchase a 4% ownership interest in Interstate Management's common stock for $2,057 in cash.



NOTE 2 -- PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS:



                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1998
                                                                ------------
(A) Reflects the historical combined statements of
    operations of Interstate Management for the indicated
    period.
(B) Adjustments to reflect the net decrease in net
    management fees:
    The elimination of management fee revenues related to
    ten Patriot-owned hotels that will be submanaged by
    Marriott pursuant to an arrangement with IHC II, LLC, to
    nine hotels that will be leased to Wyndham, converted to
    the Wyndham brand and managed by Wyndham, and to other
    hotels that will be leased by Patriot to Wyndham and
    will be managed by Wyndham. Prior to the merger of Old
    Interstate into Patriot, these hotels were owned and
    managed by subsidiaries of Old Interstate...............      $(11,794)
    The addition of management fee revenues related to seven
    Patriot-owned hotels that will be managed by Interstate
    Management..............................................         2,322
    The reduction of management fee revenues resulting from
    the sale of the ownership interest in The Charles Hotel
    Complex.................................................          (314)
                                                                  --------
                                                                  $ (9,786)
                                                                  ========

                       INTERSTATE HOTELS MANAGEMENT, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               ------------------


NOTE 2 -- PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS--(CONTINUED)



                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1998
                                                                ------------
(C) Adjustments to reflect the net decrease in other fees:
    The elimination of fees for insurance services,
    purchasing, leasing and other ancillary services that
    Interstate Management provided to the hotels that were
    owned and managed by subsidiaries of Old Interstate and
    are currently owned by Patriot, as discussed in Note (B)
    above. Interstate Management will not provide such
    services to these hotels subsequent to the spin-off.....      $ (5,598)
    The addition of fees for insurance services, purchasing
    and other ancillary services that Interstate Management
    will provide to seven Patriot-owned hotels, as discussed
    in Note (B) above.......................................           885
                                                                  --------
                                                                  $ (4,713)
                                                                  ========
(D) Adjustments to reflect the net increase in general and
    administrative expense:
    The increase in expense to reflect costs related to
    managing and administering a publicly held company......      $    500
    The decrease in expense resulting from the sale of the
    ownership interest in The Charles Hotel Complex.........           (38)
                                                                  --------
                                                                  $    462
                                                                  ========
(E) Adjustment to payroll and related benefits expense to
    reflect the elimination of salaries and related benefits
    of employees who were terminated subsequent to the
    merger of IHC into Patriot and whose positions have been
    eliminated. The reduction in employees relates
    principally to the reduction in the size of Interstate
    Management subsequent to the merger.....................      $ (3,971)
                                                                  ========
(F) Adjustments to depreciation and amortization to reflect
    the net increase in amortization of management and lease
    contract costs associated with the step-up in basis
    arising from the allocation of purchase price resulting
    from the merger of Old Interstate into Patriot. The
    management and lease contract costs have been stated at
    their estimated fair market values and are being
    amortized using the straight-line method over five years
    for the management contracts and 11 and 13.5 years for
    the lease contracts. The management contracts'
    amortization period was determined using the average
    remaining life of the original contract terms, and the
    amortization period of the lease contracts is based on
    the remaining original lease life.......................      $  5,373
                                                                  ========
(G) Adjustment to interest, net to reflect interest earned
    on a $5,750 promissory note at a rate of 10% annually
    with a three year term arising from the proceeds from
    the sale of the ownership interest in The Charles Hotel
    Complex.................................................      $    575
                                                                  ========
(H) Adjustment to other income to reflect the elimination of equity in earnings resulting from the sale of the
    ownership interest in The Charles Hotel Complex.........      $ (2,039)
                                                                  ========

                       INTERSTATE HOTELS MANAGEMENT, INC.

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               ------------------


NOTE 2 -- PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS--(CONTINUED)



                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    1998
                                                                ------------
(I) Adjustment reflects the provision for income tax expense based on Interstate Management's estimated effective
    income tax rate of 40% after reduction of minority
    interest................................................      $ (8,647)
                                                                  ========
(J)  Adjustments to reflect the net increase in minority
     interest:
   The elimination of minority interest resulting from the
   sale of the ownership interest in The Charles Hotel
   Complex..................................................      $   (233)
   The increase in minority interest to reflect Patriot's
   55% non-controlling interest in Interstate Hotels,
   LLC......................................................         4,024
                                                                  --------
                                                                  $  3,791
                                                                  ========
(K) Pro forma basic and diluted net income per common share
    has been calculated using 10,002,035 shares of Common
    Stock. The historical combined financial statements of
    Interstate Management have been carved out of Old
    Interstate and Patriot, and principally include those
    historical assets, liabilities, revenues and expenses
    directly attributable to the third-party hotel
    management business to be conducted by Interstate
    Management. Historical earnings per share information
    for the carved out company has not been presented
    because management believes it is not meaningful.
(L) The pro forma statement of operations excludes a $2,000
    one-time charge for additional incentive lease expense
    for the 1999 year arising from the settlement of the
    dispute with Equity Inns arising pursuant to the merger
    of Old Interstate into Patriot. This expense will be
    included in Interstate Management's historical statement
    of operations for the quarter ended March 31, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to historical information, this Information Statement/Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and information based on our current views of our business and our assumptions concerning future events. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimates," "projects" or similar expressions are intended to identify these forward-looking statements. These statements are subject to risks and uncertainties that could cause our actual operations and results of operations to differ materially from those reflected in our forward-looking statements.

Forward-looking statements are not guarantees of future performance. They are subject to Interstate Management:


     - reversing the current negative trend in Interstate Management's business and financial results;


     - successfully implementing its business strategy;

     - limiting the costs and realizing the expected benefits of that strategy; and

     - generating sufficient cash flow to fund its lease payments, debt service requirements, working capital needs and other significant expenditures.

Our forward-looking statements are based on trends which we anticipate in the lodging industry and the effect on those trends of such factors as industry capacity, the seasonal nature of the lodging industry, product demand and pricing and the other matters referred to in the "Risk Factors" section of this document. Accordingly, you are cautioned not to place undue reliance on our forward-looking statements.


The historical combined financial statements of Interstate Management presented elsewhere in this Information Statement/Prospectus have been carved out of the historical consolidated financial statements of Old Interstate and its subsidiaries and predecessors. The historical combined financial statements include only those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business. "Third-party hotel management business" refers to the management, leasing and related services we perform for hotels that we do not own. The working capital and operating results of the leased hotels are included in the historical combined financial statements because the operating performance associated with such hotels is guaranteed by Interstate Management. These financial statements have been prepared as if Interstate Management had operated as a free-standing entity for all periods presented. The following items have been carved out of the historical combined financial statements of Interstate Management:



     - the results of operations of the hotels that were owned by subsidiaries of Old Interstate prior to the merger of Old Interstate into Patriot, as well as other operating subsidiaries that are not included in the continuing business of Interstate Management;



     - the investments in such hotels; and



     - the debt associated with such investments.



The following discussion and analysis includes discussion and analysis of Interstate Management's pro forma financial position and results of operations in addition to its historical data, and should be read in conjunction with the pro forma financial information included elsewhere in this Information Statement/ Prospectus. The pro forma adjustments described below result primarily from the merger of Old Interstate into Patriot on June 2, 1998, the spin-off of Interstate Management and the proposed sale of the ownership interest in The Charles Hotel Complex. The pro forma adjustments consist primarily of the elimination of costs and revenues associated with the hotels that were once owned and managed by Old Interstate but will be retained by Patriot, and therefore will not be included in Interstate Management, after the spin-off. In connection with the merger, an intangible asset related to the estimated fair market value of management contracts of $69.9 million and a deferred tax liability of $5.5 million were recorded, as of June 2, 1998, and will be amortized over five years.


BACKGROUND AND GENERAL


Interstate Management provides a wide variety of management and other services to hotels that Interstate Management operates on behalf of third-party owners. Additionally, Interstate Management holds leasehold interests of 80 hotels, 79 of which are owned by Equity Inns. The management agreements generally provide for payment of a base management fee which ranges from 1% to 4% of the hotel's gross revenues. In addition, some of the management agreements provide for payment of an incentive management fee, which generally ranges from 10% to 20% of the excess of operating profits or net operating cash flow over a defined threshold level. Interstate Management also earns incremental revenues from third-party owners for ancillary services, such as purchasing, project management and insurance and risk management services. At December 31, 1998, Interstate Management managed, leased or performed related services for 176 hotels with 35,214 rooms, compared to 223 hotels with 45,329 rooms at December 31, 1997. Interstate Management's management agreements have initial terms that range from one month to 49 years expiring through 2044, and Interstate Management's lease agreements have initial terms of 10 to 15 years expiring through 2013.



The following table sets forth the expiration dates and corresponding percentage of pro forma net management fees for the year ended December 31, 1998 for the hotels expected to be managed (excluding the leaseholds) by Interstate Hotels, LLC following the spin-off:



                                 MANAGED HOTELS



                                                          PERCENTAGE OF PRO FORMA
                                                          NET MANAGEMENT FEES FOR
                                                              THE YEAR ENDED
          YEAR OF EXPIRATION             NO. OF HOTELS       DECEMBER 31, 1998
          ------------------             -------------    -----------------------
     1999..............................       16                   22.3%
     2000..............................       19                   13.7%
     2001..............................        8                    7.3%
     2002..............................        8                    3.8%
     2003..............................        8                    7.4%
     Thereafter                               34                   35.1%



We have been notified by third-party owners of six of our managed hotels that such hotels are currently for sale. These six hotels generated $4.8 million, or 15.4%, of our pro forma net management fees for the year ended December 31, 1998.



In addition, Interstate Management was a party to long-term operating leases for 81 of its hotels with 9,929 rooms at December 31, 1998.



There has been significant disruption to Interstate Management's business caused by the Old Interstate merger with Patriot, the lengthy and intensive negotiations regarding the Marriott settlement, the consideration of possible alternatives to the spin-off including the private sale of Interstate Management to a third party, and the preparations for the spin-off. In addition, Old Interstate's operations were required to be divided between those to be retained by Patriot/Wyndham and those which would be contributed to Interstate Management in connection with the spin-off. Interstate Management was required to expend a substantial amount of resources, particularly the time and attention of senior management, in order to achieve that division of operations. The diversion of senior management's attention and the uncertainty with respect to Interstate Management's future operations caused by these distractions has disrupted Interstate Management's relationships with hotel owners and adversely affected Interstate Management's financial results. Since the closing of the Patriot/Old Interstate merger, there has been a net reduction in Interstate Management's business of 22 management agreements. In addition, the disruption to Interstate Management's business has reduced employee morale, increased employee turnover and caused Interstate Management to be unable to actively pursue new business. If, following the spin-off, Interstate Management cannot rectify the disruption in its relationships with hotel owners and successfully address the other issues described above, the current negative trend in its business and financial results will continue.



In addition, Interstate Management currently believes its fiscal 1999 results will be negatively affected by a $2.0 million one-time payment to Equity Inns for additional 1999 incentive rent, disruption at the leased hotels arising from scheduled improvements to the properties and anticipated terminations of management contracts during 1999. As a result, 1999 results are expected to be below 1998 pro forma levels.


RESULTS OF OPERATIONS

Pro Forma Year Ended December 31, 1998 Compared to Historical Year Ended December 31, 1998


Pro forma net management fees include adjustments to eliminate $8.4 million of management fee revenues related to ten Patriot-owned hotels that will be submanaged by Marriott pursuant to an arrangement with IHC II, LLC and nine hotels that will be leased to Wyndham, converted to the Wyndham brand and managed by Wyndham. Prior to the merger of Old Interstate into Patriot, these hotels were owned and managed by subsidiaries of Old Interstate. The remaining hotels that were owned and managed by subsidiaries of Old Interstate prior to the merger have also been leased by Patriot to Wyndham and will be managed by Wyndham, resulting in an elimination of $3.4 million of management fee revenues. In addition, pro forma net management fees include an adjustment to eliminate $0.3 million of management fee revenues resulting from the sale of the ownership interest in The Charles Hotel Complex. These elimination adjustments are offset by the addition of $2.3 million of management fee revenues related to seven Patriot-owned hotels that will be managed by Interstate Management.



Pro forma other fees include adjustments to eliminate $3.3 million of fees for insurance services and $2.3 million of fees for purchasing and other ancillary services that Interstate Management provided to the hotels that were owned and managed by subsidiaries of Old Interstate and are currently owned by Patriot. Interstate Management will not provide such services to these hotels subsequent to the spin-off. These elimination adjustments are offset by the addition of $0.9 million of other fee revenues related to seven Patriot-owned hotels that will be managed by Interstate Management.


Pro forma general and administrative expense includes an adjustment to reflect costs of $0.5 million of costs related to managing and administering a publicly held company.


Pro forma payroll and related benefits expense includes an adjustment to eliminate $4.0 million of salaries and related benefits of employees who were terminated subsequent to the merger of Old Interstate into Patriot and whose positions have been eliminated.



Pro forma depreciation and amortization primarily represents $16.9 million of amortization of management and lease contract costs associated with the step-up in basis arising from the allocation of purchase price resulting from the merger of Old Interstate into Patriot. The management and lease contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five years for the management contracts and 11 and
13.5 years for the lease contracts. The management contracts' amortization period was determined using the average remaining life of the original contract terms, and the amortization period of the lease contracts is based on the remaining original lease life.

Pro forma interest, net includes an adjustment to reflect $0.6 million of interest earned on a $5.8 million promissory note arising from the proceeds from the sale of the ownership interest in The Charles Hotel Complex.



Pro forma other, net includes an adjustment to eliminate $2.0 million of equity in earnings, which resulted from the sale of the ownership interest in The Charles Hotel Complex.



Pro forma income tax expense was computed based on Interstate Management's estimated effective tax rate of 40% after reduction of minority interest.



Pro forma minority interest primarily reflects Patriot's 55% non-controlling interest, or $4.0 million, in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by Old Interstate prior the merger of Old Interstate into Patriot.


Historical Year Ended December 31, 1998 Compared to Historical Year Ended December 31, 1997

Total revenues increased by $24.8 million, or 10.7%, from $230.4 million in 1997 to $255.2 million in 1998. The most significant portion of this increase related to lodging revenues, which consist of rooms, food and beverage and other departmental revenues from leased hotels. Lodging revenues increased by $26.0 million, or 15.5%, from $167.9 million in 1997 to $193.9 million in 1998. This increase was due to the operations of the leased hotels since their respective inception dates.


The average daily room rate for the leased hotels increased by 6.0%, from $67.93 during 1997 to $71.98 during 1998, and the average occupancy rate decreased to 68.2% during 1998 from 71.1% during 1997. This resulted in an increase in room revenue per available room of 1.7% to $49.08 during 1998. The statistical results of our leased hotels reflect the current trends within the lodging industry, as reported by Smith Travel Research. As such, the increase in average daily room rate resulted from inflation and improvement resulting from our management expertise. The decrease in the average occupancy rate resulted from an increase of new supply within the lodging industry.



Net management fees increased by $1.7 million, or 4.2%, from $39.1 million in 1997 to $40.8 million in 1998. This increase was due to increased revenues associated with incentive management fees earned as a result of the performance improvement of existing managed hotels. Other fees decreased by $2.9 million, or 12.7%, from $23.4 million in 1997 to $20.5 million in 1998 due to a decrease in the total number of hotels operated in 1998 as compared to 1997. Other fees also include insurance revenues of $8.4 million in 1998 compared to $9.1 million in 1997.


Lodging expenses, which consist of rooms, food and beverage, property costs and other departmental expenses from leased hotels, increased by $15.0 million, or 17.5%, from $85.6 million in 1997 to $100.6 million in 1998. This increase was due to the addition of the operations of the leased hotels since their respective inception dates. The operating margin of the leased hotels decreased from 49.0% during 1997 to 48.1% during 1998.

General and administrative expenses are associated with the management of hotels and consist primarily of centralized management expenses such as operations management, sales and marketing, finance and other hotel support services, as well as general corporate expenses. General and administrative expenses decreased by $1.3 million, or 9.7%, from $13.2 million in 1997 to $11.9 million in 1998. This decrease was primarily due to a reduction in development activities and legal and accounting costs. General and administrative expenses as a percentage of revenues decreased to 4.7% during 1998 compared to 5.7% during 1997. This decrease was primarily due to the increase in lodging revenues resulting from the inclusion of the operations of the leased hotels since their respective inception dates.

Payroll and related benefits decreased slightly by $0.5 million, or 2.2%, from $21.9 million in 1997 to $21.4 million in 1998. Payroll and related benefits as a percentage of revenues decreased to 8.4% during 1998 compared to 9.5% during 1997, primarily due to the increase in lodging revenues resulting from the inclusion of the operations of the leased hotels since their respective inception dates.

Lease expense represents base rent and participating rent that is based on a percentage of rooms and food and beverage revenues from the leased hotels. Lease expense increased by $12.4 million, or 16.9%, from $73.3 million in 1997 to $85.7 million in 1998. This increase was due to the addition of the operations of the leased hotels since their respective inception dates.


Depreciation and amortization increased by $8.0 million from $4.8 million in 1997 to $12.8 million in 1998. This increase was due to incremental amortization of management contract costs associated with the step-up in basis arising from the allocation of purchase price resulting from the merger of Old Interstate into Patriot. The management contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five years.


Operating income decreased by $8.9 million, or 28.1%, from $31.6 million in 1997 to $22.7 million in 1998. The operating margin decreased from 13.7% during 1997 to 8.9% during 1998. This decrease in operating income and in the operating margin reflects the inclusion of the operating results of the leased hotels since their respective inception dates and the increase in depreciation and amortization during 1998.

Other income increased by $1.5 million from $0.4 million in 1997 to $1.9 million in 1998 primarily due to an increase in equity in earnings from The Charles Hotel Complex, which resulted from Interstate Management's acquisition of additional interests in The Charles Hotel Complex.

Income tax expense in 1997 and 1998 was computed based on an effective tax rate of 40%.

As a result of the changes noted above, net income decreased by $4.5 million, or 23.3%, from $19.5 million in 1997 to $14.9 million in 1998. The net income margin decreased from 8.5% during 1997 to 5.9% during 1998, reflecting the inclusion of the operating results of the leased hotels since their respective inception dates and the increase in depreciation and amortization during 1998.

Historical Year Ended December 31, 1997 Compared to Historical Year Ended December 31, 1996

Total revenues increased by $166.7 million from $63.7 million in 1996 to $230.4 million in 1997. The most significant portion of this increase related to lodging revenues which increased by $157.9 million during 1997. This increase was due to the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997. The average daily room rate for the leased hotels increased by 23.7%, from $54.93 during 1996 to $67.93 during 1997, and the average occupancy rate increased to 71.1% during 1997 from 58.4% during 1996. This resulted in an increase in room revenue per available room of 50.5% to $48.27 during 1997. The variance of the operating results is primarily due to the leased hotels being operated by Interstate Management for only two months in 1996 as compared to the entire year of 1997.


Net management fees increased by $6.1 million, or 18.5%, from $33.0 million in 1996 to $39.1 million in 1997 due to the net addition of 11 new management contracts and increased revenues associated with the performance improvement of existing managed hotels, which resulted in increased incentive management fees. Other fees increased by $2.7 million, or 13.1%, from $20.7 million in 1996 to $23.4 million in 1997 due to incremental revenues associated with the net addition of new hotels during 1996 and 1997, many of which utilize Interstate Management's ancillary services. Other fees also include insurance revenues of $9.1 million in 1997 compared to $8.1 million in 1996.

Lodging expenses increased by $79.5 million from $6.1 million in 1996 to $85.6 million in 1997 due to the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997. The operating margin of the leased hotels increased from 38.6% during 1996 to 49.0% during 1997. This increase in operating margin is primarily due to the leased hotels being operated by Interstate Management for only two months in 1996 as compared to the entire year of 1997.

General and administrative expenses increased by $2.8 million, or 27.4%, from $10.4 million in 1996 to $13.2 million in 1997. This increase was primarily due to incremental expenses associated with the growth of Interstate Management's business. General and administrative expenses as a percentage of revenues decreased to 5.7% during 1997 compared to 16.3% during 1996 as a result of the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997.

Payroll and related benefits increased by $4.2 million, or 23.9%, from $17.7 million in 1996 to $21.9 million in 1997. This increase was related to the addition of corporate management and staff personnel as the number of hotels for which Interstate Management provides management and other services grew, primarily resulting from the addition of the leased hotels for which Interstate Management provides centralized accounting services. Payroll and related benefits as a percentage of revenues decreased to 9.5% during 1997 compared to 27.7% during 1996 as a result of the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997.


Non-cash compensation of $11.9 million in 1996 resulted from the issuance of 785,533 shares of common stock to executives and key employees of Old Interstate in consideration for the cancellation of stock options issued by one of Old Interstate's predecessors in 1995.


Lease expense increased by $69.8 million from $3.5 million in 1996 to $73.3 million in 1997 due to the addition of 89 leased hotels commencing in November 1996 and continuing during 1997.

Depreciation and amortization increased by $0.4 million, or 10.5%, from $4.4 million in 1996 to $4.8 million in 1997. This increase is due to incremental amortization of $3.2 million during 1997 related to goodwill and the cost of lease contracts associated with Interstate Management's acquisition of the management and leasing businesses affiliated with Equity Inns in November 1996. This increase was offset by decreased amortization of $2.5 million associated with investments in management contracts that became fully amortized during 1996.

Operating income, exclusive of non-cash compensation, increased by $9.9 million, or 45.5%, from $21.7 million in 1996 to $31.6 million in 1997. The operating margin decreased from 34.0% during 1996 to 13.7% during 1997. This increase in operating income and decrease in the operating margin reflects the inclusion of the operating results of the leased hotels commencing in November 1996 and continuing during 1997, and the increase in general and administrative and payroll and related benefits expenses.

Income tax expense in 1996 and 1997 was computed based on an effective tax rate of 40%.

As a result of the changes noted above, net income increased by $13.3 million from $6.2 million in 1996 to $19.5 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES


Interstate Management's cash and cash equivalent assets were $1.7 million at December 31, 1998 compared to $2.4 million at December 31, 1997. At December 31, 1998, current liabilities exceeded current assets by $30.8 million partially as a result of $18.6 million of amounts owed to Wyndham to meet short-term cash requirements. As part of the spin-off, Patriot has agreed to contribute cash to Interstate Management so that, at the time of the spin-off, Interstate Management's current assets will equal current liabilities. In addition, Patriot has committed to infuse $15.0 million of additional capital into Interstate Management. Interstate

Management's pro forma cash and cash equivalents after giving effect to such capital infusions were $30.4 million at December 31, 1998. In addition, in connection with approximately $5.7 million of potential expenditures arising from such issues as the resolution of the dispute with Equity Inns, year 2000 compliance and loan forgiveness, Patriot has agreed to fund 50% of these potential expenditures into an escrow account and indemnify Interstate Management against the remaining 50%. Patriot has also agreed to fund the payment of cash in lieu of fractional shares in the spin-off.



Interstate Management's principal source of liquidity during 1998 was cash from operations. Net cash provided by operating activities was $28.0 million during 1998 compared to $12.5 million during 1997. The increase was primarily related to a decrease in accounts receivable during 1998 compared to 1997 and lower income taxes due for 1998 resulting from accelerated deductions recognized for income tax purposes. Interstate Management used cash of $25.0 million in investing activities during 1998, which primarily related to amounts paid in connection with the merger of Old Interstate into Patriot. During 1997, Interstate Management used cash of $35.7 million in investing activities, consisting primarily of $16.1 million in connection with its acquisition of interests in The Charles Hotel Complex and $7.6 million due to increases in notes and other receivables. Interstate Management's capital expenditure budget through December 31, 1999 relating to current operations is approximately $2.7 million, consisting primarily of expenditures for computer and related equipment. Interstate Management intends to fund these expenditures from its pro forma cash and cash equivalents and from the escrow account and indemnity from Patriot, as discussed above. Net cash used in financing activities of $3.7 million during 1998 resulted primarily from $11.6 million used for distributions to Patriot, offset by $8.3 million of amounts borrowed from related entities to meet short-term cash requirements. During 1997, cash provided by financing activities of $14.5 million resulted from $10.3 million of amounts borrowed from related entities to meet short-term cash requirements, offset by $4.4 million used for distributions to related entities.



After the spin-off, Interstate Management will be required to distribute 55% of Interstate Hotels, LLC's cash flows from operations to Patriot/Wyndham under the terms of the amended and restated limited liability company agreement.


Interstate Management intends to pursue future opportunities to manage or lease hotels on behalf of third-party owners, as well as pursue other business opportunities, such as selective hotel investments and the formation of strategic alliances. Interstate Management believes that the cash provided by Patriot at the time of the spin-off and future cash flow provided by operations may be insufficient to fully fund the execution of its business and growth strategy. As a result, Interstate Management may be required to obtain debt or equity financing to achieve its business plan. Interstate Management plans to obtain a line of credit from a lending institution in order to partially finance its business and growth strategy. Negotiations to obtain such line of credit have not commenced at this time, however, and are not expected to be completed by the time of the spin-off. Additionally, there is no assurance that the line of credit or any other form of financing will be available to Interstate Management on commercially reasonable terms, or at all. If Interstate Management does not obtain additional financing, its pursuit of its business strategy and growth may be impaired.

YEAR 2000 COMPLIANCE

The year 2000 issue relates to computer programs written using two digits rather than four to define the applicable year. Computer programs written this way may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failures or miscalculations causing disruptions of hotel operations or a temporary inability to process transactions, prepare financial statements or engage in similar normal business activities.

We have developed and begun implementing a comprehensive plan (i) to address potential year 2000 problems both at our corporate offices and at the hotels we manage and lease, and (ii) to minimize the impact on operations to the extent possible. Our plan, which is designed to identify and address potential problems in the most critical operational systems first in order to minimize any disruption in service to hotel guests, consists of the following four steps:

Step 1 -- Inventory:               Conduct an inventory to identify (a) all
                                   computer hardware and software systems and building systems in use and (b) any potential year 2000 problems that may exist in such systems.

Step 2 -- Vendor Survey:           Identify and contact third-party vendors to
                                   determine whether their systems or services are or will be made year 2000 compliant. We are conducting Step 2 simultaneously with Step 1.

Step 3 -- Planning and Cost
Estimation:                        Prepare a prioritized year 2000 compliance
                                   plan for remediation or replacement of
                                   non-compliant systems. Step 3 will be
                                   performed through a joint effort between management and hotel owner representatives and a year 2000 consultant.

Step 4 -- Implementation and
Testing: Implement the year 2000 compliance plan prepared in Step 3 and test all systems to ensure maximum possible compliance and develop contingency plans for continuing operations in the event problems arise.

We have engaged a consultant to complete Steps 1 and 2, at an estimated cost of $13,500 per hotel for upscale hotels and $7,500 for midscale and economy hotels. We have instructed the hotels that we operate to increase their capital budgets for 1999 to accommodate this cost. The inventories at the hotels and our corporate offices have been substantially completed. In addition, we are currently determining the year 2000 readiness of the third-party vendors identified by our consultant during these inventories.

At this time, we cannot identify the total costs that will be incurred to complete Steps 3 and 4. Our management and information systems department is in the process of completing initial written assessments, however, which prioritize the corporate and hotel year 2000 compliance plans for remediation and estimate the costs of such remediation. Once each written assessment is finalized, we will be able to provide an estimate of those costs. We have instructed all hotels that we manage and lease to include in their 1999 capital budgets a minimal amount (ranging from $10,000 to $50,000, depending on the size of the hotel) to be utilized for these purposes. As specific costs become known, our budgets will be adjusted as necessary.

We believe that the expenses incurred to complete the year 2000 compliance program at each managed hotel are the responsibility of the hotel owner, and we believe that the terms of our management contracts provide adequate basis for this position. Nonetheless, it is possible that some third-party hotel owners may challenge this position. With respect to the hotels leased by us, we also believe that the expenses associated with year 2000 compliance with respect to our leased hotels are the responsibility of the hotel owner. To the extent that such expense is not considered a capital expenditure, however, it may be deemed to be our responsibility. Further, we will be responsible for funding the year 2000 compliance expenses for corporate operations. These expenses, which will cover both updating and replacing system components, will be funded through operating cash flow. The costs incurred to date have not been material. We have provided for approximately $2.7 million in capital expenditures in our 1999 management and information systems capital budget, approximately $2.4 million of which is expected to be spent addressing our year 2000 issues.

Our time and cost estimates for year 2000 compliance are based on currently available information. These estimates could be affected by unforeseen developments including the availability and cost of trained personnel, the ability to locate and correct problems in all relevant systems, and the year 2000 compliance efforts of our third-party vendors. We believe the most likely "worst-case" scenario is that our third-party vendors may not be year 2000 compliant, which could potentially cause disruptions in operations at hotels which use the services of such third-party vendors. In addition, operations at our hotels outside the United States may be adversely affected by failures of businesses in those countries to take adequate steps to address the year 2000 problem. While such failures could affect critical operations at our hotels in a significant manner, we cannot at present estimate either the likelihood or the potential cost of such failures. The contingency plans for continuing operations referenced in Step 4 described above are being developed to address these failures, using existing disaster contingency plans in place at our hotels. In addition, while we believe the indemnification provisions in our management contracts and leases provide adequate protection from liability that may arise from a failure to be year 2000 compliant, such failure could result in lower hotel revenues (and, as a result, lower management fee revenues) because of general adverse economic conditions and lower profits caused by expenses incurred with contingency plans.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers. The Board will in general be classified into three classes, with the initial members to serve for the periods identified below.


NAME                                     AGE                       POSITION
----                                     ---                       --------
Thomas F. Hewitt                         55     Chief Executive Officer and Chairman of the
                                                Board of Directors (term on Board of Directors
                                                expiring 2002)
J. William Richardson                    51     Chief Financial Officer and Executive Vice
                                                President, Finance and Administration
Kevin P. Kilkeary                        47     President and Chief Operating Officer
Henry L. Ciaffone                        58     Executive Vice President, International
                                                Operations and Development
Charles R. Tomb                          44     Senior Vice President, Development
Timothy Q. Hudak                         36     Senior Vice President, General Counsel
William W. Evans III                     46     Director (term expiring 2000)
-------------------------------------    --     Director (term expiring 2001)
-------------------------------------    --     Director (term expiring 2001)
-------------------------------------    --     Director (term expiring 2000)


THOMAS F. HEWITT became our Chief Executive Officer and the Chairman of our Board of Directors in March 1999. Mr. Hewitt previously was President and Chief Operating Officer of Carnival Resorts & Casinos, where he headed all hotel and resort operations. At Carnival Resorts & Casinos, Mr. Hewitt was responsible for over 80 hotels and 17,000 employees in the United States, South America, the Caribbean and Mexico. Mr. Hewitt joined Carnival Resorts & Casinos in 1985 (when it was known as The Continental Companies) after a career spanning more than 20 years with Sheraton Corporation, most recently as the President of its North American division from 1983 to 1985.


J. WILLIAM RICHARDSON was Old Interstate's Chief Financial Officer and Executive Vice President of Finance and Administration from 1994 until its merger with Patriot, and has served in the same capacities for us since the merger. Mr. Richardson previously served as Controller and Treasurer of Old Interstate since 1988. Previously, Mr. Richardson was Vice President and a partner in an Atlanta based hotel management and development company and worked with Marriott Corporation prior thereto. His experience in the hospitality industry spans over a period of approximately 28 years. He served as our acting President and Chief Executive Officer from January to March of 1999.



KEVIN P. KILKEARY became our President and Chief Operating Officer in April 1999. Mr. Kilkeary previously served as our Executive Vice President, and as our Senior Vice President and President and Chief Operating Officer, Crossroads Hospitality. Mr. Kilkeary joined Old Interstate in 1972 and held a variety of positions in hotels and at the corporate office, including executive positions as General Manager, Regional Vice President of Operations, Vice President of Sales and Marketing and Vice President of Staff Operations.



HENRY L. CIAFFONE is our Executive Vice President, International Operations and Development, a position he has held since January 1999. Mr. Ciaffone, who joined Old Interstate in 1989, previously served as our Senior Vice President and Treasurer. Prior to joining Old Interstate, Mr. Ciaffone held positions in hotel finance and real estate development at Koala Inns of America, Sheraton Corporation and the Howard Johnson Company.

CHARLES R. TOMB is our Senior Vice President of Development. He joined Old Interstate in 1992, and most recently, he oversaw Old Interstate's development activities in the Western Region as Vice President of Development. Mr. Tomb has approximately 20 years of experience in the hotel industry, including prior positions with Holiday Inns Worldwide, Americana Hotels & Resorts and Hyatt Hotels.



TIMOTHY Q. HUDAK joined Old Interstate in 1992 as Assistant General Counsel and now serves as our Senior Vice President and General Counsel. Prior to joining Old Interstate, Mr. Hudak held the position of Associate General Counsel for Cyclops Industries, Inc. and, prior to that, practiced law at the firm of Tucker Arensberg.


WILLIAM W. EVANS III joined our Board of Directors in January 1999. Mr. Evans serves as President and Chief Operating Officer and a member of the Board of Directors of Patriot and as an Executive Vice President of Wyndham. Prior to joining Patriot in March 1997, Mr. Evans was a Managing Director in PaineWebber's Real Estate Group with responsibility primarily for the origination and structuring of principal transactions. He joined PaineWebber as a result of the firm's acquisition of Kidder, Peabody & Co. in December 1994. Prior to joining Kidder, Peabody in 1992, Mr. Evans was a First Vice President and head of the Real Estate Financing Division of Swiss Bank Corporation, where he was responsible for all U.S. real estate activities.

DIRECTOR COMPENSATION

Directors who are not employees of Interstate Management are paid an annual retainer fee of $15,000 in quarterly installments of $3,750. In addition, each such director will be paid $1,000 for attendance at each meeting of our Board of Directors and $750 for attendance at each meeting of a committee of our Board of Directors of which such director is a member held on a date other than a date on which a full Board of Directors meeting is held. The annual retainer fee and meeting fees will be paid in cash, but the directors will be entitled to elect in advance to receive all or part of the fees in the form of Interstate Management shares. Directors who are employees of ours will not receive any fees for their service on the Board of Directors or a committee thereof. In addition, we will reimburse directors for their out-of-pocket expenses incurred in connection with their service on the Board of Directors.

EXECUTIVE COMPENSATION


Interstate Management was incorporated in May 1998. The following table sets forth information regarding (i) the compensation paid or accrued in 1998 by Old Interstate and Interstate Management, as well as
(ii) the expected compensation to be paid in 1999 by Interstate Management, to Old Interstate's (and Interstate Management's) former Chief Executive Officer, Interstate Management's new Chief Executive Officer and each of the four other most highly compensated executive officers of Old Interstate and Interstate Management who are expected to be executive officers of Interstate Management during 1999 and who earned at least $100,000 in total salary and bonus from Old Interstate and Interstate Management in 1998. The executive officers listed in the table below (other than Mr. Parrington, who resigned effective December 31, 1998) are sometimes referred to elsewhere in this Information Statement/Prospectus as the "Named Executive Officers."


                           SUMMARY COMPENSATION TABLE


                                                                                                    EXPECTED 1999
                                 1998 COMPENSATION    LONG-TERM COMPENSATION                       COMPENSATION(1)
                                -------------------   -----------------------                    -------------------
                                                       SECURITIES
                                                       UNDERLYING      LTIP     ALL OTHER 1998
NAME AND PRINCIPAL POSITION      SALARY     BONUS       OPTIONS      PAYOUTS     COMPENSATION     SALARY     BONUS
---------------------------     --------   --------   ------------   --------   --------------   --------   --------
Thomas F. Hewitt(2)...........        --         --                                       --      400,000    800,000
Chief Executive Officer and
  Chairman of the Board
W. Thomas Parrington, Jr. ....   380,173    565,000                                6,994,688(3)        --         --
Former President and Chief
  Executive Officer
J. William Richardson.........   265,123    397,684                                4,145,690(4)   265,000    530,000
Chief Financial Officer and
  Executive Vice President,
  Finance and Administration
Kevin P. Kilkeary.............   242,844    273,199                                2,346,519(5)   250,000    375,000
President and Chief Operating
  Officer
Henry L. Ciaffone.............   181,610    187,567                                2,016,934(6)   200,000    240,000
Executive Vice President,
  International Operations and
  Development
Charles R. Tomb...............   160,284     75,000                                1,113,663(7)   190,000    237,500
Senior Vice President,
  Development


-------------------------
(1) The amounts listed under "Expected 1999 Compensation" represent the expected salary and the maximum bonus possible.

(2) Mr. Hewitt became our Chief Executive Officer and the Chairman of our Board of Directors in March 1999.

(3) Consists of a change in control payment of $12,561, stock option proceeds of $3,800,000, special bonus of $430,000, loan forgiveness of $2,048,436, Executive Retirement Plan contribution of $49,400, and deferred compensation payment of $654,291.


(4) Consists of a change in control payment of $9,690, stock option proceeds of $1,921,875, special bonus of $300,000, loan forgiveness of $1,060,920, Executive Retirement Plan contribution of $34,466, and deferred compensation payment of $818,739.



(5) Consists of stock option proceeds of $1,070,125, loan forgiveness of $90,000, and a change in control payment of $1,186,394.



(6) Consists of stock option proceeds of $412,500, loan forgiveness of $170,000, and a change in control payment of $955,314 with a tax gross up of $479,120.


(7) Consists of stock option proceeds of $155,000, deal commission of $11,134, relocation expenses of $111,212, restricted stock of $79,844, a change in control payment of $747,713, and a car allowance of $8,760.

COMPENSATION PLANS AND ARRANGEMENTS

MANAGEMENT BONUS PLAN. We have established a Management Bonus Plan under which all key management employees who are directly involved in our growth and success (other than Messrs. Hewitt and

Richardson, whose bonuses are determined pursuant to their employment agreements) are eligible to receive bonuses based upon the achievement of specified targets and goals for Interstate Management and the individual employee. Awards under the Management Bonus Plan are made by the Compensation Committee of the Board of Directors and range from zero to specified levels depending on the position of the individual. Currently, approximately 80 employees are eligible for awards under the Management Bonus Plan, with approximately 40 of such employees eligible to receive up to 45% of their base salaries, approximately ten of such employees eligible to receive up to 55% of their base salaries, four of such employees eligible to receive up to 125% of their base salaries and one such employee eligible to receive up to 150% of his base salary.

EXECUTIVE RETIREMENT PLAN. Our employees holding job classifications of Vice President or above, including the Named Executive Officers, will be eligible to participate in our Executive Retirement Plan. The plan is intended to be a non-qualified and unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. Actual participation in the plan will be determined by the Board or a committee of the Board.

We plan to contribute 8.0% of each participant's base salary to the plan and we may make discretionary contributions of up to an additional 5.0% of each participant's base salary. These discretionary contributions will be based on our net increase in earnings per share in a given year. In addition, plan participants will be eligible to designate a portion (to be specified by the Board or the committee administering the plan) of their cash bonus to be contributed to the plan.

The funds contributed by Interstate Management or participants will be held in a grantor trust established by Interstate Management. Unless the Board or the committee administering the plan determines that the amounts contributed to the plan on behalf of a participant are payable earlier, in general, a participant in the plan will receive his plan benefits one year after his retirement or termination of employment. Plan benefits are paid out in a lump sum and are deductible by the Company and taxable to the plan participant as ordinary income upon receipt by the participant.

STOCK PURCHASE PLAN. We plan to establish a Stock Purchase Plan. Under the Stock Purchase Plan, each full-time employee who has completed 12 consecutive months of employment with Interstate Management or a predecessor, excluding any employee whose customary employment is not for more than 20 hours per week or more than five months per calendar year, is eligible to participate. A participating employee may elect to authorize us to withhold a maximum of 8.0% of such employee's salary. The withheld amount will be held in the participating employee's account and used to purchase Interstate Management shares on a semi-annual basis at a price equal to a designated percentage, established semi-annually by the Board or the administrator of the plan, from 85% to 100% of the average closing sale price for Interstate Management shares as reported by the New York Stock Exchange on the date the shares are purchased. Such sale price may not be less than the lesser of (i) 85% of the fair market value of such shares on the date of the regular offering of the right to participate in such plan and (ii) 85% of the fair market value of such shares on the date the shares are purchased. The fair market value of the shares available for purchase by a participating employee (determined as of the offering date) generally may not exceed $25,000 per calendar year.

Employees may generally resell Interstate Management shares acquired under the Stock Purchase Plan without restrictions. Any "affiliate" who acquires Interstate Management shares under the Stock Purchase Plan, however, may resell only upon compliance with Rule 144 under the Securities Act, except that the one-year holding period requirement of Rule 144 will not apply. For this purpose, the term "affiliate" includes any participating employee who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Interstate Management.

We expect to reserve 400,000 authorized but unissued Interstate Management shares for purchase under the Stock Purchase Plan. The Stock Purchase Plan will remain in effect until terminated at any time by the

Board, except that such termination will be subject to employees' rights to purchase shares in any outstanding semi-annual offering period.

The Stock Purchase Plan may be amended from time to time by the Board. No amendment will increase the aggregate number of Interstate Management shares that may be issued and sold under the Stock Purchase Plan (except for authorizations pursuant to the antidilution provisions of the Stock Purchase
Plan) without further approval by our shareholders. Furthermore, no amendment that would cause the Stock Purchase Plan to fail to meet the requirements of
Section 423 of the Code will be adopted without shareholder approval.

EQUITY INCENTIVE PLAN. Our Equity Incentive Plan is designed to attract and retain qualified officers and other key employees. The Equity Incentive Plan authorizes the grant of:

- options to purchase Interstate Management shares;

- restricted shares;

- unrestricted shares; and

- deferred shares.

The Board or a committee of the Board will administer the Equity Incentive Plan and determine to whom grants will be made and the terms and conditions thereof.

The number of Interstate Management shares that may be issued or transferred and covered by outstanding awards granted under the Equity Incentive Plan shall at all times equal 20% of the outstanding Interstate Management shares, which may be shares of original issuance or treasury shares or a combination of both. Officers, including officers who are members of the Board, and our key employees and consultants and those of our subsidiaries may be selected to receive benefits under the Equity Incentive Plan. As of the date of the spin-off,
options to purchase      Interstate Management shares will have been granted to
Interstate Management employees and      shares will be available for additional
awards under the Equity Incentive Plan.


The Board or the committee administering the plan may grant stock options that entitle the optionee to purchase Interstate Management shares at a price equal to or greater or less than market value on the date of grant. The exercisability of such stock options may be conditioned on the achievement of specified performance objectives. Subject to adjustment as provided in the Equity Incentive Plan, no participant shall be granted stock options, in the aggregate,
for more than                shares during any calendar year.


An award of restricted shares involves the immediate transfer by us to a participant of ownership of a specific number of Interstate Management shares in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant, as the Board or the committee administering the plan may determine. Restricted shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code, for a period to be determined by the Board or the committee administering the plan. The Board or the committee administering the plan could provide, for example, that the restricted shares would be forfeited if the participant failed to serve as an officer or other salaried employee of Interstate Management for a specified number of years. The Board or the committee administering the plan may provide for a shorter period during which the forfeiture provisions are to apply in the event of a change in control of Interstate Management or other similar transaction or event.

Like restricted shares, an award of unrestricted shares:

- involves the immediate transfer by us to a participant of ownership of a specific number of Interstate Management shares in consideration of the performance of services;

- entitles the participant immediately to voting, dividend and other ownership rights in the shares; and

- may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant.


Unlike restricted shares, however, unrestricted shares are not subject to forfeiture.


An award of deferred shares constitutes an agreement by us to deliver Interstate Management shares to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during a deferral period as the Board or the committee administering the plan may specify. During the deferral period, the participant has no right to transfer any rights covered by the award and no right to vote the shares covered by the award. On or after the date of any grant of deferred shares, the Board or the committee administering the plan may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional Interstate Management shares. Grants of deferred shares may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant. Deferred shares must be subject to a deferral period, as determined on the date of grant by the Board or the committee administering the plan. The Board or the committee administering the plan, however, may provide for a shorter deferral period in the event of a change in control of Interstate Management or other similar transaction or event.

With limited exceptions, no stock option or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act is transferable by a participant except by will or the laws of descent and distribution. Stock options generally may not be exercised during a participant's lifetime except by the participant or, in the event of the participant's incapacity, by the participant's guardian or legal representative acting in a fiduciary capacity on behalf of the participant under state law and court supervision. Notwithstanding the foregoing, the Board or the committee administering the plan, in its sole discretion, may provide for the transferability of the particular awards under the Equity Incentive Plan so long as such provisions will not disqualify the exemption for other awards under Rule 16b-3 under the Exchange Act if such rule is then applicable to awards under the plan.

The maximum number of shares that may be issued or transferred under the Equity Incentive Plan, the number of shares covered by outstanding stock options, and the option prices or base prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants and similar transactions or events. In the event of any such transaction or event, the Board or the committee administering the plan may provide in substitution for any or all outstanding awards under the Equity Incentive Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances, and may require the surrender of all awards so replaced. The Board or the committee administering the plan may also, in order to reflect any such transaction or event, make or provide for adjustments in the number of shares that may be issued or transferred and covered by outstanding awards granted under the Equity Incentive Plan and the number of shares permitted to be covered by stock options granted to any one participant during any calendar year.

The Equity Incentive Plan may be amended from time to time by the Board or the committee administering the plan. Without further approval by shareholders, however, no such amendment may (i) increase the aggregate number of Interstate Management shares that may be issued or transferred and covered by outstanding awards or increase the number of shares which may be granted to any participant in any calendar year or (ii) otherwise cause Rule 16b-3 under the Exchange Act to cease to be applicable to the Equity Incentive Plan.

To the extent that a participant in any of our plans recognizes ordinary income by virtue of his participation in such plan, we or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, any applicable reporting obligations are satisfied and the income:

- meets the test of reasonableness;

- is an ordinary and necessary business expense;

- is not an "excess parachute payment" within the meaning of Section 280G of the Code; and


- is not disallowed by the $1.0 million limitation on compensation paid to each of our Chief Executive Officer and our four other most highly compensated executive officers during any fiscal year.


EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS

We have entered into an employment agreement with Mr. Hewitt pursuant to which:

- He shall serve as Chief Executive Officer and Chairman of the Board of Interstate Management.

- He shall be employed for a term beginning March 1, 1999 and ending February 28, 2003 subject to, on the second anniversary of the date of his employment and every even-numbered anniversary thereafter, automatic two year extensions, unless either party gives 90 days prior written notice otherwise.

- With respect to termination of Mr. Hewitt's employment, he shall be entitled to receive:

     - his minimum bonus, if he is terminated for cause or resigns without good reason;

     - his minimum bonus, an amount equal to twice his base pay and minimum bonus, continuation for 24 months of his employee benefits, and acceleration of his restricted stock grant, if his employment is terminated for any reason other than cause or disability; and

     - his minimum bonus for the year of termination of his employment, his base pay and minimum bonus for a period of 12 months following the termination of his employment, and acceleration of his restricted stock grant, if his employment is terminated as a result of his death or disability.

- In the event of a change in control of Interstate Management, Mr. Hewitt shall be entitled to:

     - a $2 million cash payment, acceleration of his restricted stock grant, and benefits continuation, in the event that his employment is terminated without cause or he resigns for good reason within 36 months of the change in control;

     - a $2 million cash payment, acceleration of his restricted stock grant, and benefits continuation, in the event that he terminates his employment for any reason within the first 24 months immediately following the change in control; and

     - a gross-up of his compensation under this section if he incurs the tax on "excess parachute payments" under the Code.

- Mr. Hewitt has agreed to non-compete and non-solicitation provisions.

- Mr. Hewitt is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate Management.

- Mr. Hewitt is entitled to have his legal fees and related expenses paid by us in connection with interpretation, enforcement or defense of his rights under the employment agreement.

We have also entered into employment agreements with Mr. Ciaffone and Mr. Tomb.

Pursuant to the terms of Mr. Ciaffone's employment agreement:

- In the event of the termination of Mr. Ciaffone's employment for any reason other than cause or disability, he shall be entitled to (i) the greater of either his salary and bonus for the immediately preceding six months or his salary and bonus for the remainder of the term of the agreement, and (ii) the continuation of health and other welfare benefits for six months following termination of employment.

- Mr. Ciaffone has agreed to non-compete and non-solicitation provisions.

- Mr. Ciaffone is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate Management.

- Mr. Ciaffone is entitled to have his legal fees and related expenses paid by us in connection with enforcing or defending his rights under the employment agreement.

Pursuant to the terms of Mr. Tomb's employment agreement:


- As a result of the change in control triggered by the merger of Old Interstate into Patriot, Mr. Tomb has received 50% of the severance compensation he was entitled to receive under his severance agreement with Old Interstate in place at the time of the merger.


- Mr. Tomb has received a loan in an amount equal to the remaining 50% of such severance compensation, which amortizes over a 30-month period.

- At any time prior to the date that is 30 days following the effective date of the spin-off, Mr. Tomb may elect to terminate his employment with or without cause, and the entire severance loan will be forgiven.

- After such date, if Mr. Tomb terminates his employment for reasons other than a change in control or a material change in his job responsibilities, he is required to repay the unamortized portion of the severance loan.

- In the event we terminate Mr. Tomb without cause or either Mr. Tomb or we terminate his employment as the result of a change in control or a material change in his job responsibilities during the initial three year term of his employment, he is entitled both to forgiveness of the severance loan and continuation of health and other welfare benefits for the greater of 18 months or the remainder of the term of the agreement.

- If we terminate Mr. Tomb without cause or he terminates his employment as a result of a change in control or a material change in his job responsibilities after the expiration of the initial three year term of his employment, he is entitled to an amount equal to his salary and bonus for up to a maximum of six months.

- Mr. Tomb has agreed to non-compete and non-solicitation provisions.

- Mr. Tomb is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate Management.

- Mr. Tomb is entitled to have his legal fees and related expenses paid by us in connection with interpretation, enforcement or defense of his rights under the employment agreement.

We are currently negotiating the terms of employment agreements with the other Named Executive Officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EXECUTIVE LOANS


In 1996, Interstate Management's predecessor loaned $2.0 million and $1.0 million to Messrs. Parrington and Richardson, respectively. The remaining unpaid balances of these loans, along with additional loans of $134,062 and $96,000, respectively, were forgiven as of June 2, 1998 in connection with Old Interstate's merger into Patriot and in accordance with the change of control provisions of their respective severance agreements with Old Interstate. Interstate Management also loaned an additional $100,000 and $357,317 to Messrs. Parrington and Richardson, respectively, as advances against their 1998 bonuses.



On June 2, 1998, in connection with Old Interstate's merger into Patriot and in accordance with the change of control provisions of their respective severance agreements with Old Interstate, Interstate Management forgave loans in the amount of $90,000 and $170,000 to Messrs. Kilkeary and Ciaffone, respectively. Interstate Management loaned Mr. Ciaffone an additional $232,200, which was repaid in full on October 29, 1998.


Interstate Management has also loaned $238,000 to Mr. Tomb to cover expenses incurred in his relocation to Pittsburgh, as well as $29,774 as an advance against his 1998 bonus.

VOTING AGREEMENT

GENERAL. Upon consummation of the spin-off, three directors and/or executive officers of Patriot/ Wyndham and entities with which the directors and/or officers are affiliated will enter into a Voting Agreement with Interstate Management. Such directors, officers, and affiliated entities shall be referred to in the section as the "Shareholders."

VOTING PROVISIONS. The Voting Agreement will apply to all shareholder votes taken at any time when the Shareholders, together with Patriot/Wyndham and other identified directors and executive officers of Patriot/Wyndham (collectively referred to in this section as the "Affiliated Shareholders"), own greater than 9.9% of the outstanding Interstate Management shares. The Voting Agreement will provide that, in such circumstances, the Shareholders will vote their Interstate Management shares in proportion with the results of voting on the particular matter by all Interstate Management shareholders other than the Shareholders and the Affiliated Shareholders. This proportional voting will have the effect of nullifying the impact of voting by the Shareholders on the particular matter and reducing the impact of voting by the Affiliated Shareholders on such matter.

DIVESTITURE PROVISIONS. The Voting Agreement will also provide that the Shareholders will use reasonable efforts to sell or otherwise dispose of a number of Interstate Management shares such that the Shareholders and the Affiliated Shareholders will collectively own 9.9% or less of the outstanding Interstate Management shares by the first anniversary of the spin-off. Based on
their holdings of Patriot securities on        , 1999, we estimate that the
Shareholders and the Affiliated Shareholders will collectively own
Interstate Management shares, or   % of the outstanding Interstate Management
shares, upon consummation of the spin-off. The Shareholders will thus be
obligated under the Voting Agreement to sell an aggregate of        Interstate
Management shares, or      % of the outstanding Interstate Management shares, by
the first anniversary of the spin-off. Thereafter, the Shareholders' selling obligations will become effective again at any time within five years after the spin-off that the Shareholders are informed by Interstate Management that the Shareholders and the Affiliated Shareholders collectively own greater than 9.9% of the outstanding Interstate Management shares.

INTERSTATE MANAGEMENT CALL RIGHT. In the event that the Shareholders fail to comply with their obligations to sell Interstate Management shares as described above within five years after the spin-off, Interstate Management will have a call right to purchase from the Shareholders for fair market value the number of Interstate Management shares the Shareholders were obligated to sell. Marriott will have the right to compel Interstate Management to exercise its call right if Interstate Management fails to do so.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth the number of Interstate Management shares that will be beneficially owned immediately following the spin-off and the related transactions by each person or "group" known to us to be the beneficial owner of more than 5% of Interstate Management shares, each of our directors and Named Executive Officers, and all of our directors and executive officers as a group. Unless indicated otherwise, the address for each of the persons named in the table is c/o Interstate Hotels Management, Inc., 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date.


                                                              NUMBER OF      PERCENTAGE OF
NAME                                                         SHARES OWNED    SHARES OWNED
----                                                         ------------    -------------
Thomas F. Hewitt...........................................      [  ]            [  ]%
J. William Richardson......................................       879(1)            *%
Kevin P. Kilkeary..........................................       255               *%
Henry L. Ciaffone..........................................         0               0%
Charles R. Tomb............................................       189                %
William W. Evans III.......................................
Director...................................................                          %
Director...................................................                          %
Director...................................................                          %
All directors and executive officers as a group (
  persons).................................................                          %

-------------------------

* Less than 1%

(1) Includes   shares held by Mr. Richardson's daughter.

                          DESCRIPTION OF CAPITAL STOCK

We have summarized below the material provisions of our Articles of Incorporation and Bylaws as they are contemplated to be in effect at the time of the spin-off. Our summary may not contain all of the information that is important to you. See "Where You Can Find More Information" for information about how to obtain a copy of the documents we refer to in this section.

CAPITAL STOCK

Under the Articles of Incorporation, we are authorized to issue up to million shares of stock, consisting of:

        -         million shares of Class A common stock;

        -         million shares of Class B common stock;

        -         million shares of Class C common stock; and

        -         million shares of preferred stock.

COMMON STOCK. Each holder of Class A shares, Class B shares and Class C shares shall be entitled to one vote for each share held by such holder and no shareholders shall have cumulative voting rights. The three classes shall vote separately for the election of Interstate Management's Board of Directors as explained in detail under "Additional Corporate Governance and Takeover-related Matters -- Board of Directors."

If Marriott and its affiliates own in the aggregate at least two percent of our outstanding stock, then we are prohibited from entering into various transactions with any of Patriot/Wyndham or its affiliates unless the holders of the Class B shares (Marriott) give their approval. If Patriot/Wyndham and its affiliates own in the aggregate at least two percent of our outstanding stock, then we are prohibited from entering into various transactions with any of Marriott or its affiliates unless the holders of the Class C shares (Wyndham) give their approval. Except as required by law, the holders of common stock shall vote together as a single class on all other matters submitted to stockholders for a vote. In all respects other than those mentioned above, each class of common stock shall be identical and shall entitle its holders to identical rights and privileges. We will be distributing Class A shares in the spin-off. The Class B shares will be held by Marriott and the Class C shares will be controlled by Wyndham.


Holders of shares of common stock have no preemptive, subscription or redemption rights, and no liability exists for further calls or assessments. Holders of Class B and Class C shares may, at their discretion, convert their respective shares into Class A shares. The Class B shares and Class C shares will automatically convert into Class A shares upon the occurrence of events specified in the bylaws, including the transfer of Class B or Class C shares from Marriott or Wyndham, as the case may be, to an unaffiliated entity.

Holders of shares of common stock are entitled to receive such dividends as may be declared by our Board out of funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of Interstate Management, holders of shares of common stock share ratably in those assets of Interstate Management available for distribution to stockholders generally, subject to the preferential rights of any then outstanding shares of preferred stock. No shares of preferred stock are currently outstanding.

PREFERRED STOCK. The preferred shares may be issued in one or more series, with such rights and qualifications as our Board may determine before such shares are issued. Our Board could, without the approval of stockholders, issue preferred shares having voting or conversion rights that could adversely affect the voting power of the holders of common stock. In addition, the issuance of preferred shares could be used to render more difficult or discourage a hostile takeover of Interstate Management.

STOCK EXCHANGE LISTING

We intend to apply to list our common stock for trading on the New York Stock Exchange.

There is currently no trading market for our shares. The price at which our shares will trade after the spin-off cannot be predicted. Until our shares are fully distributed and an orderly market develops, the prices at which trading in our shares occurs may fluctuate significantly. The price at which our stock trades will be determined by the marketplace and may be influenced by many factors, including:

     - the depth and liquidity of the market for our stock;

     - investor perception of Interstate Management and our business;

     - our dividend policy;

     - interest rates; and

     - general economic and market conditions.

SHARES AVAILABLE FOR RESALE


Interstate Management shares distributed to you in the spin-off may be traded freely and without restriction if you are not deemed to be an "affiliate" of Interstate Management under the rules of the SEC. Persons who may be deemed to be affiliates of Interstate Management after the spin-off include individuals or entities that control, are controlled by or are under common control with Interstate Management, and may include officers and directors of Interstate Management as well as principal stockholders of Interstate

Management. Persons who are affiliates of Interstate Management will be permitted to sell their Interstate Management shares only pursuant to an effective registration statement or an exemption from the registration requirements of the securities laws.

ADDITIONAL CORPORATE GOVERNANCE AND TAKEOVER-RELATED MATTERS

The Articles of Incorporation and Bylaws provide for the following:

ACTIONS OF STOCKHOLDERS. Subject to exceptions for holders of Class B shares and Class C shares, our Articles of Incorporation do not permit actions to be taken by written consent. Stockholder actions may only be taken at annual or special meetings of the stockholders called in accordance with our Articles of Incorporation and Bylaws. Special meetings of stockholders may only be called by:

     - the vote of a majority of directors then in office;

     - by the Chairman of the Board or, if none is elected, by the Chief Executive Officer or, if none, the President; and

     - by the Secretary of Interstate Management upon the written request of the holders of a majority of all shares entitled to vote at such meeting.

Only business that is specified in the notice of the annual or special meeting or properly brought before the meeting may be discussed at any meeting. The first annual meeting of our stockholders will be held in 2000, on a date and at a time designated by the Board.


BOARD OF DIRECTORS. Our business and affairs are managed under the direction of our Board, which shall consist of six members until the first annual meeting of stockholders, expected to be held in 2000. Of the six initial directors, the holders of Class A shares will be entitled to elect five directors and the holders of Class B shares (Marriott) will be entitled to elect one director. Should a voting deadlock occur at any time while the Board consists of six members, Mr. Hewitt shall recuse himself from voting on the deadlocked issue in order to break the deadlock. The Board of Directors shall have a nominating committee and a compensation committee, each of which shall initially be
composed of Messrs. Evans,        , and        .



At the first annual meeting of stockholders, the holders of Class C shares (Wyndham) shall be entitled to elect one director to the Board. If at the time of this election Patriot is no longer a REIT, the size of the Board shall be fixed at seven, and the number of directors which the holders of Class A shares are entitled to elect shall remain at five. If at the time of this election Patriot is still a REIT, the size of the Board shall be fixed at eleven, and the number of directors which the holders of Class A shares are entitled to elect shall be increased to nine. On March 1, 1999, Patriot/Wyndham publicly announced that, in connection with a proposed equity investment in Wyndham (the consummation of which is subject to numerous conditions), it plans to merge Patriot into a subsidiary of Wyndham and, in so doing, relinquish its REIT status. After September 30, 2003, or prior to such date upon the occurrence of events specified in our Articles of Incorporation, the size of the Board may be fixed by a resolution adopted by the Board.


Class A directors are elected by the holders of the outstanding Class A shares. Class A directors are classified into three classes, as nearly equal in number as possible, designated Class A-I, Class A-II and Class A-III. The term of the director(s) first appointed to Class A-I will expire at the annual meeting of stockholders to be held in 2000. The term of the director(s) first appointed to Class A-II will expire at the annual meeting of stockholders to be held in 2001. The term of the director(s) first appointed to Class A-III will expire at the annual meeting of stockholders to be held in 2002. Class A directors are elected for three-year terms by a plurality of votes cast by holders of Class A shares at each annual meeting.

The Class B director will be elected by the holders of Class B shares (Marriott) within ten days after the initial issuance of Class B shares. The term for the initial Class B director will expire at the annual meeting of stockholders to be held in 2002. Thereafter, the Class B director will serve one-year terms expiring at each subsequent annual meeting of stockholders. Class B directors are elected by a plurality of all votes cast by holders of Class B shares at such annual meeting or by unanimous written consent. Upon the occurrence of events specified in the bylaws, the Class B shares will automatically convert into Class A shares. In connection with this conversion:

     - the Class B director then in office will be removed;

     - the number of Class A directors will automatically be increased by one;
       and

     - the resulting vacancy will be filled by either the remaining directors or the holders of Class A shares.

The Class C director will be elected by the holders of Class C shares (Wyndham) as provided above. The term for the initial Class C director will expire at the annual meeting of stockholders to be held in 2002. Thereafter, the Class C director will serve one-year terms expiring at each subsequent annual meeting of stockholders. Class C directors are elected by a plurality of all votes cast by holders of Class C shares at such annual meeting or by unanimous written consent. Upon the occurrence of events specified in the bylaws, the Class C shares will automatically convert into Class A shares. In connection with this conversion:

     - the Class C director then in office will be removed;

     - the number of Class A directors will automatically be increased by one;
       and

     - the resulting vacancy will be filled by either the remaining directors or the holders of Class A shares.


The Bylaws provide that directors may only be nominated by the Board or by any stockholder who has delivered notice of his or her nominees not less than 75 days nor more than 120 days prior to any annual meeting. The stockholder's notice must contain specific information concerning the stockholder and the stockholder's nominees, including:


        -  their names and addresses;

        - proof that the stockholder is a stockholder of record and plans to appear in person at the annual meeting;

        - the class and number of shares of Interstate Management stock owned by such stockholder and the stockholder's nominees;

        - any agreements between the relevant parties pursuant to which the nomination is to be made; and

        - the signed consent of each nominee to serve as a director of Interstate Management, if elected.

The presiding officer of the annual meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements or the requirements of the securities laws.


Any vacancy that occurs on the Board will be filled by first giving effect to the respective rights of holders of Class B shares and Class C shares to replace Class B directors and Class C directors. Otherwise, a majority of the votes cast by the holders of Class A shares may fill vacancies due to removal for cause, and the majority vote of the remaining directors may generally fill vacancies which occur for any reason other than an increase in the number of directors.


Any director may be removed from office for cause by the affirmative vote of the holders of at least 75% of the shares then entitled to vote at a meeting of stockholders called for that purpose. Additionally, any Class B director or Class C director may be removed from office with or without cause by the affirmative vote of a majority of the holders of Class B shares or the holders of Class C shares, respectively, at a meeting of such stockholders called for the purpose. Class B and Class C directors may also be removed by unanimous written consent of their respective class of stockholders.

INDEMNIFICATION OF OFFICERS AND DIRECTORS. We have agreed to indemnify our officers and directors to the maximum extent authorized or permitted under applicable law. Maryland's corporation law generally permits the liability of directors and officers to a corporation for monetary damages to be limited, unless it is proven that:

     - the director or officer actually received an improper personal benefit in money, property or services;

     - the director or officer acted in bad faith; or

     - the director's or officer's act or omission was the result of active and deliberate dishonesty.

In addition, it must be proven that the director's or officer's act or omission was material to the matter giving rise to the proceeding. In the case of a suit by or in the right of Interstate Management, however, a director or officer may not be indemnified in respect of any proceeding in which he shall have been adjudged liable to Interstate Management unless a court of appropriate jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. Any amendment or repeal of our Articles of Incorporation may not adversely affect the rights of any person entitled to indemnification for any event occurring prior to such amendment or repeal.

AMENDMENT OF THE BYLAWS. Except as provided by law, the Board has the exclusive power to alter or repeal the Bylaws by the affirmative vote of a majority of the directors then in office. In limited circumstances, a bylaw may only be amended by (i) the affirmative vote of a majority of the directors than in office and each of the Class B and Class C directors or (ii) by the holders of a majority of the outstanding shares entitled to vote on the matter.

SHAREHOLDER RIGHTS PLAN

We intend to adopt a shareholder rights plan. In connection with the adoption of the rights plan, we will declare a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding Interstate Management share to stockholders of record as of a specified date. Each Right will entitle its holder to purchase from Interstate Management a unit consisting of a specified number of shares of Preferred Stock of Interstate Management at a specified cash exercise price per unit, subject to adjustment.

Initially, the Rights will not be exercisable and will attach to and trade with all Interstate Management shares outstanding as of, or issued subsequent to, the record date. The Rights will separate from Interstate Management shares and will become exercisable upon the earlier of:

- the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding Interstate Management shares (an "Acquiring Person"); or

- the close of business on the tenth business day following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 10% or more of the outstanding Interstate Management shares.

Grandfathered persons are defined in the rights agreement as stockholders of Interstate Management who beneficially own 10% or more of outstanding Interstate Management shares as of a specified date. Rights generally will be distributed to a grandfathered person only if such stockholder acquires or proposes to acquire additional Interstate Management shares. In addition, a grandfathered person generally will become an Acquiring Person only if such person acquires additional Interstate Management shares.

The shareholder rights agreement will effectively prevent any person or group from acquiring more than 10% of our shares without our Board's approval.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 in connection with the spin-off. As permitted by SEC rules, this Information Statement/Prospectus does not contain all of the information contained in the registration statement or in the exhibits to the registration statement. For further information you may read and copy documents at the public reference room of the SEC at 450 5th Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, Suite 1400 and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC charges a fee for copies. Copies of this material should also be available through the Internet at the SEC EDGAR Archive, the address of which is http://www.sec.gov. In addition, our filings may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Following the spin-off, we will be required to file annual, quarterly and other reports with the SEC. We will also be subject to the proxy rules and, accordingly, will furnish audited financial statements to you in connection with our annual meetings of stockholders.

No person is authorized by Patriot or Interstate Management to give any information or to make any representations other than those contained in this Information Statement/Prospectus, and, if given or made, you should not rely upon such information.

                       INTERSTATE HOTELS MANAGEMENT, INC.
                    INDEX TO COMBINED FINANCIAL INFORMATION


                                                                   PAGE
                                                                -----------
Report of Independent Accountants...........................            F-2
Combined Balance Sheets as of December 31, 1997 and 1998....            F-3
Combined Statements of Operations and Owners' Equity for the
  years ended December 31, 1996 and 1997 and for the period
  from January 1, 1998 to June 1, 1998 and for the period
  from June 2, 1998 to December 31, 1998....................            F-4
Combined Statements of Cash Flows for the years ended
  December 31, 1996 and 1997 and for the period from January
  1, 1998 to June 1, 1998 and for the period from June 2,
  1998 to December 31, 1998.................................            F-5
Notes to Combined Financial Statements......................     F-6 - F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Patriot American Hospitality,
Inc.:

We have audited the accompanying combined balance sheets of Interstate Hotels Management, Inc. (Interstate Management), comprised of businesses of Interstate Hotels Company, which was acquired by Patriot American Hospitality, Inc., as described in Note 1 of the combined financial statements, as of December 31, 1998 and 1997, and the related combined statements of operations and owners' equity and cash flows for the period from January 1, 1998 to June 1, 1998 and for the period from June 2, 1998 to December 31, 1998 and for each of the two years in the period ended December 31, 1997. These combined financial statements are the responsibility of Interstate Management's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, Interstate Management was not a separate legal entity during the periods presented. The accompanying combined financial statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the combined financial statements of Interstate Hotels Company or its affiliates.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Interstate Management as of December 31, 1998 and 1997, and the combined results of its operations, owners' equity and cash flows for the period from January 1, 1998 to June 1, 1998 and for the period from June 2, 1998 to December 31, 1998 and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 3, Interstate Management adopted the provisions of Emerging Issues Task Force Issue 97-14 effective September 30, 1998.

                                          /s/ PricewaterhouseCoopers LLP

600 Grant Street
Pittsburgh, Pennsylvania

March 5, 1999, except for the last two paragraphs of Note 8,


as to which the date is March 31, 1999, and


Note 18, as to which the date is April 23, 1999.

                       INTERSTATE HOTELS MANAGEMENT, INC.
                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                PREDECESSOR    SUCCESSOR
                                                                 --------      --------
                                                                      DECEMBER 31,
                                                                ------------------------
                                                                   1997          1998
                                                                -----------    ---------
Current assets:
  Cash and cash equivalents.................................     $  2,432      $  1,652
  Accounts receivable, net..................................       15,707        16,816
  Deferred income taxes.....................................        1,151           615
  Net investment in direct financing leases.................          751           827
  Prepaid expenses and other assets.........................        3,613           741
  Related party receivables -- management contracts.........        1,761         1,085
                                                                 --------      --------
       Total current assets.................................       25,415        21,736
Restricted cash.............................................        2,324         2,201
Marketable securities.......................................           --         2,609
Property and equipment, net.................................        3,639         4,076
Officers and employees notes receivable.....................       12,157         2,803
Affiliate receivables.......................................        5,113         3,381
Net investment in direct financing leases...................        1,524         1,680
Investment in hotel real estate.............................       17,042        22,150
Deferred income taxes.......................................          660            --
Intangible and other assets.................................       50,311       100,521
                                                                 --------      --------
       Total assets.........................................     $118,185      $161,157
                                                                 ========      ========

Current liabilities:
  Accounts payable -- trade.................................        3,478         2,413
  Accounts payable -- health trust..........................        1,382         1,785
  Accounts payable -- related parties.......................       10,260        18,597
  Accrued payroll and related benefits......................        9,586         6,120
  Accrued rent..............................................        5,875         5,043
  Accrued merger costs......................................           --         9,344
  Other accrued liabilities.................................        6,501         9,236
  Current portion of long-term debt.........................          180            --
                                                                 --------      --------
       Total current liabilities............................       37,262        52,538
Long-term debt..............................................          190            --
Deferred income taxes.......................................           --        11,053
Deferred compensation.......................................           --         2,609
                                                                 --------      --------
       Total liabilities....................................       37,452        66,200
Minority interest...........................................            3         2,350
Commitments and contingencies...............................           --            --
Owners' equity..............................................       80,730        92,607
                                                                 --------      --------
       Total liabilities and owners' equity.................     $118,185      $161,157
                                                                 ========      ========

     The accompanying notes are an integral part of the combined financial statements.

                       INTERSTATE HOTELS MANAGEMENT, INC.
              COMBINED STATEMENTS OF OPERATIONS AND OWNERS' EQUITY
                                 (IN THOUSANDS)

                                               PREDECESSOR                        SUCCESSOR
                                -----------------------------------------     -----------------
                                                                       PERIOD FROM
                                 YEAR ENDED DECEMBER      -------------------------------------
                                         31,              JANUARY 1, 1998       JUNE 2, 1998
                                ---------------------           TO                   TO
                                  1996         1997        JUNE 1, 1998       DECEMBER 31, 1998
                                --------     --------     ---------------     -----------------
Lodging revenues:
  Rooms.......................  $  9,258     $158,343        $ 74,265             $108,698
  Other departmental..........       721        9,512           4,504                6,455
Net management fees...........    33,023       39,136          18,018               22,763
Other fees (Note 13)..........    20,710       23,426           9,976               10,478
                                --------     --------        --------             --------
                                  63,712      230,417         106,763              148,394
                                --------     --------        --------             --------
Lodging expenses:
  Rooms.......................     2,334       36,919          17,173               26,567
  Other departmental..........       591        5,487           2,674                3,962
  Property costs..............     3,201       43,225          19,987               30,261
General and administrative....    10,369       13,212           6,115                5,822
Payroll and related
  benefits....................    17,666       21,892          10,982               10,439
Non-cash compensation.........    11,896           --              --                   --
Lease expense.................     3,477       73,283          34,515               51,165
Depreciation and
  amortization................     4,385        4,845           2,152               10,659
                                --------     --------        --------             --------
                                  53,919      198,863          93,598              138,875
                                --------     --------        --------             --------
Operating income..............     9,793       31,554          13,165                9,519
Other income:
  Interest, net...............       501          498             204                  390
  Other, net..................        --          431             474                1,391
                                --------     --------        --------             --------
Income before income tax
  expense.....................    10,294       32,483          13,843               11,300
  Income tax expense..........     4,117       12,986           5,528                4,436
                                --------     --------        --------             --------
Income before minority
  interest....................     6,177       19,497           8,315                6,864
Minority interest.............        --           18              24                  209
                                --------     --------        --------             --------
Net income....................  $  6,177     $ 19,479        $  8,291             $  6,655
                                ========     ========        ========             ========
Owners' equity:
  Beginning of period.........    63,840       56,886          80,730               79,181
  Net income..................     6,177       19,479           8,291                6,655
  Net capital distributions...   (60,548)       4,365          (9,840)             (49,981)
  Change in Basis (Note 3)....        --           --              --               56,752
  Acquisition of hotel leases
     for stock................    47,417           --              --                   --
                                --------     --------        --------             --------
  End of period...............  $ 56,886     $ 80,730        $ 79,181             $ 92,607
                                ========     ========        ========             ========

     The accompanying notes are an integral part of the combined financial statements.

                       INTERSTATE HOTELS MANAGEMENT, INC.
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        PREDECESSOR                       SUCCESSOR
                                         -----------------------------------------    -----------------
                                                                               PERIOD FROM
                                               YEAR ENDED          ------------------------------------
                                              DECEMBER 31,         JANUARY 1, 1998      JUNE 2, 1998
                                         ----------------------          TO                  TO
                                           1996          1997       JUNE 1, 1998      DECEMBER 31, 1998
                                         --------      --------    ---------------    -----------------
Cash flows from operating activities:
  Net income...........................  $  6,177      $ 19,479          8,291               6,655
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation and amortization......     4,385         4,845          2,152              10,659
    Equity in earnings from
      unconsolidated subsidiaries......        --          (373)          (513)             (1,526)
    Deferred income taxes..............    (1,644)          167         (1,555)              8,346
    Other..............................        --            18            200                 344
  Cash (used) provided by assets and
    liabilities:
    Accounts receivable, net...........     2,848        (8,158)        (3,661)              2,552
    Prepaid expenses and other
      assets...........................    (3,033)         (267)           307               1,092
    Related party receivables..........    (2,912)        1,312           (341)              1,017
    Accounts payable...................     9,096        (2,572)         1,053              (5,181)
    Accrued liabilities................       414        (1,934)        12,426             (14,365)
                                         --------      --------       --------            --------
      Net cash provided by operating
         activities....................    15,331        12,517         18,359               9,593
                                         --------      --------       --------            --------
Cash flows from investing activities:
  Net investment in direct financing
    leases.............................    (1,007)          (33)           145                (377)
  Change in restricted cash............        (9)         (219)           540                (417)
  Purchase of property and equipment,
    net................................      (695)       (2,170)          (709)               (487)
  Purchases of marketable securities...        --            --             --             (10,725)
  Proceeds from sale of marketable
    securities.........................        --            --             --              14,567
  Net cash invested in unconsolidated
    subsidiaries.......................        --       (16,147)         1,085              (2,327)
  Change in notes receivable, net......    (3,384)       (7,554)            (2)               (989)
  Net investment in management
    contracts..........................        --        (2,116)          (666)               (548)
  Merger related acquisition costs.....        --            --             --             (26,484)
  Change in affiliate receivables......       751        (5,071)         2,043                (311)
  Acquisitions of leases...............        --        (2,500)            --                  --
  Other................................         6           103            238                 391
                                         --------      --------       --------            --------
      Net cash (used in) provided by
         investing activities..........    (4,338)      (35,707)         2,674             (27,707)
                                         --------      --------       --------            --------
Cash flows from financing activities:
  Repayment of long-term debt..........      (729)         (171)          (180)               (190)
  Net distributions to minority
    interest...........................        --            --            (44)                (55)
  Related party payables...............        --        10,260         (9,234)             17,571
  Net (distributions) contributions to
    owners.............................   (13,131)        4,365         (9,840)             (1,727)
                                         --------      --------       --------            --------
      Net cash (used in) provided by
         financing activities..........   (13,860)       14,454        (19,298)             15,599
                                         --------      --------       --------            --------
Net (decrease) increase in cash and
  cash equivalents.....................    (2,867)       (8,736)         1,735              (2,515)
Cash and cash equivalents at beginning
  of period............................    14,035        11,168          2,432               4,167
                                         --------      --------       --------            --------
Cash and cash equivalents at end of
  period...............................  $ 11,168      $  2,432       $  4,167            $  1,652
                                         ========      ========       ========            ========

     The accompanying notes are an integral part of the combined financial statements.

                       INTERSTATE HOTELS MANAGEMENT, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  ORGANIZATION AND BASIS OF PRESENTATION:

Interstate Hotels Company and Subsidiaries (Interstate or the Predecessor) was merged into Patriot American Hospitality, Inc. (Patriot) on June 2, 1998. Interstate owned 23 hotels and had a controlling interest in 17 other hotels (collectively, the Owned Hotels), held long-term leasehold interests in 89 hotels (the Leased Hotels), and provided management and other related services to 94 hotels (the Managed Hotels) owned by third parties as of December 31, 1997. The Owned Hotels, the Leased Hotels and the Managed Hotels (collectively, the Hotels) were located in 35 states and the District of Columbia, Canada, the Caribbean, and Russia, with the largest concentration in the states of Florida and California. The Hotels were operated under a number of franchise agreements, with the largest franchisors being Marriott International, Inc. (Marriott) and Promus Hotels, Inc. The Hotels were all subject to management agreements with Interstate Hotels Corporation (IHC), Crossroads Hospitality Company, L.L.C. (Crossroads) or Colony Hotels and Resorts Company (Colony), all wholly-owned subsidiaries of Interstate.


Prior to the consummation of the merger of Interstate into Patriot (the "Merger"), Marriott filed a lawsuit to stop the closing of the transaction as a result of a dispute over certain franchise agreements Marriott had with Interstate. On May 27, 1998, and pursuant to a settlement agreement with Marriott, Patriot and Interstate announced a plan to transfer certain operations, principally the third-party hotel management business, an ownership interest in the Charles Hotel and the Leased Hotels, and certain assets and liabilities of Interstate to a new entity, Interstate Hotels Management, Inc. (the Company or Interstate Management). The Company is expected to be spun-off from Patriot (the Spin-off) prior to March 31, 1999, which will result in the Company operating as an independent entity with publicly traded common stock. Ninety-two percent of the shares of the Company will be distributed to Patriot's shareholders. Patriot and Marriott will each hold a 4% ownership interest in the Company's common stock after the Spin-off.


These financial statements, prior to the Merger, have been prepared using the predecessor basis of accounting for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 to June 1, 1998 (June 1998 period) and have been prepared using the successor basis of accounting for the period June 2, 1998 to December 31, 1998 (December 1998 period) to coincide with the periods before and after the Merger. The Merger was accounted for using the purchase method of accounting and Patriot allocated the purchase price to the fair market value of the assets acquired. The spin-off will be accounted for using this historical basis of accounting. All references as of and for the two years in the period ended December 31, 1997 and for the June 1998 period relate to the predecessor and all references to December 31, 1998 and the December 1998 period relate to the successor.

The Company was not a separate legal entity during the periods presented in these financial statements. The accompanying combined financial statements of the Company have been carved out of Interstate using the predecessor basis of accounting and subsequent to the merger with Patriot include the successor's basis of accounting which considers the effect of the purchase price allocation. The financial statements include only those assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business, the ownership interest in the Charles Hotel, the Leased Hotels and other services described in the paragraph above which will succeed to the Company. These activities were conducted primarily by IHC, Crossroads and Colony. These combined financial statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and as if the Company had operated as a free-standing entity for all periods presented. All investments in, associated debt, and results of operations of the Owned Hotels, as well as certain other operating subsidiaries (see Note

                                 (IN THOUSANDS)

1.  ORGANIZATION AND BASIS OF PRESENTATION, CONTINUED:
13) that will not be included in the continuing business of the Company, have been carved out of the historical combined financial statements.


The Company will have two principal subsidiaries. One subsidiary, Interstate Hotels, LLC (IHC LLC) will assume management of the Managed Hotels and will hold the ownership interest in the Charles Hotel and the leasehold interests of the Leased Hotels as well as provide ancillary services previously provided by Interstate, primarily centralized purchasing, equipment leasing and insurance services. The Company will own a 45% managing member interest in this subsidiary and Patriot will retain a 55% non-controlling ownership interest. The other subsidiary will enter into management contracts to manage eleven Owned Hotels with the tenant of such Owned Hotels, Wyndham International Operating Partnership, L.P., and will then subcontract the management to Marriott. The Company will retain a controlling 99.99% interest in this subsidiary and Marriott will own a .01% interest in this subsidiary.


The Company includes the revenues and expenses and assets and liabilities of the Leased Hotels in the financial statements since the risk of operating these hotels is borne by the Company, as lessee, under the terms of the lease. As a result of the terms of the management contracts, the revenues and expenses from operations of the Managed Hotels are not included in the financial statements since the contracts are generally cancellable, not transferable and do not shift risks of operations to the Company. Accordingly, the Company records revenues from management fees for the Managed Hotels.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Combination and Consolidation:

The combined financial statements include the accounts of the entities described in Note 1. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents:

All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes the credit risk related to these cash and cash equivalents is minimal. Beginning in 1997, certain cash of the Company was swept from individual accounts and combined with Interstate's cash in a central account.

Amounts owed to related entities to meet short-term cash requirements in connection with Interstate's centralized cash account are recorded as Accounts payable -- related parties.

Restricted Cash:

Capital restricted under applicable government insurance regulations is included in restricted cash, and represents approximately 20% of the annual insurance premiums written by the Company (See Note 13).

Direct Financing Leases:

Equipment acquired and subsequently leased to hotels under capital leases is recorded at the net investment in direct financing leases, which represents the total future minimum lease payments receivable net of

                                 (IN THOUSANDS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
unearned income. When payments are received, the receivable is reduced and the unearned income is recognized on a pro-rata basis over the life of the lease.

Property and Equipment:

Property and equipment are recorded at cost, and are depreciated on the straight-line method over their estimated useful lives. Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterments that significantly extend the useful life of existing property and equipment are capitalized and depreciated. The cost and the related accumulated depreciation applicable to property no longer in service are eliminated from the accounts and any gain or loss thereon is included in operations.

Officers and Employees Notes Receivable:

Officers notes receivable consist principally of the advances on expected severance payments and notes from two executives at December 31, 1997. The notes from the two executives and the advances were forgiven effective with the Merger. The Company also makes loans from time to time to other employees, which are payable upon demand and generally do not bear interest until such demand is made. Certain notes may be forgiven and expensed provided certain conditions are satisfied. Officers and employees notes receivable also include a note with a former officer and significant shareholder of Interstate (see Note 15).

Intangible and Other Assets:

Intangible and other assets consist of the amounts paid to obtain management and lease contracts including the allocation of the Interstate purchase price paid by Patriot. Goodwill is also included in intangible and other assets through December 31, 1997, and represents the excess of the purchase price over the book value of the net assets of businesses acquired. Intangibles and other assets are amortized on the straight-line method over the life of the underlying contracts or estimated useful lives.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

The carrying values of long-lived assets, which include property and equipment and all intangible assets, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future net cash flows is less than book value. No adjustments to the carrying values of long-lived assets have been recorded to date.

Deferred Income Taxes:

Deferred income taxes are recorded in the combined financial statements of Interstate Management using the liability method. Under this method, deferred tax assets and liabilities are provided for the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Income Tax Status:

The entities that comprised Interstate Management were included in the consolidated federal income tax return of Interstate and all tax liabilities were paid by Interstate or Patriot. The income tax provision for each period presented in these combined financial statements has been calculated as if Interstate Management had prepared and filed a separate income tax return for those periods. Accordingly, the effective tax rate for

                                 (IN THOUSANDS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
Interstate Management in future years could vary from historical effective rates depending on Interstate Management's future legal and tax elections. The income tax liability for all current income taxes for purposes of these combined financial statements have been settled with Interstate or Patriot through owners' equity.

Insurance:

Insurance revenues are earned through reinsurance premiums, direct premiums written and reinsurance premiums ceded. Reinsurance premiums are recognized when policies are written and any unearned portion of the premium is recognized to account for the unexpired term of the policy (as-reported basis). Direct premiums written are recognized pursuant to the underlying policy and reinsurance premiums ceded are recognized on a pro-rata basis over the life of the related policies. Unearned premiums represent the portion of premiums applicable to the unexpired term of policies in force. Losses are provided for reported claims, claims incurred but not reported and claims settlement expense at each balance sheet date. Such losses are based on management's estimate of the ultimate cost of settlement of claims and historical loss rates. Accrued claims liabilities are carried at present value without discounting since the contracts are of a short duration and discounting would not be significant. Actual liabilities may differ from estimated amounts. Any changes in estimated losses and settlements are reflected in current earnings.

Owners' Equity:

Owners' equity represents the net equity of Interstate and Patriot in Interstate Management. Net contributions/distributions from owners represent non-operating transfers to and from Interstate and Patriot.

Revenue Recognition:

The Leased Hotels recognize revenue from their rooms, food and beverage and other departments as earned on the close of each business day. Management and other related fees are recognized when earned.

Reimbursable Expenses:

Interstate Management is reimbursed for costs associated with providing insurance and risk management services, purchasing and project management services, MIS and legal support, centralized accounting, training and relocation programs to the Managed and Leased Hotels. These revenues are included in other fees and the corresponding costs are included in general and administrative and payroll and related benefits in the combined statements of operations and owners' equity.

Financial Instruments:

As a policy, Interstate Management does not engage in speculative or leveraged transactions, nor does Interstate Management hold or issue financial instruments for trading purposes.

Earnings Per Share:

Because the accompanying combined financial statements have been carved out of Interstate and Patriot and certain of its subsidiaries, some of which are/were corporations and some of which are/were partnerships, Interstate Management believes that the earnings per share calculations required to be presented are not meaningful for periods presented herein and, therefore, have not been provided. In conjunction with the

                                 (IN THOUSANDS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
Spin-off the Company will distribute common stock which will be accounted for in a manner similar to a recapitalization or stock split. Accordingly, after the Spin-off, the Company will provide earnings per share based on the then outstanding shares.

Use of Estimates:

The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements. They may also affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.  MERGER:

In connection with the Merger, Patriot allocated the purchase price to the estimated fair market value of the assets acquired. The fair market value of the assets held by Interstate Management were determined using historical and projected cash flow and earnings at then current market multiples. As a result, on June 2, 1998, Interstate Management recorded an additional intangible asset related to management contracts of $69,862, a net decrease in other assets of $7,652 related to hotel leases and a deferred tax liability of $5,458, resulting in a net increase to owners' equity of $56,752 (Change in Basis). The intangible asset related to the management contacts will amortize over five years, based on the average remaining contract term, and the intangible asset related to the Leased Hotels will be amortized over the remaining periods of the leases of 11 and 13.5 years beginning June 2, 1998.

Prior to the Merger, merger-related costs incurred by Interstate were not reflected in the accompanying combined statement of operations for the June 1998 period, as they did not relate specifically to the ongoing business of Interstate Management. In connection with the Merger, severance payments and other merger-related costs were incurred by Patriot and capitalized as part of the purchase price of Interstate. Certain of these costs were paid by Interstate in the December 1998 period and certain remain unpaid at December 31, 1998. These remaining merger-related costs, amounting to $9,344 at December 31, 1998, have been accrued by Interstate Management and consist principally of unpaid severance and professional fees.

4.  CHANGE IN ACCOUNTING:

Effective September 30, 1998, the Company adopted the provisions of Emerging Issues Task Force Issue 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested" (EITF 97-14). The issue requires that the accounts of the rabbi trust (Trust) be consolidated with the accounts of the employer. Previously the accounts of the Trust were not consolidated.

The Company provides deferred compensation for certain executives and hotel general managers by depositing amounts into a Trust for the benefit of the participating employees. Deposits into the Trust are expensed under both accounting methods and amounted to $331, $662, $178 and $250 for the years ended December 31, 1996 and 1997 and for the June 1998 and December 1998 periods, respectively. Amounts in the Trust earn investment income, which serves to increase the corresponding deferred compensation obligation. Amounts in the Trust are always fully vested.

                                 (IN THOUSANDS)

4.  CHANGE IN ACCOUNTING, CONTINUED:
The effect of adopting EITF 97-14 as of September 30, 1998 was an increase in investments and deferred compensation of $6,451. Investments are recorded at market value, which approximates cost, are directed by the Company, and consist principally of mutual funds. The adoption did not have any effect on net income in the December 1998 period and is not expected to significantly impact net income in future periods.

In October 1998 Interstate Management paid $4,213 in deferred compensation from the Trust to certain executives.

5.  PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at December 31:

                                                               1997       1998
                                                              -------    -------
Leasehold improvements (10 years)...........................  $ 1,345    $ 1,000
Furniture, fixtures and equipment (5 to 20 years)...........    6,021      3,522
                                                              -------    -------
                                                                7,366      4,522
Less accumulated depreciation...............................   (3,727)      (446)
                                                              -------    -------
                                                              $ 3,639    $ 4,076
                                                              =======    =======

Depreciation expense was approximately $523, $666, $313 and $446 for the years ended December 31, 1996 and 1997 and for the June 1998 and December 1998 periods, respectively.

6.  NET INVESTMENT IN DIRECT FINANCING LEASES:

The Company leases office, computer and telephone equipment to managed hotels under capital leases. The following represents the components of the net investment in direct financing leases at December 31:

                                                               1997       1998
                                                              -------    -------
Total future minimum lease payments receivable..............  $ 2,918    $ 3,118
Less unearned income........................................      643        611
                                                              -------    -------
                                                                2,275      2,507
                                                              -------    -------
Less current portion........................................      751        827
                                                              -------    -------
                                                              $ 1,524    $ 1,680
                                                              =======    =======

Future minimum lease payments to be received under these leases for each of the years ending December 31 are as follows:

1999........................................................  $ 1,297
2000........................................................      846
2001........................................................      630
2002........................................................      262
2003........................................................       83
                                                              -------
                                                              $ 3,118
                                                              =======

Included in the direct financing leases is $1,015 and $1,122 of leases due from the Owned Hotels as of December 31, 1997 and 1998, respectively.

                                 (IN THOUSANDS)

7.  INTANGIBLE AND OTHER ASSETS:

Intangible and other assets consisted of the following at December 31:

                                                              1997        1998
                                                             -------    --------
Management contracts (3 to 6 years through June 1998, 5
  years in December 1998)................................    $ 8,568    $ 74,109
Lease contracts (15 and 11 years through June 1998, 13.5
  and 11 years in December 1998).........................     24,284      36,832
Goodwill (25 years)......................................     21,725          --
Other....................................................      2,056          --
                                                             -------    --------
                                                              56,633     110,941
Less accumulated amortization............................     (6,322)    (10,420)
                                                             -------    --------
                                                             $50,311    $100,521
                                                             =======    ========

8.  COMMITMENTS AND CONTINGENCIES:

Leases, entered into by the Leased Hotels, have initial terms of 10 to 15 years expiring through 2012, and provide for fixed base rent and variable components based on a percentage of hotel revenues. Future fixed minimum lease payments are computed based on the base rent of each lease, as defined, and are as follows:

1999........................................................    $ 49,901
2000........................................................      49,901
2001........................................................      49,901
2002........................................................      49,901
2003........................................................      49,901
Thereafter..................................................     364,814
                                                                --------
                                                                $614,319
                                                                ========

Interstate Management accounts for the leases of office space (the office leases expire at varying times through 2005) and certain office equipment (the equipment leases expire at varying times through 2003) as operating leases. Total rent expense amounted to approximately $1,020, $1,571, $911 and $1,305 for the years ended December 31, 1996 and 1997 and for the June, 1998 and December 1998 periods, respectively. The following is a schedule of future minimum lease payments under these leases:

1999........................................................    $ 2,170
2000........................................................      1,923
2001........................................................      1,849
2002........................................................      1,337
2003........................................................      1,331
Thereafter..................................................        408
                                                                -------
                                                                $ 9,018
                                                                =======

Interstate Management, pursuant to certain management contracts, has agreed to provide additional loans of up to $750, in the aggregate, to the owner of a hotel located in Russia.

                                 (IN THOUSANDS)

8.  COMMITMENTS AND CONTINGENCIES, CONTINUED:
In the ordinary course of business, various lawsuits, claims and proceedings have been or may be instituted or asserted against Interstate. Interstate Management will be held liable for certain of the lawsuits, claims and proceedings instituted or asserted against Interstate to the extent that the claim relates to operations of Interstate Management. Based on currently available facts, management believes that the disposition of matters that are pending or asserted against Interstate Management will not have a material adverse effect on the combined financial position, results of operations or liquidity of Interstate Management.

Risk Related to Dispute Over Leased Hotel Portfolio:


As of the December 31, 1998, Interstate Management was engaged in a dispute with Equity Inns Partnership, L.P. (Equity Inns) regarding, among other matters, the status of leases for 79 hotels Interstate Management leases from Equity Inns or its affiliates. The principal issue in the dispute was whether Interstate Management or Equity Inns was responsible for funding property improvement plans
(PIPs) which were issued by franchisors under whose brand names Interstate Management operates the leased hotels. Although franchise agreements generally provide to franchisors the right to require third-party operators to fund PIPs at any time, these PIPs were issued as a result of Patriot's merger with Interstate. The total amount required to be funded under the PIPs is approximately $6.0 million.



On March 31, 1999, the Company settled the dispute and entered into amended lease agreements and master agreement with Equity Inns. As part of the amended agreement, Equity Inns acknowledged that the Company is not responsible for the funding of the PIPs. The Company agreed to pay a one-time additional incentive rent payment for the 1999 lease year in the amount of $2.0 million. In addition the amended agreement now requires, among other things, performance standards with respect to the leased hotels, including requirements to maintain room revenue per available room and expenditures to within specified percentages of the amounts targeted in the hotels' operating budgets and a minimum net worth covenant. Failure to meet the performance standards or maintain the minimum net worth would be a default under the leases.



9.  NET MANAGEMENT FEES:


Interstate Management's management agreements have initial terms that range from one month to 49 years, expire through the year 2044 and are generally cancelable under certain conditions, including the sale of the hotel.

The management agreements specify the base management fees to be earned, which are generally based on percentages of gross revenues. In certain cases, incentive management fees are earned based on the hotels' profitability as defined by the management agreements. The net management fees earned for the years ended December 31 and the June 1998 and December 1998 periods were as follows:

                                                                JUNE      DECEMBER
                                          1996       1997       1998        1998
                                         -------    -------    -------    --------
Base management fees.................    $27,802    $32,220    $14,435    $16,108
Incentive management fees............      5,766      7,238      3,882      7,096
                                         -------    -------    -------    -------
                                          33,568     39,458     18,317     23,204
Less:
  Administrative fees................        545        322        299        441
                                         -------    -------    -------    -------
                                         $33,023    $39,136    $18,018    $22,763
                                         =======    =======    =======    =======

                                 (IN THOUSANDS)

10.  NON-CASH COMPENSATION:

Prior to an initial public offering of Interstate's common stock in 1996, Interstate issued 785,533 shares of common stock to executives and key employees in consideration for the cancellation of stock options issued by IHC in 1995. The shares were valued based on the estimated value of the common stock at the time the shares were issued. As a result of the cancellation of the stock options issued by IHC in 1995 and the issuance of the common stock at no cost to the recipients, Interstate Management recorded non-cash compensation expense of $11,896.

11.  INCOME TAXES:

Income tax expense consisted of the following for the years ended December 31 and for the June 1998 period and the December 1998 period:

                                                                  JUNE     DECEMBER
                                            1996       1997       1998       1998
                                           -------    -------    -------   --------
Current:
  Federal................................  $ 5,041    $11,217    $ 6,198   $(3,421)
  State..................................      720      1,602        885      (489)
                                           -------    -------    -------   -------
                                             5,761     12,819      7,083    (3,910)
                                           -------    -------    -------   -------
Deferred:
  Federal................................   (1,438)       146     (1,360)    7,303
  State..................................     (206)        21       (195)    1,043
                                           -------    -------    -------   -------
                                            (1,644)       167     (1,555)    8,346
                                           -------    -------    -------   -------
  Income tax expense.....................  $ 4,117    $12,986    $ 5,528   $ 4,436
                                           =======    =======    =======   =======

The provision for income tax was recorded based on the federal statutory rate of 35% plus the state tax rate, net of federal income tax benefit of 5% after consideration of minority interests in passthrough tax entities. These rates approximate Interstate's historical rates.

The components of net deferred tax assets and liabilities consisted of the following at December 31:

                                                          1997                     1998
                                                  ---------------------    ---------------------
                                                  ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                  ------    -----------    ------    -----------
Depreciation and amortization...................  $  410       $ --        $   --      $11,749
Payroll and related benefits....................     121         --           139           --
Self-insured health trust.......................      36         --           614           --
Retirement plan.................................   1,356         --            --           90
Other...........................................      --        362            --           48
Investment in Hotel real estate.................     250         --           696           --
                                                  ------       ----        ------      -------
                                                  $2,173       $362        $1,449      $11,887
                                                  ======       ====        ======      =======

12.  SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest amounted to $274, $29, $20 and $10 for the years ended December 31, 1996, and 1997 and for the June 1998 and December 1998 periods, respectively. Non-cash, equity-related compensation of $11,896 was excluded from the combined statement of cash flows in 1996. Additionally, stock

                                 (IN THOUSANDS)

12.  SUPPLEMENTAL CASH FLOW INFORMATION, CONTINUED:
valued at $47,417 was used to purchase certain hotel leases and was also excluded from the combined statement of cash flows in 1996.

In connection with the Merger, in the December 1998 period, Interstate Management excluded a non-cash step-up of $30,268 which includes an increase to the management contract intangible of $43,378, a decrease in other assets related to hotel leases of $7,652 and a deferred tax liability of $5,458, from the December 1998 period statement of cash flows. In addition, as a result of the change in accounting discussed in Note 4, the Company recorded marketable securities and deferred compensation in the amount of $6,451 as of September 30, 1998 which was also excluded from the December 1998 period statement of cash flows.

13.  INSURANCE:

Interstate Management provides certain insurance coverage to hotels under the terms of the various management and lease contracts. This insurance is generally arranged through third-party carriers. Northridge Insurance Company (Northridge), a subsidiary of Interstate Management, reinsures a portion of the coverage from these third-party primary insurers. The policies provide for layers of coverage with minimum deductibles and annual aggregate limits. The policies are for coverage relating to innkeepers' losses (general/comprehensive liability), wrongful employment practices, garagekeeper's legal liability, replacement cost automobile losses and real and personal property insurance.

Interstate Management is liable for any deficiencies in the IHC Employee Health and Welfare Plan (and related Health Trust), which provides employees of Interstate Management with group health insurance benefits. Interstate Management has a financial indemnity liability policy with Northridge which indemnifies Interstate Management for certain obligations for the deficiency in the related Health Trust. The premiums for this coverage received from the properties managed by Interstate Management, net of intercompany amounts paid for employees at Interstate Management's corporate offices and Leased Hotels, are recorded as direct premiums written. There was a deficiency of $1,451 in the related Health Trust as of December 31, 1998, which was recorded as a liability of Interstate Management on the accompanying combined balance sheet.

All accounts of Northridge are classified with assets and liabilities of a similar nature in the combined balance sheets. Amounts restricted due to statutory requirements consist of cash and cash equivalents of $1,762 and $1,610 at December 31, 1997 and 1998, respectively. These amounts are included in restricted cash in the accompanying balance sheets. The combined statements of operations and owners' equity include the insurance income earned and related insurance expenses incurred. The insurance income earned has been included in other fees in the consolidated statements of operations and owners' equity and is comprised of the following for the years ended December 31, 1996 and 1997 and the June 1998 period and the December 1998 period:

                                                                    JUNE     DECEMBER
                                                1996      1997      1998       1998
                                               ------    ------    ------    --------
Reinsurance premiums written...............    $5,245    $5,811    $3,191     $2,585
Direct premiums written....................     2,032     2,221       625        875
Reinsurance premiums ceded.................      (414)     (544)     (130)      (170)
Change in unearned premiums reserve........       158       (55)      (87)      (103)
Loss sharing premiums......................     1,101     1,687       702        926
                                               ------    ------    ------     ------
Insurance income...........................    $8,122    $9,120    $4,301     $4,113
                                               ======    ======    ======     ======

                                 (IN THOUSANDS)

14.  FINANCIAL INSTRUMENTS:

The carrying values and fair values of Interstate Management's financial instruments consisted of the following at December 31:

                                                  1997                   1998
                                           -------------------    ------------------
                                           CARRYING     FAIR      CARRYING     FAIR
                                            VALUE       VALUE      VALUE      VALUE
                                           --------    -------    --------    ------
Cash and cash equivalents................  $ 2,432     $ 2,432     $1,652     $1,652
Restricted cash..........................    2,324       2,324      2,201      2,201
Officers and employees notes
  receivable.............................   12,157      12,157      2,803      2,803
Marketable securities....................       --          --      2,609      2,609
Long-term debt, including current
  portion................................      370         370         --         --

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents and restricted cash: The carrying amounts approximate fair value because of the short maturity of these investments.

Officers and employees notes receivable: The fair value of officers and employees notes receivable is based on anticipated cash flows and approximates carrying value.

Long-term debt: The fair value of long-term debt is based on interest rates that are currently available to Interstate Management for issuance of debt with similar terms and remaining maturities.

Marketable securities: The fair value of marketable securities is based principally on the quoted market prices of the underlying security.

15.  RELATED PARTY TRANSACTIONS:

Transactions with Significant Related Parties:

Included in net management fees are management fees earned pursuant to management agreements between Interstate Management and the affiliates of Interstate or Patriot that owned the Owned Hotels. In addition, certain of the Owned Hotels were subject to management agreements between Interstate Management and the third-party owners of these hotels prior to the Owned Hotels' acquisition by Interstate. Included in net management fee revenue in the accompanying combined statements of operations are fees related to the Owned Hotels (including periods prior to their acquisition by Interstate, if applicable) amounting to $11,726, $15,752, $6,987, and $6,129 for the years ended December 31, 1996 and 1997 and the June 1998 and December 1998 periods, respectively. Receivables from management fee revenues from the Owned Hotels comprise the Related Party Receivables -- management contracts in the accompanying combined balance sheets and amount to $1,260 and $705 at December 31, 1997 and 1998, respectively.

Revenues from other fees include primarily insurance revenues and purchasing fees. Insurance revenues, which are described in Note 13, from Owned Hotels amounted to $2,521, $2,842, $1,378 and $1,929 for the years ended December 31, 1996 and 1997 and the June 1998 and December 1998 periods, respectively. Purchasing fees from Owned Hotels amounted to $969, $1,574, $616 and $552 for the years ended December 31, 1996 and 1997 and the June 1998 and December 1998 periods, respectively.

Included in accounts receivable is approximately $302 and $548 at December 31, 1997 and 1998, respectively, due from hotels that Milton Fine, former Chairman of the Interstate Board of Directors and

                                 (IN THOUSANDS)

15.  RELATED PARTY TRANSACTIONS, CONTINUED:
significant shareholder of Interstate, has an ownership interest. Interstate Management has waived the management fees for one of these hotels through November 1998.

Affiliate Receivables:

Affiliate receivables consist principally of short-term interest bearing loans to third-party owners.

Concentration of Risk:

Interstate Management manages three hotels located in Russia, one of which opens in December 1998. As of December 31, 1997 and 1998, receivables from these hotels amounted to $3,471 and $3,677, respectively. The Company currently estimates the receivables as collectable, however, actual collections could differ from current estimates.

16.  INVESTMENT IN HOTEL REAL ESTATE:

On October 2, 1997, the Company, through a 95% owned subsidiary, Intercarp Limited Partnership (Intercarp), purchased a 55% non-controlling general partnership interest in Charles Square Associates (CSA), a joint venture general partnership, which serves as the managing general partner of CH&S Limited Partnership (CHS), and a 25% interest in Cambridge Hotel Associates (CHA) from an unrelated third party for approximately $13,000. CH&S owns The Charles Hotel Complex, which includes the hotel and related offices and retail space in Cambridge, Massachusetts. CHA manages The Charles Hotel.

On October 10, 1997, Intercarp purchased 7.5 limited partnership units of CHS for $150. During 1998, Intercarp purchased an additional 99.25 limited partnership units for $2,948 and exchanged an 11.68% interest in Intercarp in exchange for an additional 66.25 limited partnership units. As of December 31, 1998 Intercarp holds 173 of the 289 outstanding limited partnership units of CHS.

In connection with the purchase of the interests in CSA and CHA, Intercarp is party to certain put/call rights (P/C Options) with certain affiliates of the 45% general partnership interest in CSA and the 25% limited partnership interest in CHA. The P/C Options allow Intercarp to acquire the interests in both CSA and CHA anytime prior to December 31, 2000 for a price equal to approximately $11,625. The Partnership may be required to buy the interest at the Option Price upon the earlier of the completion of certain events, as defined, or October 2, 1999. As of December 31, 1998, neither party has exercised its rights under the P/C Options.

The Company, accounts for its investment in CSA and CHA using the equity method of accounting. Equity in earnings are included in other net in the statement of income and the investments are included in Investment in Hotel Real Estate on the balance sheet. The Company recognized equity in earnings from CHA of $136, $146 and $123 for the year ended December 31, 1997 and the periods from January 1, 1998 to June 1, 1998 and June 2, 1998 to December 31, 1998, respectively. Selected financial information of CSA consolidated with CHS as of and for the year ended December 31, 1997 and as of December 31, 1998

                                 (IN THOUSANDS)

16.  INVESTMENT IN HOTEL REAL ESTATE, CONTINUED:
and for the period from January 1, 1998 to June 1, 1998 and for the period June 2, 1998 to December 31, 1998 is as follows:

                                                                 DECEMBER 31
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
Assets....................................................    $67,453    $79,321
Liabilities...............................................     59,580     56,947
                                                              -------    -------
Total net equity..........................................      7,873     22,374
Net equity-others.........................................     (8,292)       670
                                                              -------    -------
Net equity-Intercarp......................................    $16,165    $21,704
                                                              =======    =======

                                                               PERIOD FROM
                                                    ----------------------------------
                                      YEAR ENDED    JANUARY 1, TO       JUNE 2, TO
                                         1997       JUNE 1, 1998     DECEMBER 31, 1998
                                      ----------    -------------    -----------------
Revenues..........................     $ 40,924       $ 17,052           $ 23,873
Expenses..........................      (37,054)       (15,426)           (21,597)
                                       --------       --------           --------
Net income........................        3,870          1,626              2,276
Income allocated to others........        3,633          1,259                963
Income allocated to Intercarp.....          237            367              1,313

17.  SEGMENT INFORMATION:

Interstate Management adopted the provisions of Statement of Financial Accounting Standards Board No. 131 "Disclosures about Segments of an Enterprise and Related Information," effective December 31, 1998. The statement requires disclosure of segment information for all periods presented. As discussed in
Note 1, during the periods of these financial statements, Interstate Management was carved out of Interstate and Patriot. The manner of determining the segment information presented below may be modified in future periods as the Company finalizes the Spin-off and becomes a stand alone entity. In that event the Company will restate all amounts to conform to the modification of the segment information.

The Company determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its business by operating entities which provide differing services.

The Company's reportable segments are: operations of luxury and upscale hotels, operations of mid-scale, upper economy and budget, and the Charles Hotel. The luxury and upscale hotels segment derives revenues from management fees and other products which directly relate to providing management services including revenues from insurance, purchasing and equipment leasing. The mid-scale, upper economy and budget segment derives revenues from managing and leasing hotels and certain specialized support services. The Charles Hotel segment is an equity investment which is described in note 16. The operations of this segment differ from those of the other segments and the results are separately reviewed by the Company's chief operating decision maker.

The accounting policies of the segment are the same as those described in Note
2. The Company evaluates the performance of its segments and allocates resources to them based on operating income.

                                 (IN THOUSANDS)

17.  SEGMENT INFORMATION, CONTINUED:
The table below presents information about operating income and segment assets as of and for the three years in the period ended December 31, 1998:

                                                               JUNE      DECEMBER
                                       1996        1997        1998        1998
                                      -------    --------    --------    --------
REVENUES
Luxury and Upscale Hotels.........    $49,131    $ 57,961    $ 26,010    $ 30,745
Mid-Scale, Upper Economy
  and Budget Hotels...............     14,581     172,456      80,753     117,649
                                      -------    --------    --------    --------
  Consolidated Totals.............    $63,712    $230,417    $106,763    $148,394
                                      =======    ========    ========    ========
OPERATING INCOME
Luxury and Upscale Hotels.........    $ 8,675    $ 28,322    $ 11,887    $ 10,134
Mid-Scale, Upper Economy and
  Budget Hotels...................      1,118       3,232       1,278        (615)
                                      -------    --------    --------    --------
  Consolidated Totals.............    $ 9,793    $ 31,554    $ 13,165    $  9,519
                                      =======    ========    ========    ========

Depreciation and amortization included in segment operating income for the three years in the period ended December 31, 1998 are as follows:

                                                               JUNE      DECEMBER
                                       1996        1997        1998        1998
                                      -------    --------    --------    --------
Luxury and Upscale Hotels.........    $ 4,141    $  1,646    $    776    $  8,437
Mid-Scale, Upper Economy
  and Budget Hotels...............        244       3,199       1,376       2,222
                                      -------    --------    --------    --------
  Consolidated Totals.............    $ 4,385    $  4,845    $  2,152    $ 10,659
                                      =======    ========    ========    ========

Intangible and other assets by segment are as follows as of December 31:

                                       1996        1997        1998
                                      -------    --------    --------
Luxury and Upscale Hotels.........    $ 3,817    $  4,909    $ 60,823
Mid-Scale, Upper Economy
  and Budget Hotels...............     48,075      45,402      39,698
                                      -------    --------    --------
  Consolidated Totals.............    $51,892    $ 50,311    $100,521
                                      =======    ========    ========


18.  SUBSEQUENT EVENT:



Patriot and the Company have reached a tentative agreement under which all of the partnerships interests in CSA and CHS will be sold to an existing joint venture partner in these equity interests. The Company, through IHC LLC, will receive an aggregate purchase price on the sale of $19,300, consisting of $13,500 in cash and $5,800 in the form of a secured promissory note. The $5,800 secured promissory note is a three-year note that pays interest only, at a rate of 10% per annum, until maturity date. The loss on the sale of CSA and CHS is expected to approximate $135. The management contract for the Charles Hotel will also be amended in conjunction with the sale to provide for a reduction in management fees in exchange for a ten-year life for the management agreement and IHC LLC will be required to loan the hotel an amount not to exceed $2,500.

---------------------------------------------------------
---------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE SPIN-OFF. IF ANYONE GIVES YOU ANY SUCH INFORMATION OR MAKES ANY SUCH REPRESENTATIONS, YOU SHOULD NOT RELY ON IT OR THEM AS HAVING BEEN AUTHORIZED BY INTERSTATE MANAGEMENT. THE AFFAIRS OF INTERSTATE MANAGEMENT MAY CHANGE AND YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS INFORMATION STATEMENT/PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE. THIS INFORMATION STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Questions and Answers about the Spin-
  off and Interstate Management.......    1
Summary...............................    3
Summary Financial and Other Data......    7
Recent Developments...................    9
Risk Factors..........................   11
The Spin-off..........................   18
Business..............................   23
Selected Financial and Other Data.....   34
Pro Forma Financial Data..............   36
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   44
Management............................   53
Certain Relationships and Related
  Transactions........................   61
Security Ownership of Certain
  Beneficial Owners and Management....   63
Description of Capital Stock..........   63
Where You Can Find More Information...   68
Index to Combined Financial
  Information.........................  F-1


     UNTIL           , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES MAY BE REQUIRED TO DELIVER THIS INFORMATION STATEMENT/PROSPECTUS.
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
                                9,221,743 SHARES

                               INTERSTATE HOTELS
                                MANAGEMENT, INC.

                                  COMMON STOCK
               --------------------------------------------------
                        INFORMATION STATEMENT/PROSPECTUS
               --------------------------------------------------

                                MAY      , 1999

---------------------------------------------------------
---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

The following table sets forth the estimated expenses payable by Interstate Management in connection with the spin-off:

NATURE OF EXPENSE                                               AMOUNT
-----------------                                               -------
SEC Registration Fee........................................    $13,408
New York Stock Exchange Filing Fee..........................       *
Accounting Fees and Expenses................................       *
Legal Fees and Expenses.....................................       *
Printing Expenses...........................................       *
Blue Sky Qualification Fees and Expenses....................       *
Distribution Agent's Fee....................................       *
Miscellaneous...............................................       *
                                                                -------
     Total..................................................    $  *
                                                                =======

---------------

(1) The amounts set forth above, except for the SEC and New York Stock Exchange fees, are in each case estimated.

*   To be completed by Amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Interstate Management's officers and directors are indemnified to the maximum extent authorized or permitted under applicable law. Maryland's corporation law generally permits the liability of directors and officers to a corporation for monetary damages to be limited, unless it is proven that (i)(a) the director or officer actually received an improper personal benefit in money, property or services, (b) the director or officer acted in bad faith, or (c) the director's or officer's act or omission was the result of active and deliberate dishonesty, and (ii) the director's or officer's act or omission was material to the matter giving rise to the proceeding. However, in the case of a suit by or in the right of Interstate Management, a director or officer may not be indemnified in respect of any proceeding in which he shall have been adjudged liable to Interstate Management, unless and only to the extent a court of appropriate jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. Any amendment or repeal of Interstate Management's Articles of Incorporation may not adversely affect the rights of any person entitled to indemnification for any event occurring prior to such amendment or repeal.

Interstate Management's Bylaws provide for indemnification by Interstate Management of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of Interstate Management if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Interstate Management, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Interstate Management has issued unregistered securities to a limited number of persons, as described below. No underwriters or underwriting discounts or commissions were involved. There was no public offering in any such transaction, and Interstate Management believes that each transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, by reason of Section 4(2) thereof, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning Interstate Management and acquired the securities for investment and not with a view to the distribution thereof.

        (1) On June 2, 1998, Interstate Management issued an aggregate of 9,900 shares of Interstate Management's Class B Non-Voting Common Stock to Patriot American Hospitality, Inc. in exchange for (i) a 35% managing membership interest in Interstate Hotels, LLC; (ii) Patriot's rights under its contract with Interstate Hotels, LLC pursuant to which Interstate Hotels, LLC agreed not to pursue or conduct any third-party hotel management business other than that in existence on June 2, 1998 (including any renewals or extensions of management contracts in existence on such date); and (iii) Patriot's rights under its contract with Interstate Hotels, LLC pursuant to which Interstate Hotels, LLC agreed that it would cease to manage certain identified hotels upon consummation of the spin-off.

        (2) On June 2, 1998, Interstate Management issued an aggregate of 100 shares of Interstate Management's Class A Voting Common Stock to PAH-Interstate Holdings, Inc. for an aggregate purchase price of $478,836.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


(a) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

 2.1*   Form of Distribution Agreement by and among Patriot American
        Hospitality, Inc. and Interstate Hotels Management, Inc.
 3.1    Form of Articles of Amendment and Restatement of Interstate
        Hotels Management, Inc.
 3.2+   Form of Amended and Restated Bylaws of Interstate Hotels
        Management, Inc.
 3.3    Form of Shareholder Rights Plan of Interstate Hotels
        Management, Inc.
 5.1*   Opinion of Goodwin, Procter & Hoar LLP
10.1+   Form of Limited Liability Company Agreement of IHC II, LLC
10.2+   Form of Amended and Restated Limited Liability Company
        Agreement of Interstate Hotels, LLC
10.3+   Form of Voting Agreement among Interstate Hotels Management,
        Inc. and the identified stockholders of Interstate Hotels
        Management, Inc.
10.4    Form of Owner Agreement by and between Patriot American
        Hospitality Partnership, L.P., Wyndham International
        Operating Partnership, L.P., IHC II, LLC and [Marriott
        International, Inc./Marriott Hotel Services, Inc.]
10.5    Form of Lease Agreement
10.6    Form of Management Agreement by and between Wyndham
        International Operating Partnership, L.P. and IHC II, LLC
10.7    Form of Submanagement Agreement by and between [Marriott
        International, Inc./Marriott Hotel Services, Inc.] and IHC
        II, LLC
10.8*   Form of Interstate Hotels Management, Inc. Guaranty
10.9    Settlement Agreement dated as of May 27, 1998 by and among
        Marriott International, Inc., Interstate Hotels Corporation,
        Interstate Hotels Company, Patriot American Hospitality,
        Inc. and Wyndham International, Inc.

10.10+  Employment Agreement by and between Interstate Hotels
        Management, Inc. and Thomas F. Hewitt
10.11*  Employment Agreement by and between Interstate Hotels
        Management, Inc. and J. William Richardson
10.12+  Employment Agreement by and between Interstate Hotels
        Management, Inc. and Henry L. Ciaffone
10.13+  Employment Agreement by and between Interstate Hotels
        Management, Inc. and Charles R. Tomb, as amended
21.1*   List of Subsidiaries of Interstate Hotels Management, Inc.
23.1    Consent of PricewaterhouseCoopers LLC
23.2*   Consent of Goodwin, Procter & Hoar LLP (to be included in
        Exhibit 5.1)
27.1+   Financial Data Schedule


---------------

* To be filed by amendment.
+ Previously filed.

(b) All applicable required schedules are included in the Information Statement/Prospectus and are therefore omitted from this section.

ITEM 17.  UNDERTAKINGS

(a) -- (g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i) -- (j) Not applicable.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on April 28, 1999.


                                          Interstate Hotels Management, Inc.

                                          By:       /s/ THOMAS F. HEWITT
                                             -----------------------------------
                                             Thomas F. Hewitt
                                             Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


            SIGNATURES                            TITLE                       DATE
            ----------                            -----                       ----

       /s/ THOMAS F. HEWITT         Chief Executive Officer and          April 28, 1999
----------------------------------  Chairman of the Board of Directors
         Thomas F. Hewitt           (Principal Executive Officer)

    /s/ J. WILLIAM RICHARDSON       Chief Financial Officer and          April 28, 1999
----------------------------------  Executive Vice President, Finance
      J. William Richardson         and Administration (Principal
                                    Financial Officer and Principal
                                    Accounting Officer)

     /s/ WILLIAM W. EVANS III       Director                             April 28, 1999
----------------------------------
       William W. Evans III